2024

Itaú Unibanco Holding S.A.

General Stockholders' Meeting Manual

Extraordinary General Stockholders' Meeting

June 26, 2024

Contents

_1. Message from Management about the ESM Manual

São Paulo, May 27, 2024.

Dear Stockholder,

Aimed at achieving higher efficiency and return on the amounts invested, the Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and businesses. Accordingly, we inform that, on May 23, 2024, our Board of Directors approved the proposal for corporate internal restructuring that will result in the merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into Itaú Unibanco Holding S.A. ("Company" or "Itaú Unibanco Holding").

In summary, as a result of the proposed transaction, all activities currently carried out by Hipercard will be transferred to the Company, including the administration of bank cards.

We invite you to read this Management's Proposal, which outlines the matters to be appreciated at the Extraordinary General Stockholders' Meeting (ESM) of Itaú Unibanco Holding to be held on June 26, 2024, as well as how you can attend and vote accordingly. This ESM will be held online and we encourage you to take part remotely by either making use of the remote voting form, as disclosed on the websites of CVM and on the Company's Investor Relations website: www.itau.com.br/investor-relations or through granted proxies, according to the instructions found in the Manual.

Should you have any question, please contact us through the communication channels below:

- **Questions on remote voting:**
  Phone number: +55 (11) 5019-8112
  Email: drinvest@itau-unibanco.com.br

- **Investor Relations department:**
  Phone number: +55 (11) 2794-3547
  Email: ri@itau-unibanco.com.br

Have a good reading!

Regards,
Management
Itaú Unibanco Holding

2. Information on the Extraordinary General Stockholders' Meeting

Data
Itaú Unibanco Holding's Extraordinary General Stockholders' Meeting will be held on June 26, 2024, at 4:00 p.m.

Opening Quorum
The Extraordinary General Stockholders' Meeting will be open on first call, with the attendance of stockholders representing at least two-thirds (2/3) of the voting capital (common shares), in accordance with Article 135, main paragraph, of the Brazilian Corporate Law, bearing in mind the proposed amendment to bylaws.

We clarify that in case of insufficient quorum to open the aforementioned Meeting on first call, a new call by call notice will be disclosed on due course, and the Meeting will be held at least eight (8) days after a new call notice is published, in accordance with Article 124, paragraph 1, II, of Brazilian Corporate Law. This Meeting will be open on second call with any number of Stockholders holding common shares.

Venue
The Extraordinary General Stockholders' Meeting will be held online and remotely.

The link and access instructions will be provided by the Company to stockholders who send the documents below to email drinvest@itau-unibanco.com.br, by June 24, 2024:

a) Legal Entities: a notarized copy of the articles of association/bylaws and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Call notice
The Call notice included in item 3 hereof will be published on May 28, 29 and 30, 2024 in O Estado de S. Paulo newspaper. It will also be available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

Documents provided to stockholders
The documents to be reviewed at the Stockholders' Meeting (Call Notice, Protocol and Justification, Appraisal Report, Proxy Template and Remote Voting Form) are available to stockholders on the Investor Relations website (www.itau.com.br/investor-relations), as well as on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br.

Proxies
In order to assist stockholders who decide to attend the Extraordinary General Stockholders' Meeting represented by proxies, we present Attachment IV - A "Proxy Template for Holders of Common Shares".

Alternatively, the Company will provide three (3) proxies who are able to represent the stockholder at the Meeting and will vote in strict conformity with the voting instruction given by the stockholder in accordance with Attachment IV – B "Proxy Template for Proxies Provided by the Company (Holders of Common Shares)." Information on the proxy request, in accordance with Attachment Q to CVM Instruction No. 81/22, is included in Attachment IV – C hereto.

To facilitate the running of the General Stockholders' Meeting, the Company recommends that stockholders represented by proxies send a copy of the proxy and other documents listed in the Call Notice by June 24, 2024 to email: drinvest@itau-unibanco.com.br.

Remote voting form
The Company will adopt the remote voting system, in accordance with the provisions of CVM regulation and the best market practices.

Accordingly, stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be voted on at the Stockholders' Meeting:

- by remote voting form sent directly to the Company; or
- by form completion instructions transmitted to service providers, as follows:

a) to the stockholder's custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company
Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the following documents to email drinvest@itau-unibanco.com.br by June 19, 2024:

(i) the voting form duly filled, initialized and signed (signature notarized by a public notary's office, consularization and a sworn translation of documents in foreign language not required); and

(ii) ID document - for **Legal Entities**: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for **Individuals**: a notarized copy of the ID document bearing the stockholders' picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Once the documents referred to in items **(i)** and **(ii)** above are received, the Company will notify the stockholder as to their receipt and acceptance. This information will be sent to stockholders at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting right through service providers, by transmitting their voting instructions to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step procedure for issuing the digital certificate is provided on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to service providers by June 19, 2024, unless otherwise indicated by the latter.

Conflicts of interest

While the General Stockholders' Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meetings of the Company's management and inspection bodies. Additionally, any attending stockholder aware of a conflicting situation in relation to another stockholder and to the subject matter of the resolution must speak up thereon.

When the conflict of interest is brought into light, the conflicted stockholder must abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that any conflicted votes cast be annulled, even if it is to occur after the stockholders' meeting.

Communication channel with the Board of Directors

Last but not least, we highlight that Stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking on the link "Contact IR" on our Investor Relations website (www.itau.com.br/investor-relations). In the field "Subject", please select the option "Recommendations to the Board of Directors to Stockholders´ Meeting."

3. Call Notice

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

The Stockholders of **ITAÚ UNIBANCO HOLDING S.A.** ("Company") are hereby invited by the Board of Directors to attend the **Extraordinary General Stockholders' Meeting** to be exclusively held online on June 26, 2024 at 4:00 p.m., with the purpose to:

1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023;
2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company;
3. Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023;
4. Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification";
5. Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions;
6. Amend the Company's Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members; and
7. Consolidate the Bylaws to reflect the amendment mentioned in the preceding item.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders' Meeting's Manual.

The documents to be reviewed are available to stockholders on the Company's investor relations website (www.itau.com.br/investor-relations), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br.

The Stockholders' Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who send the documents below by June 24, 2024 to email drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/bylaws and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the Stockholders' Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy forwards their identity document, the documents listed above and the corresponding proxy with signature notarized by a public notary's office.

We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company's management member or a lawyer and that the documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation.

The Company recommends that stockholders represented by proxies also send, by June 24, 2024, a copy of the documents listed above to email drinvest@itau-unibanco.com.br.

Stockholders may also participate in the Meeting through the remote voting form, to be sent (i) directly to the Company, or (ii) to their corresponding custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in the case shares are not deposited at a central depository, according to the procedures described in the General Stockholders' Meeting's Manual.

São Paulo (SP), May 27, 2024.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

4. Resolutions - Extraordinary General Stockholders' Meeting

1. Corporate restructuring in the Itaú Unibanco Conglomerate

Itaú Unibanco conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts.

Accordingly, the Board of Directors has approved the proposal for corporate restructuring in connection with the merger, into the Company, of Hipercard Banco Múltiplo S.A. ("Hipercard"), a company fully held by the Company ("Transaction" or "Merger").

The purpose of the Merger is to transfer to the Company all activities currently carried out by Hipercard, including the administration of bank cards. The activities to be transferred are detailed in the "Protocol and Justification" and the "Appraisal Report".

This Manual includes all documents required for stockholders to resolve upon the Management's Proposal. The "Protocol and Justification" establishes the terms and conditions of the Merger. The Appraisal Report, based on the balance sheets as of December 31, 2023 of Hipercard and the Company, has been prepared by expert firm PricewaterhouseCoopers Auditores Independentes Ltda.– PwC. These documents are included in Attachment I hereto, corresponding to the content of Attachment I to CVM Instruction No. 81/22. Attachment II contains information on Appraisers, as required by Attachment L to CVM Instruction No. 81/22.

2. Amendment to the Company's Bylaws

Considering the Merger of Hipercard into the Company and the complexity of transactions, Itaú Unibanco Holding's Bylaws will be amended to reflect the increase in the maximum number of officers, resulting in the Board of Officers being now composed of five (05) to fifty (50) members.

3. Consolidation of the Company's Bylaws

A copy of the consolidated Bylaws containing the proposed inclusions duly highlighted can be found in Attachment III hereto, as well as the report detailing the origin and justification for these proposed amendments with an analysis of their legal and economic effects, in accordance with Article 12 of CVM Instruction No. 81/22.

ATTACHMENT

ATTACHMENT I

ATTACHMENT I TO CVM RESOLUTION Nº 81/22

1. Protocol and justification for the transaction, in accordance with Articles 224 and 225 of Law No. 6,404 of 1976 (Brazilian Corporate Law)

PROTOCOL AND JUSTIFICATION OF THE MERGER OF HIPERCARD BANCO MÚLTIPLO S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

By this Merger Protocol and Justification ("Protocol and Justification"), entered into in accordance with the provisions of Articles 224 and 225 of Law No. 6,404 of December 15, 1976 ("Brazilian Corporate Law") and other applicable legal provisions, and in the due form of law, the parties qualified below:

1. **HIPERCARD BANCO MÚLTIPLO S.A.**, headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, parte A, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 03.012.230/0001-69 and the Company Registry Identification Number (NIRE) No. 35300155866 ("**HIPERCARD**"), herein represented by its undersigned Officers; and

2. **ITAÚ UNIBANCO HOLDING S.A.**, headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 60.872.504/0001-23 and the Company Registry Identification Number (NIRE) No. 35300010230 ("**ITAÚ UNIBANCO HOLDING**"), herein represented by its undersigned Officers; and

HIPERCARD and **ITAÚ UNIBANCO HOLDING**, hereinafter jointly referred to as "Companies" or "Parties".

WHEREAS,

(i) Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aimed at providing higher efficiency and return on invested amounts to its stockholders. Accordingly, on May 23, 2024, **ITAÚ UNIBANCO HOLDING**'s Board of Directors approved the proposal for a corporate restructuring for the merger of **HIPERCARD** into **ITAÚ UNIBANCO HOLDING**, as detailed below ("Merger" or "Transaction"). The purpose of the Merger is to transfer to **ITAÚ UNIBANCO HOLDING** all activities currently carried out by **HIPERCARD**, including the administration of bank cards;

(ii) according to studies conducted, the merger of **HIPERCARD** into **ITAÚ UNIBANCO HOLDING** is convenient and more efficient from an structural standpoint, and that is the reason why the execution of this Protocol and Justification is proposed; and

(iii) currently **HIPERCARD** is fully directly held by **ITAÚ UNIBANCO HOLDING**.

THE PARTIES HERETO AGREE to execute this Protocol and Justification, which will be ruled by the following terms and conditions:

1. REASONS AND PURPOSES OF THE TRANSACTION AND THE COMPANIES' INTEREST IN ITS IMPLEMENTATION

1.1. After studies about the convenience of the Transaction, and based on the arguments included in the recitals above, the Companies' management members have concluded that the restructuring will fully meet Itaú Unibanco Conglomerate's interests.

1.2. The purpose of **HIPERCARD** Merger is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency.

1.3. The Merger will result in the dissolution of **HIPERCARD** and the absorption of its activities and assets by **ITAÚ UNIBANCO HOLDING**, leading to the reduction of its maintenance costs and thus providing the rationalization of its administrative and commercial activities and the improvement of the corporate structure to which the Companies are linked.

1.4. We take this opportunity to clarify that **ITAÚ UNIBANCO HOLDING** is a multiple bank authorized to operate by the Central Bank of Brazil ("BACEN"), the reason why it has a corporate purpose that is appropriate for carrying out the activities to be transferred by **HIPERCARD**.

2. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY

2.1. **HIPERCARD**'s equity, to be merged into **ITAÚ UNIBANCO HOLDING**, will be appraised at book net worth, based on **HIPERCARD**'s balance sheet as of December 31, 2023 ("Merger Base Date").

2.2. Expert company PricewaterhouseCoopers Auditores Independentes Ltda. ("PWC"), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, has been hired to appraise **HIPERCARD**'s book net worth to be merged into **ITAÚ UNIBANCO HOLDING**, based on the balance sheet as of the Merger Base Date. The appraisal report on the book net worth ("Appraisal Report") is an integral part of this Protocol and Justification, under the terms of Attachment I hereto, and the value specified in it will be submitted to the review and approval by the Companies' stockholders, in accordance with the law.

2.3. **ITAÚ UNIBANCO HOLDING** will merge **HIPERCARD**'S equity, valued at two billion, six hundred and seventy-nine million, two hundred and nineteen thousand, one hundred and fifty-four Brazilian reais and ninety-nine cents of Brazilian reais (R$ 2,679,219,154.99). Accordingly, after the Merger, **ITAÚ UNIBANCO HOLDING**'s equity can be represented as follows:

ITAÚ UNIBANCO HOLDING

Description of accounts	Equity on 12.31.2023	Amount merged from Hipercard	Cancellation of the investment and equity	After the merger
Equity	**182,505,168,920.87**	**2,679,219,154.99**	**(2,679,219,154.99)**	**182,505,168,920.87**
Capital	90,729,000,000.00	2,223,627,269.39	(2,223,627,269.39)	90,729,000,000.00
Capital reserve	2,617,406,396.82	9,553,719.74	(9,553,719.74)	2,617,406,396.82
Revenue Reserve	93,728,781,179.41	446,038,165.86	(446,038,165.86)	93,728,781,179.41
Other comprehensive income	(4,558,673,697.46)	-	-	(4,558,673,697.46)
(Treasury shares)	(11,344,957.90)	-	-	(11,344,957.90)

2.4. Taking into account that **HIPERCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply any capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING**.

2.5. The Merger will (i) be carried out through an Extraordinary General Stockholders' Meeting of **HIPERCARD**, in which at least the following must be approved: this Protocol and Justification and the Merger, the appointment and hiring of PWC as the appraisal firm, the Appraisal Report prepared by PwC, with its management members being authorized to perform the acts necessary to implement the Merger; (ii) be carried out through an Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO HOLDING**, in which at least the following must be approved: this Protocol and Justification, the appointment and hiring of PwC as the appraisal firm, the Appraisal Report prepared by PwC and the Merger, with its management members being authorized to perform the acts necessary to implement the Transaction; and (iii) be subject to approval from the Central Bank of Brazil and shall become effective on the last day of the month in which said regulatory approval is obtained ("Effective Date").

2.6. After the Transaction, **HIPERCARD** will be dissolved and all of its assets will be transferred to **ITAÚ UNIBANCO HOLDING**, which, in accordance with the law, will succeed **HIPERCARD** in the effective or contingent rights and obligations, on a universal basis and for all legal purposes.

2.7. Any equity changes between the Merger Base Date and the Effective Date will be recognized by **HIPERCARD** and transferred to **ITAÚ UNIBANCO HOLDING**.

3. CAPITAL AND EXCHANGE RATIO

3.1. After the Merger, **HIPERCARD** will be dissolved and all common and preferred shares it has issued will be cancelled. In accordance with item 2.4 above, and taking into account that **HIPERCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply a capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING**. Therefore, after the Merger is finalized, **ITAÚ UNIBANCO HOLDING**'s capital stock will remain being ninety billion, seven hundred twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by four billion, nine hundred fifty-eight million, two hundred ninety thousand and three hundred fifty-nine (4,958,290,359) common shares and four billion, eight hundred forty-five million, eight hundred forty-four thousand and nine hundred eighty-nine (4,845,844,989) preferred shares.

3.1.1. Taking into account that the Merger will not give rise to a capital increase and/or the issue of new shares by **ITAÚ UNIBANCO HOLDING**, there is no need to set out criteria for an exchange ratio.

4. AMENDMENTS TO THE BYLAWS

4.1. This Transaction will not result in a capital increase and/or amendment to **ITAÚ UNIBANCO HOLDING**'s Bylaws.

4.2. However, considering **ITAÚ UNIBANCO HOLDING**'s current and future activities, the Bylaws of Itaú Unibanco Holding S.A. shall be amended to reflect the increase in the maximum number of officers, resulting in the Board of Officers being now composed of five (05) to fifty (50) members. As a result, the amendment to item 9.1. of Article 9 of the Bylaws will be submitted for approval of the Extraordinary General Stockholders' Meeting so that will become effective with the following wording:

"Article 9º (...) - 9.1. The Board of Officers shall have between five (5) and fifty (50) members, comprising the positions of Chief Executive Officer and Officer".

5. MISCELLANEOUS

5.1. All registrations and applications for registrations of trademarks owned by **HIPERCARD**, in Brazil and abroad, will be merged into **ITAÚ UNIBANCO HOLDING**, as detailed in Attachment II hereto.

5.2. Once the Merger is effective, all assets, rights, properties, obligation, contingencies, and responsibilities of **HIPERCARD** will automatically be transferred, at book net worth, to **ITAÚ UNIBANCO HOLDING**'s assets, which will succeed **HIPERCARD** on a universal basis, regardless of any other formalities beyond those provided for by law. The costs and expenses arising from the implementation of the Merger will be the responsibility of **ITAÚ UNIBANCO HOLDING**.

5.3. As **ITAÚ UNIBANCO HOLDING** is the only stockholder of **HIPERCARD** and has already stated a favorable position for the Transaction, no share reimbursement amount has to

be determined nor will the provisions of Article 264 of Brazilian Corporate Law apply. Likewise, nor will Articles 137 and 256 of the Brazilian Corporate Law be applicable, since **HIPERCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**.

5.4. Taking into account that the Merger involves **HIPERCARD** and **ITAÚ UNIBANCO HOLDING**, and both companies are authorized to operate by the Central Bank of Brazil, the Transaction will be submitted to approval from the latter, in accordance with applicable regulation.

5.5. The Companies have agreed to file and publish the Merger related acts, in accordance with applicable legislation, after the terms of the Transaction are approved by their proper bodies, under the terms of this Protocol and Justification, and after the review and approval from the Central Bank of Brazil.

5.6. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors, and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification.

IN WITNESS WHEREOF, the Parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below.

São Paulo (State of São Paulo), May 27, 2024.

HIPERCARD BANCO MÚLTIPLO S.A.

FELIPE PICCOLI AVERSA
CEO

CARLOS HENRIQUE DONEGÁ AIDAR
Officer

ITAÚ UNIBANCO HOLDING S.A.

ALEXSANDRO BROEDEL LOPES
Officer

LINEU CARLOS FERRAZ DE ANDRADE
Officer

Witnesses:

1.______________________________
Name: DÁRIO BARGAS PASSOS
RG-SSP/SP 18.811.225 – CPF 080.496.398-35

2.______________________________
Name: MARCOS LUIZ FERREIRA
RG-SSP/SP 25.575.317-2 – CPF 176.147.528-21

ATTACHMENT 1 TO THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF HIPERCARD BANCO MÚLTIPLO S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

APPRAISAL REPORT

The appraisal report is presented in item 7 of this Attachment.

ATTACHMENT II TO THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF HIPERCARD BANCO MÚLTIPLO S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

1. TRADEMARKS IN BRAZIL

	Register number	Trademark	Country
1.	730050017	BEG (Nominative)	Brazil
2.	818613122	HC Hipercard (Mixed)	Brazil
3.	840429070	HIPER (Mixed)	Brazil
4.	816007330	HIPERCARD (Mixed)	Brazil
5.	830530517	HIPERCARD (Nominative)	Brazil
6.	830530509	HIPERCARD (Mixed)	Brazil
7.	830530525	HIPERCARD (Mixed)	Brazil
8.	830649468	HIPERCARD PROGRAMADO (Nominative)	Brazil
9.	830525998	HIPERCOMMERCE (Nominative)	Brazil
10.	830525980	HIPERFATURA PARCELADA (Nominative)	Brazil
11.	830530460	HIPERMÓVEL (Nominative)	Brazil
12.	829462228	HIPERPHONE (Nominative)	Brazil
13.	818553200	PROMOCLUB (Nominative)	Brazil

2. TRADEMARKS ABROAD

	Register number	Trademark	Country/ Territory
1.	1065642	HIPERCARD (Nominative)	Mexico

2. Other agreements, contracts and precontracts regulating the exercise of the right to vote or the transfer of shares issued by companies surviving or resulting from the transaction, filed at the head office of the company, or to which the controlling stockholder of the company is a party

None.

3. Description of the transaction, including:

a. Terms and conditions

This is a proposal for corporate restructuring for the merger of Hipercard Banco Múltiplo S.A., a wholly-owned subsidiary of the Company and whose corporate purpose is to carry out banking operations and services in general, foreign exchange transactions included, allowed to multiple banks. It may also hold equity interests in other companies and provide payment management services through the issuance and administration of credit cards.

In accordance with the Protocol and Justification, the corporate restructuring will result in the merger of all assets of Hipercard Banco Múltiplo S.A. into the Company, with no capital increase or issue of new shares by the Company, as it involves the merger of a wholly-owned subsidiary.

b. Obligations to compensate:

i. The management of any of the companies involved
II. If the transaction fails to take place

This transaction does not include any obligation to compensate the management members of the companies involved or to compensate them for any failure to carry out the transaction.

c. Table comparing the rights, benefits and restrictions of the shares issued by the involved or resulting companies, before and after the transaction

There are no changes in the rights, advantages or restrictions of the shares of the companies involved in the transaction.

d. Any need for approval from debenture holders or other creditors

Not applicable.

e. Assets and liabilities making up each portion of the equity, in case of a spin-off

Not applicable.

f. Intention of the resulting companies to register as securities issuers

Not applicable.

4. Business plans, in particular those related to any specific corporate events to be proposed

The social business will not be changed since the transaction consists of an internal corporate restructuring process.

5. Analysis of the following aspects of the transaction:

a. Description of main benefits expected[1], including:

i. Synergies

[1] Estimates should be disclosed whenever benefits are measured by management members.

II. Tax benefits

iii. Strategic advantages

The transaction will provide greater synergy in activities, streamline the use of Itaú Unibanco Conglomerate's resources and optimizes structures, businesses and costs, aiming for greater efficiency and return on invested amounts.

b. Costs

The costs involved in carrying out and implementing the transaction are estimated at approximately R$ 180,000.00 Brazilian reais, including expenses on publication of corporate acts and fees payable to independent auditors, appraisers, attorneys and other professionals engaged to assist the transaction.

c. Risk factors

Taking into account that Itaú Unibanco Holding S.A. holds 100% of the capital of Hipercard Banco Múltiplo S.A., the aforementioned merger refers to the merger of assets already held by the Company. Accordingly, this transaction will not increase the Company's risk exposure or impact its activities, the securities it issues or the risks to which stockholders, investors and third parties interested in the Company are subject. Accordingly, the Company does not identify any risk factors other than those described in "Section 4" of its Reference Form.

The intended transaction depends on the approval from the Central Bank of Brazil.

d. If it is a related-party transaction, possible alternatives that could have been adopted to reach the same goals, indicating the reasons why these alternatives have been ruled out[2]

No alternative could have been adopted to carry out the corporate restructuring, as this it is an intra-group corporate restructuring aimed at greater efficiency and optimization of the corporate structure of the companies involved.

e. Exchange ratio

The transaction will not involve an exchange ratio for the shares issued by Itaú Unibanco Holding S.A., as this is the merger of a wholly-owned subsidiary. Accordingly, there will be no capital increase in the Company and no new shares will be issued.

f. In transactions involving parent companies, subsidiaries or companies under common control

i. Exchange ratio of shares calculated according to Article 264 of Brazilian Corporate Law

Not applicable.

ii. Detailed description of the process of negotiating the exchange change and other terms and conditions of the transaction

In this transaction, the appraisal provided for in Article 264 of Brazilian Corporate Law is not required, given the absence of minority stockholders of Hipercard Banco Múltiplo S.A. and the lack of an exchange ratio or capital increase in Itaú Unibanco Holding S.A.

iii. If the transaction has been preceded, in the last twelve (12) months, by the acquisition of control or interest in a controlling group:

[2] In a transaction involving a controlled company, for example, it must be explained why an offer to purchase or exchange shares or another type of corporate transaction was not chosen.

- **Comparative analysis of the exchange ratio and the price paid for acquiring control**

Not applicable.

- **Reasons that justify any difference in valuation in different transactions**

Not applicable.

iv. Reasons why the exchange ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutative conditions of the transaction or, if the exchange ratio is not commutative, details of the payment or equivalent measures taken to ensure adequate compensation.

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, supervisory council and special committees at which the transaction was discussed, including any dissenting votes

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 23, 2024

DATE AND TIME: On May 23, 2024, at 12:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The following proposals were approved for submission to the Company's General Extraordinary Meeting to be held on June, 26, 2024: (i) corporate restructuring that will result in the merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into the Company, with the purpose to transfer to the Company all activities currently carried out by Hipercard, including the administration of bank cards; and (ii) change in the number of members of the Company's Board of Directors, which, upon approval by the General Stockholders' Meeting, will be composed of five (5) to fifty (50) members, also resulting in the amendment of Article 9, item 9.1. of the Company's Bylaws.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), May 23, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF MAY 22, 2024

DATE AND TIME: On May 22, 2024, at 11:00 a.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6. of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

1. Gilberto Frussa was nominated for the position of Chairman of the Company's Supervisory Council and Eduardo Hiroyuki Miyaki was nominated to replace the former in the case of absence or incapacity, for the current annual term of office.

2. The members of the Company's Supervisory Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders' Meeting in order to:

2.1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into the Company and its resulting dissolution are established, with the purpose of transferring to the Company all activities currently carried out by Hipercard, including the administration of bank cards ("Transaction");

2.2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard to be merged into the Company ("Appraisal Report");

2.3. Resolve on the Appraisal Report, based on the balance sheet of Hipercard as of December 31, 2023, which may be updated in view of subsequent events;

2.4. Resolve on the Transaction, with no increase in the Company's capital stock.

3. After examining and discussing the afore mentioned proposals, the Councilors resolved to draw up the following opinion:

"*After examining the documents related to the proposals to be submitted to the Extraordinary General Stockholders' Meeting, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents properly reflect the capital structure and the financial position of the Company, and the merger of Hipercard Banco Múltiplo S.A. into*

the Company, as well as their legal effects, represent fairly the interests of the Company's stockholders, in compliance with the applicable legal and statutory rules and procedures".

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 22, 2024. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors.

RENATO LULIA JACOB
Group *Head* of Corporate Strategy, Investor Relations and Corporate Development

7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction which were made available to the controlling stockholder at any stage of the transaction

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Stockholders' equity valuation report calculated based on accounting records December 31, 2023

(A free translation of the original in Portuguese)

Stockholders' equity valuation report calculated based on accounting records

To Management
Itaú Unibanco Holding S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16th floor, parts 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, Postal Code 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated April 12, 2024, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 167.391, on April 12, 2024, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, , domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Itaú Unibanco Holding ("Bank") to evaluate its stockholders' equity calculated based on the accounting records on December 31, 2023, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, presents below the results of its work.

Purpose of evaluation

2 The valuation of the stockholders' equity of Itaú Unibanco Holding S.A., as of December 31, 2023, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the incorporation of Hipercard Banco Múltiplo S.A. into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting on June 26, 2024 and carried out after approval by the Brazilian Central Bank.

Management's responsibility for the accounting information

3 The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report.

pwc

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion about the book value of the Bank's stockholders' equity as of December 31, 2023, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement.

5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6 Based on the work performed, we conclude that the amount of R$ 182,505,168,920.87 (one hundred and eighty-two billion, five hundred and five million, one hundred and sixty-eight thousand, nine hundred and twenty reais and eighty-seven cents), according to the balance sheet as of December 31, 2023, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Itaú Unibanco Holding S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, May 27, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

(A free translation of the original in Portuguese)

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on May 27, 2024

Itaú Unibanco Holding S.A.

Summarized balance sheet
At December 31, 2023
In reais

Assets	
Current and long-term assets	**229,349,293,765.18**
Cash and cash equivalents	2,364,689,941.64
Interbank investments	48,755,470,110.51
Securities and derivative financial instruments	3,253,274,390.55
Interbranch accounts	54,441,923.05
Loan, lease and other credit operations	143,370,785,881.14
Other receivables	30,605,537,221.13
Other assets	945,094,297.16
Permanent assets	**178,977,475,345.57**
Investments	178,586,515,673.75
Real estate	3,356,735.24
Goodwill and Intangible assets	387,602,936.58
Total assets	**408,326,769,110.75**
Liabilities and stockholders' equity	
Current and long-term liabilities	**225,821,600,189.88**
Deposits	82,677,701,793.32
Deposits received under securities repurchase agreements	1,434,374,853.39
Funds from acceptances and issuance of securities	4,048,876,073.79
Interbank accounts	59,257,589,919.10
Allowance for loan commitments	552,157,151.78
Other liabilities and Provisions	77,850,900,398.50
Total liabilities	**225,821,600,189.88**
Capital	90,729,000,000.00
Capital reserves	2,617,406,396.82
Revenue reserves	93,728,781,179.41
Other comprehensive income	(4,558,673,697.46)
(Treasury shares)	(11,344,957.90)
Stockholders' equity	**182,505,168,920.87**
Liabilities and stockholders' equity	**408,326,769,110.75**

(A free translation of the original in Portuguese)

Appendix II to the Stockholders' equity valuation report calculated based on the accounting records issued on May 27, 2024

Itaú Unibanco Holding S.A.

Management explanatory notes to the balance sheet at December 31, 2023

1 General information

Itaú Unibanco Holding S.A. ("Bank") is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, nº 100, in the city of São Paulo, state of São Paulo, Brazil.

The Bank is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of the Bank's common shares.

2 Basis of preparation and summary of the main accounting policies

The balance sheet as of December 31, 2023 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank and is intended to be part of the documentation of the Itaú Unibanco Conglomerate's corporate reorganization.

This corporate reorganization consists in the incorporation of the stockholders' equity of Hipercard Banco Múltiplo S.A., into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting to be held on June 26, 2024 and carried out after approval by the Brazilian Central.

The Bank's accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Brazilian Central Bank (BACEN) and the National Monetary Council (CMN).

The main accounting policies applied in the preparation of the balance sheet are presented below.

a) Cash and cash equivalents

Cash and cash equivalents includes cash and bank deposits.

b) Interbank investments, funds from acceptances and issuance of securities and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

c) Securities

Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. As of March 31, 2022, securities are classified as:

- **Trading securities** - Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period;

- **Available for sale securities –** Securities that may be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

Fair Value

Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. The fair value hierarchy is classified according to the relevance of data observed in the measurement process.

In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument.

The methods and assumptions used for estimating the fair value of Financial Assets are as follows:

Level 1: Highly liquid securities with prices available in an active market and derivatives traded on stock exchanges.

Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market.

Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities which are not usually traded in an active market.

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

d) Derivative financial instruments

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

e) Other assets

They are comprised of Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.

f) Investments

Include goodwill identified in the acquisition of subsidiaries, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.

g) Provisions, Contingent Assets and Liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the Balance Sheet under Other Liabilities;
- **Possible:** which are disclosed in the notes to the financial information, but no provision is recorded;
- **Remote:** which require neither a provision nor disclosure.

Contingent assets are not recognized in the Balance Sheet, except when the Bank's Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

The amount of deposits in guarantee is adjusted in compliance with current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

The deferred component, represented by tax credits and deferred tax obligations, is obtained by the differences between the accounting and tax calculation bases of assets and liabilities, at the end of each year. Tax credits are only recognized when it is probable that future taxable profits will be available for compensation.

h) Capital

Common and preferred shares are classified in stockholders' equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders' equity as a deduction from the amount raised, net of taxes.

When the Bank purchases treasury shares, the amount paid, including any additional directly attributable costs (net of income tax), is deducted from the stockholders' equity attributable to the Bank's stockholders until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the respective effects of income tax and social contribution, is included in the stockholders' equity attributable to the Bank's stockholders.

* * *

DocuSign

Certificate Of Completion

Envelope Id: 6FD49ACE506742589C5A4D22A290B3EB
Subject: DocuSign: Rel. de Auditoria - Laudo IUH Inglês
LoS / Área: Assurance (Audit, CMAAS)
Tipo de Documento: Relatórios ou Deliverables
Source Envelope:

Status: Completed

Document Pages: 9	Signatures: 0	Envelope Originator:
Certificate Pages: 8	Initials: 0	Gabriel Reigado
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		gabriel.reigado@pwc.com
		IP Address: 18.231.224.29

Record Tracking

Status: Original 27 May 2024 | 18:49	Holder: Gabriel Reigado gabriel.reigado@pwc.com	Location: DocuSign
Status: Original 27 May 2024 | 19:03	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 **Electronic Record and Signature Disclosure:** Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC	Completed Using IP Address: 18.231.224.29	Sent: 27 May 2024 | 18:53 Viewed: 27 May 2024 | 18:59 Signed: 27 May 2024 | 19:03

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

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Carbon Copy Events	Status	Timestamp
Gabriel Reigado gabriel.reigado@pwc.com Manager Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 27 May 2024 | 19:03 Viewed: 27 May 2024 | 19:03 Signed: 27 May 2024 | 19:03

Carbon Copy Events	Status	Timestamp
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Witness Events	Signature	Timestamp

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Envelope Sent	Hashed/Encrypted	27 May 2024 | 18:53
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Certified Delivered	Security Checked	27 May 2024 | 18:59
Signing Complete	Security Checked	27 May 2024 | 19:03
Completed	Security Checked	27 May 2024 | 19:03

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

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(A free translation of the original in Portuguese)

Hipercard Banco Múltiplo S.A.

Stockholders' equity valuation report
calculated based on accounting records
December 31, 2023

pwc

(A free translation of the original in Portuguese)

Stockholders' equity valuation report calculated based on accounting records

To Management
Hipercard Banco Múltiplo S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16th floor, parts 1 and 6, Edificio Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, Postal Code 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated April 12, 2024, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 167.391, on April 12, 2024, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Hipercard Banco Múltiplo S.A. (**"Bank") to evaluate its stockholders' equity calculated based on the** accounting records on December 31, 2023, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank presents below the result of its work.

Purpose of evaluation

2 **The valuation of the stockholders' equity of Hipercard Banco Múltiplo S.A., as of December 31, 2023, is** intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the incorporation of Hipercard Banco Múltiplo S.A into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting on June 26, 2024 and carried out after approval by the Brazilian Central Bank.

Management's responsibility for the accounting information

3 The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report.

(A free translation of the original in Portuguese)

pwc

Hipercard Banco Múltiplo S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion about the book value of the Bank's stockholders' equity as of December 31, 2023, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement.

5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6 Based on the work performed, we conclude that the amount of R$ 2,679,219,154.99 (two billion, six hundred and seventy-nine million, two hundred and nineteen thousand, one hundred and fifty-four reais and ninety-nine cents), according to the balance sheet as of December 31, 2023, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Hipercard Banco Múltiplo S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, May 27, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

(A free translation of the original in Portuguese)

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on May 27, 2024

Hipercard Banco Múltiplo S.A.

Summarized balance sheet
At December 31, 2023
In Reais

Assets	
Current and long-term assets	**14,896,301,570.63**
Cash and cash equivalents	1,412,210.13
Interbank investments	2,262,448,753.70
Securities	220,951.86
Interbank accounts	53,851,042.95
Credit operations and other receivables	11,627,832,663.58
Other receivables	947,110,319.89
Other assets	3,425,628.52
Permanent assets	**237,246,786.79**
Investments	235,994,128.54
Real estate	1,060,326.60
Goodwill and Intangible assets	192,331.65
Total assets	**15,133,548,357.42**
Liabilities and stockholders' equity	
Current and long-term liabilities	**12,454,329,202.43**
Deposits	1,408,465,796.21
Interbank accounts	7,890,035,828.04
Allowance for loan commitments	136,965,638.48
Provisions	168,554,581.65
Other liabilities	2,850,307,358.05
Total liabilities	**12,454,329,202.43**
Capital	2,223,627,269.39
Capital reserves	9,553,719.74
Revenue reserves	446,038,165.86
Stockholders' equity	**2,679,219,154.99**
Liabilities and **stockholders' equity**	**15,133,548,357.42**

(A free translation of the original in Portuguese)

Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on May 27, 2024

Hipercard Banco Múltiplo S.A.

Management explanatory notes to the balance sheet at December 31, 2023

1 General Information

Hipercard Banco Múltiplo S.A. (Bank) is a corporation whose purpose is to carry out banking operations and services in general, including foreign exchange, permitted to multiple banks, and may also participate in other companies, as well as provide cash management services through credit card issuance and administration.

The Bank's operations are conducted in the context of a group of institutions that operate integrated in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicality and reasonableness of being attributed to them.

2 Basis of preparation and summary of the main accounting policies

The balance sheet as of December 31, 2023 was prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, and is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate.

This corporate reorganization consists in the incorporation of the stockholders' equity of Hipercard Banco Múltiplo S.A., into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting to be held on June 26, 2024 and carried out after approval by the Brazilian Central Bank.

The Bank's accounting information was prepared in accordance with the Brazilian Corporation Law, including the changes introduced by Law No. 11,638, of 12/28/2007, and Law No. 11,941, of 05/27/2009 in accordance, when applicable, with the regulations of the Brazilian Central Bank (BACEN) and the National Monetary Council (CMN).

The main accounting policies applied in the preparation of the balance sheet are presented below.

a) Cash and cash equivalents

Cash and cash equivalents includes cash and bank deposits.

b) Interbank investments, deposits and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

c) Credit Operations

Credit Operations and Other Receivables are recorded at present value, calculated pro rata die based on the variation in the index and the agreed interest rate, being accrued until the 60th day of delay, observing the

expected receipt. After the 60th day, recognition in income occurs when the installments are effectively received. Credit card transactions include amounts receivable arising from purchases made by the card holders. The amounts corresponding to these amounts, to be paid to the acquirer, are recorded as liabilities at the Interbank accounts.

d) Provision for Doubtful Accounts

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

• Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

• Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months

e) Investments

They are recognized at acquisition cost and valued using the equity method. Goodwill arising from investment acquisitions is amortized based on expected future profitability or its realization, when applicable.

f) Provisions, Contingent Assets and Liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the Balance Sheet under Other Liabilities;
- **Possible:** which are disclosed in the notes to the financial information, but no provision is recorded;
- **Remote:** which require neither a provision nor disclosure.

Contingent assets are not recognized in the Balance Sheet, except when the Bank's Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

The amount of deposits in guarantee is adjusted in compliance with current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

The deferred component, represented by tax credits and deferred tax obligations, is obtained by the differences between the accounting and tax calculation bases of assets and liabilities, at the end of each year. Tax credits are only recognized when it is probable that future taxable profits will be available for compensation.

g) Income Tax and Social Contribution

There are two components in the provision for Income Tax and Social Contribution: current and deferred.

The current component approximates the taxes to be paid or recovered in the applicable period.

The deferred component, represented by deferred tax assets and deferred tax liabilities, is obtained by the differences between the accounting and tax calculation bases of assets and liabilities, at the end of each period.

h) Capital

Common and preferred shares are classified in stockholders' equity.

* * *

DocuSign

Certificate Of Completion

Envelope Id: 919A175E252440C7B0990FC2A92B11F7
Subject: Complete with DocuSign: Laudo Hipercard ING vF.pdf
LoS / Área: Assurance (Audit, CMAAS)
Tipo de Documento: Relatórios ou Deliverables
Source Envelope:

Status: Completed

Document Pages: 7	Signatures: 1	Envelope Originator:
Certificate Pages: 8	Initials: 0	Jonny Lopes
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edificio Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		jonny.lopes@pwc.com
		IP Address: 134.238.160.20

Record Tracking

Status: Original 27 May 2024 | 19:08	Holder: Jonny Lopes jonny.lopes@pwc.com	Location: DocuSign
Status: Original 27 May 2024 | 19:25	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 **Electronic Record and Signature Disclosure:** Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC	DocuSigned by: Emerson Laerte Signature Adoption: Pre-selected Style Using IP Address: 18.231.224.29	Sent: 27 May 2024 | 19:13 Viewed: 27 May 2024 | 19:23 Signed: 27 May 2024 | 19:25

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Jonny Lopes jonny.lopes@pwc.com Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 27 May 2024 | 19:25 Viewed: 27 May 2024 | 19:25 Signed: 27 May 2024 | 19:25

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	27 May 2024 | 19:13
Certified Delivered	Security Checked	27 May 2024 | 19:23
Signing Complete	Security Checked	27 May 2024 | 19:25
Completed	Security Checked	27 May 2024 | 19:25

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

8. Identification of any conflicts of interest between the financial institutions, companies and the professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction

There is no current or potential conflict or confluence of interest between the appraiser and the companies involved in the transaction.

9. Projects regarding or amendments to the bylaws of the companies resulting from the transaction

The transaction will not result in a change in the capital stock or corporate purpose of Itaú Unibanco Holding S.A.

However, considering the Company's current and future activities, the Bylaws of Itaú Unibanco Holding S.A. will be amended to provide for the new composition of the Board of Officers, with the Company's Bylaws in full included in Attachment III to this Manual. As a result, item 9.1. of Article 9 of the Bylaws will be effective with the following wording:

"Article 9º (...) - 9.1. The Board of Officers shall have between five (5) and fifty (50) members, comprising the positions of Chief Executive Officer and Officer".

10. Financial statements used as a basis for the transaction, in accordance with specific regulations

The financial statements as of December 31, 2023 used for the purpose of this transaction are presented at the end of this document.

11. Pro forma financial statements prepared for the purpose of this transaction, in accordance with specific regulation

ITAÚ UNIBANCO HOLDING
Pro Forma Balance Sheet
(In millions of Brazilian reais)

Assets	Balance sheet 12/31/2023	Amount merged from Hipercard	Cancellation of the investment and equity	After the merger
Current and non-current	**229,349**	**14,897**	**-**	**244,246**
Cash equivalents	2,365	2	-	2,367
Interbank investments	48,755	2,262	-	51,017
Securities and derivative financial instruments	3,253	-	-	3,253
Interbranch accounts	54	54	-	108
Credit operations, financial leases and other credits	143,370	11,628	-	154,998
Other receivables	30,608	947	-	31,555
Other assets	944	4	-	948
Permanent assets	**178,978**	**237**	**(2,679)**	**176,536**
Investments	178,587	236	(2,679)	176,144
Fixed asset	4	1	-	5
Intangible assets	387	0	-	387
Total assets	**408,327**	**15,134**	**(2,679)**	**420,782**

Liabilities and equity	Balance sheet 12/31/2023	Amount merged from Hipercard	Cancellation of the investment and equity	After the merger
Current and non-current	**225,822**	**12,455**	**-**	**238,277**
Deposits	82,678	1,409	-	84,087
Deposits received under securities repurchase agreements	1,434	-	-	1,434

Funds from acceptances and issuance of securities	4,049	-	-	4,049
Interbank accounts	59,258	7,890	-	67,148
Provisions	1,265	169	-	1,434
Allowance for loan commitments	552	137	-	689
Other liabilities	76,586	2,850	-	79,436
Equity	**182,505**	**2,679**	**(2,679)**	**182,505**
Capital	90,729	2,224	(2,224)	90,729
Capital reserve	2,617	9	(9)	2,617
Revenue Reserve	93,729	446	(446)	93,729
Other comprehensive income	(4,559)	-	-	(4,559)
(Treasury shares)	(11)	-	-	(11)
Total liabilities and equity	**408,327**	**15,134**	**(2,679)**	**420,782**

12. Documents with information on directly-involved companies other than publicly-held companies, including:

a. Risk factors, according to items 4.1 to 4.3 of the reference form

b. Description of main changes in risk factors in the previous year and expected decrease or increase in risk exposure as a result of the transaction

c. Description of activities, according to items 1.2 to 1.5 of the reference form

d. Description of the economic group, according to item 6 of the reference form

e. Description of capital stock, according to item 12.1 of the reference form

This information is already included in the Company's Reference Form, taking into account that Hipercard Banco Múltiplo S.A. is a whole-owned subsidiary of the Company.

13. Description of capital and control structure after the transaction, in accordance with item 6 of the reference form

The Company's capital and control structure after the transaction will remain unchanged, according to item 6 of the reference form.

14. Number, class and type of securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to these companies, as defined by the regulations governing public offerings for the purchase of shares

The Company holds 100% of the shares issued by Hipercard Banco Múltiplo S.A.

Regarding the Company, the controlling stockholders, management members and the members of the supervisory council hold, in aggregate, 4,596,603,151 shares issued by the Company itself (46.88%), of which 4,555,859,279 are common shares (91.88%) and 40,743,872 are preferred shares (0.84%) as of December 31, 2023.

15. Exposure of any of the companies involved in the transaction, or by persons related to these companies, as defined by the regulations governing public offerings for the purchase of shares, in derivatives backed by securities issued by the other companies involved in the transaction.

Not applicable.

16. Report covering all the trading in the last six (6) months by the persons indicated below in the securities issued by the companies involved in the transaction:

a. Companies involved in the transaction

i. Private purchases

In the last six (6) months, no private purchases were carried out by the Company or Hipercard Banco Múltiplo S.A.

ii. Private sales

In the last six (6) months, no private sales were carried out by the Company or Hipercard Banco Múltiplo S.A.

iii. Purchases in regulated markets

In the last six (6) months, no purchases in regulated markets were carried out by the Company or Hipercard Banco Múltiplo S.A.

iv. Sales in regulated markets

In the last six (6) months, no sales in regulated markets were carried out by the Company or Hipercard Banco Múltiplo S.A.

b. Parties related to the companies involved in the transaction

i. Private purchases
ii. Private sales
iii. Purchases in regulated markets
iv. Sales in regulated markets

The transactions carried out were duly disclosed and are available on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br), as provided for in Article 11 of CVM Resolution No. 44/21 and the Listing Regulations for Level 1 Corporate Governance of B3.

17. Document through which the Special Independent Committee has submitted its recommendations to the Board of Directors if the transaction has been negotiated in accordance with CVM Guidance Opinion No. 35 of 2008.

Not applicable.

ATTACHMENT II

ATTACHMENT L TO CVM RESOLUTION Nº 81/22

INFORMATION ON APPRAISERS

1. **List the appraisers recommended by management:**

   The management of Itaú Unibanco Holding S.A. ("Company") has engaged Pricewaterhouse Coopers Auditores Independentes Ltda., headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º floor, sections 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5 ("PwC"), to prepare the audit reports on the balance sheets and corresponding notes to the financial statements and appraisal reports on the book net worth based on the books of the Company and of Hipercard Banco Múltiplo S.A.

2. **Describe the qualifications of the recommended appraisers:**

   PwC is one of the world's four largest audit and assurance firms and is present in 157 countries, with over 250,000 professionals committed to providing high-quality services. Present in Brazil since 1915, PwC Brazil has approximately 3,600 professionals in 15 offices located across all Brazilian regions. PwC is the company that audits the balance sheets of the companies involved in the merger, which makes it more qualified to ascertain the book net worth and ensure synergy among the recent reviews carried out.

3. **Provide a copy of the engagement proposals and fees to be paid to recommended appraisers**

   This information is included in PwC's Engagement Proposals – SERVICE REQUEST No. 03/2024 IN CONNECTION WITH THE MASTER AGREEMENT ("AGREEMENT") OF AUDIT AND RELATED SERVICES ENTERED INTO BETWEEN THE ITAÚ UNIBANCO CONGLOMERATE AND THE FIRM ENGAGED ON APRIL 25, 2023 AND SUBSEQUENT AMENDMENTS EXECUTED ON SEPTEMBER 21, 2023 AND FEBRUARY 20, 2024, which are included in this attachment (see below).

4. **Describe any material relationship in the last three (3) years between the recommended appraisers and the company's related parties, as defined in the accounting standards about this topic:**

   PwC has provided audit and review services related to the financial statements, review of Reference Forms and other regulatory and recurring audits to the Company and its subsidiaries for the past three years, and it also audits the financial statements of related parties Itaúsa, IUPAR, and Duratex S.A.

SOLICITAÇÃO DE SERVIÇO Nº 03/2024 VINCULADA AO CONTRATO MASTER ("CONTRATO") DE PRESTAÇÃO DE SERVIÇOS DE AUDITORIA E TRABALHOS RELACIONADOS CELEBRADO ENTRE CONGLOMERADO ITAÚ UNIBANCO E CONTRATADA EM 25/04/2023 E POSTERIORES ADITIVOS ASSINADOS EM 21/09/2023 E 20/02/2024

O Itaú Unibanco Holding S.A., com base no Contrato acima identificado, solicita à Contratada a prestação dos serviços abaixo especificados, observadas as condições seguintes.

1. BENEFICIÁRIA DOS SERVIÇOS

Itaú Unibanco Holding S.A. ("Banco"), inscrita no CNPJ 60.872.504/0001-23; e **Hipercard Banco Múltiplo S.A. ("Hipercard")**, inscrita no CNPJ 03.012.230/0001-69 (em conjunto, "**instituições**"), todas com sede na Praça Alfredo Egydio de Souza Aranha, 100, Bairro Parque Jabaquara, São Paulo/SP – que nesse instrumento foi estabelecido e acordado que são representados pelo **Itaú Unibanco Holding S.A.** ("**Contratante**").

2. RESPONSÁVEL PELOS SERVIÇOS

PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES LTDA., com sede na capital do Estado de São Paulo, na Av. Brigadeiro Faria Lima 3732, 16º, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, inscrita no CNPJ/MF sob o no 61.562.112/0001-20 ("**Contratada**").

3. OBJETIVOS

Em continuidade ao processo de reestruturação societária do Conglomerado Itaú Unibanco, na data-base de 31 de dezembro de 2023, será realizada uma incorporação da Hipercard pelo Banco em Assembleia Geral Extraordinária que será realizada em 26 de junho de 2024.

A incorporação será concretizada após aprovação em Assembleia Geral Extraordinária de Acionistas que ocorrerá em 26 de junho de 2024, além da consequente aprovação do Banco Central do Brasil, com base nos saldos dos patrimônios líquidos contábeis levantados em 31 de dezembro de 2023.

Nossos serviços objetivam a emissão de:

1) laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do Itaú Unibanco Holding S.A., em português e inglês, para a data-base de 31 de dezembro de 2023; e

2) laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Hipercard Banco Múltiplo S.A., em português e inglês, para a data-base de 31 de dezembro de 2023.

Esses relatórios serão parte integrante da documentação a ser preparada pela Contratante para fins do processo de reorganização societária do Conglomerado Itaú Unibanco com o objetivo de incorporação da Hipercard pelo Banco .

Para emissão dos referidos laudos de avaliação dos patrimônios líquidos contábeis, faz-se necessária a auditoria dos saldos patrimoniais das mencionadas instituições, na referida data-base. Sendo assim, o exame de auditoria das informações contábeis das instituições já foi contratado através da TSS 02/2023.

4. ESCOPO TÉCNICO E NORMAS APLICÁVEIS

Nossos exames (Banco e Hipercard) serão conduzidos de acordo com as normas profissionais e éticas relativas à auditoria independente aplicáveis no Brasil, ou seja, aquelas emanadas das normas profissionais e técnicas do Conselho Federal de Contabilidade (CFC).

Conforme solicitado pela administração do Banco, emitiremos os laudos de avaliação mencionados anteriormente, na data-base de 31 de dezembro de 2023, cujos trabalhos de auditoria suporte para fins de emissão dos laudos de avaliação dos saldos patrimoniais das instituições, foram anteriormente contratados conforme TSS 02/2023.

Os laudos de avaliação dos patrimônios líquidos contábeis das instituições serão apurados a partir dos saldos contábeis para a data-base de 31 de dezembro de 2023, e serão preparados de acordo com as práticas contábeis adotadas no Brasil, aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil (aplicável ao Banco e à Hipercard).

Nossos laudos serão fundamentados em procedimentos de auditoria aplicados sobre os saldos contábeis das instituições mencionadas anteriormente, com o objetivo de suportar as emissões dos laudos de avaliação dos patrimônios líquidos contábeis mencionados no item 3, nos termos das normas contábeis aplicáveis e do Comunicado Técnico 03/2014 (R1), emitido pelo IBRACON - Instituto dos Auditores Independentes do Brasil, que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial, e CTG 2002, emitido pelo Conselho Federal de Contabilidade, que dispõe sobre os padrões técnicos e profissionais a serem observados pelos contadores para emissão de laudos de avaliação.

Os papéis de trabalho e arquivos por nós criados no decorrer de nossos exames, inclusive os documentos e arquivos eletrônicos, são propriedade exclusiva da CONTRATADA, consoante as normas que regulam o nosso exercício profissional. Todos os relatórios e pareceres e demais documentos criados, produzidos, desenvolvidos, customizados, atualizados e/ou fornecidos ao Contratante ou às Beneficiárias como resultado dos serviços pertencerão ao Contratante ou às Beneficiárias listadas nesta SOLICITAÇÃO DE SERVIÇO.

A PricewaterhouseCoopers Auditores Independentes Ltda., por ser o auditor independente responsável pela auditoria externa das demonstrações contábeis consolidadas do Itaú Unibanco Holding S.A., está sujeita aos requisitos de independência estabelecidos pelas normas internacionais compatíveis com trabalhos de auditoria independente e pelos requisitos do Comitê de Auditoria do Itaú Unibanco Holding S.A., o qual deverá aprovar os serviços propostos. Portanto, entendemos que o referido trabalho não afeta a independência e objetividade necessárias ao desempenho dos serviços de auditoria externa prestados ao Conglomerado Itaú Unibanco.

5. ETAPAS E CRONOGRAMA DAS ATIVIDADES

O cronograma de emissão dos laudos de avaliação dos patrimônios líquidos contábeis será discutido com a administração da Contratante, e emitiremos os correspondentes laudos de avaliação desde que os trabalhos de auditoria estejam concluídos e as informações contábeis sejam preparadas pela administração e disponibilizadas em forma final para nossos exames com, no mínimo, duas semanas de antecedência.

Emitiremos nossos laudos de avaliação dos patrimônios líquidos contábeis em forma definitiva após recebermos a carta de representação da administração e a autorização para suas emissões em forma final.

6. DESCRIÇÃO DAS ENTREGAS

Como resultado de nossos trabalhos, emitiremos:

- Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do Itaú Unibanco Holding S.A., em português e inglês, para a data-base de 31 de dezembro de 2023; e

- Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Hipercard Banco Múltiplo S.A., em português e inglês, para a data-base de 31 de dezembro de 2023.

Será encaminhada ao CONTRATANTE, 1 via eletrônica dos referidos laudos de avaliação dos patrimônios líquidos contábeis. Caso seja necessário o envio das versões impressas dos laudos de avaliação, estas deverão ser solicitadas ao CONTRATANTE.

7. HONORÁRIOS

Nossos honorários são estimados com base no tempo gasto pelo pessoal alocado ao trabalho. As taxas horárias individuais variam de acordo com o nível de responsabilidade envolvido e a experiência e habilidade necessárias.

Na hipótese de acontecimentos de fatos extraordinários ou imprevisíveis, tais como, redução dos prazos de entrega dos serviços a pedido do Contratante, comprovada ineficiência no atendimento do pessoal da Contratante, alteração ou criação de tributos ou requerimentos extras dos órgãos reguladores, de comprovada repercussão nos honorários contratados, a Contratada deverá comunicar ao Contratante, junto à área auditada, compras e a Unidade de Gestão da Auditoria Externa, mediante notificação escrita formalizada antes da execução dos trabalhos, para aprovação da alteração de honorários pelo Comitê de Auditoria, sob pena de inviabilizar-se eventual cobrança adicional.

Estimamos que nossos honorários para este trabalho de auditoria totalizarão **R$ 66.959,80** (sessenta e seis mil, novecentos e cinquenta e nove reais e oitenta centavos), conforme apresentado no quadro detalhado a seguir:

Descrição	**Taxa**	**Horas**	**Honorários (Em Reais)***
Laudo - Itaú Unibanco Holding S.A.	352,42	95	33.479,90
Laudo - Hipercard Banco Múltiplo S.A.	352,42	95	33.479,90
		190	**66.959,80**

(*) Os valores de honorários foram atualizados considerando-se a utilização de 4 (quatro) casas decimais (Taxa/Hora de R$ 352,4214).

(1) A estimativa de horas para emissão do laudo de avaliação do patrimônio líquido contábil já considera as horas contratadas pelas instituições, para sua auditoria do exercício findo em 31 de dezembro de 2023, conforme acordado no TSS 02/2023.

Os honorários acima apresentados já incluem os respectivos impostos aplicáveis. Estes, serão faturados após a assinatura desta Solicitação de Serviços pelas partes, considerando as condições previstas na cláusula 3.2.1 do CONTRATO.

São Paulo, 23 de maio de 2024.

DocuSigned by: Emerson Laerte
9501B61A2BE945B...
PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

DocuSigned by: Emerson Laerte
9501B61A2BE945B...
Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

De acordo:

DocuSigned by: Camila Tavares Regis
C877AA30233B466...
Itaú Unibanco Holding S.A.
Camila Tavares Regis

DocuSigned by:
B801E7D6842E4AF...
Itaú Unibanco Holding S.A.
ANGELA BEATRIZ LOPES KIKUTA

Testemunhas:

DocuSigned by: Daniel Marteletto
B85C2D581A8C4CD...
Daniel Naves Marteletto
RG: MG10863092

DocuSigned by: Adriana P. Santos
4C4CDA13D87B449...
Nome: Adriana P. Santos
RG: 23.020.478-8

ATTACHMENT III

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY'S BYLAWS, IN ACCORDANCE WITH ARTICLE 12 OF CVM RESOLUTION No. 81/22

In accordance with Article 12, item II of CVM Resolution No. 81/22, this report provides detailed information on the origin and justification for, and analyzes the legal and economic effects of the amendment to item 9.1 of the Company's Bylaws, which will be subject to resolution at the Company's Extraordinary General Stockholders' Meeting called for June 26, 2024.

(I) CHANGE IN THE COMPOSITION OF THE BOARD OF OFFICERS

Taking into account the merger of Hipercard Banco Múltiplo S.A. into the Company and the complexity of the operations, the amendment to the Bylaws is proposed so as to change the maximum number of officers and the Board of Officers will then be composed of five (05) to fifty (50) members.

The legal effect of the aforementioned merger to the update of the contracts and obligations entered into by Hipercard Banco Múltiplo S.A. which, after the merger, will become related to Itaú Unibanco Holding. Taking into account that Itaú Unibanco Holding holds 100% of the capital of Hipercard Banco Múltiplo S.A, any legal effects are merely a formality. The transaction may generate a positive economic effect, due to greater synergy in activities and the streamlined use of Itaú Unibanco Conglomerate's resources, in addition to the optimization of structures, businesses and costs.

(II) BYLAWS, HIGHLIGHTING THE AMENDMENTS PROPOSED ABOVE (according to Article 12, I, of CVM Resolution No. 81/22):

Current Wording	Proposed Wording
<u>Article 1 – NAME, TERM AND HEAD OFFICE</u> – The publicly-held joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo	Unchanged.
<u>Article 2 – PURPOSE</u> – The company has as its purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes	Unchanged.
<u>Article 3 – CAPITAL AND SHARES</u> – Subscribed and paid up capital is ninety billion and seven hundred and twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred forty-eight (9,804,135,348) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fiftynine (4,958,290,359) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) are preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring	Unchanged.

such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling block and guaranteeing a dividend at least equal to that of the common shares	
<u>3.1. Authorized Capital</u> - By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).	Unchanged.
<u>3.2. Purchase of Shares Option</u> - Within the limit of the Authorized Capital and in accordance with the plan approved by the General Stockholders' Meeting, call options may be granted to management members and employees of the company itself and of controlled companies.	Unchanged.
<u>3.3. Book Entry Shares</u> - Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company's shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, under the terms of Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged from stockholders in accordance with paragraph 3 of Article 35 of the above-mentioned law.	Unchanged.
<u>3.4. Share Buybacks</u> - The company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.	Unchanged.
<u>3.5. Acquisition of Voting Rights by the Preferred Shares</u> - The preferred shares will acquire voting rights under the terms of the provisions of Article 111, paragraph 1, of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
<u>Article 4 – GENERAL STOCKHOLDERS' MEETING</u> – The General Stockholders' Meeting shall meet annually within the four (4) months following the end of the fiscal year, in accordance with the legal requirements, and extraordinarily whenever corporate interests so require.	Unchanged.
4.1. - The work of any General Stockholders' Meeting shall be chaired by a member of management nominated by the Stockholders' Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Stockholders' Meetings.	Unchanged.
4.3. - The following is the exclusive prerogative of the General Stockholders' Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers' accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors;	Unchanged.

e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate restructuring involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans issued by the company or by its controlled companies.	
Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and a Board of Officers. As provided for in legislation and in these Bylaws, the Board of Directors will act in advisory, elective and supervisory roles and excluding operating and executive duties, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions upon the signing of their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signing of the members of management's Instrument of Agreement, under the terms of the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão ("B3").	Unchanged.
5.2. Management Compensation - Management members shall receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders' Meeting in the form of an aggregate and annual amount. It is incumbent upon the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers.	Unchanged.
5.3. Defense of management members – In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company's interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company's approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities.	Unchanged.
Article 6 - BOARD OF DIRECTORS - The Board of Directors will be composed of natural persons, elected by the General Stockholders' Meeting, and will have one (1) Chairman or two (2) Co–Chairmen and may have up to three (3) Vice–Chairmen chosen by the General Stockholders' Meeting, at the occasion of the election of the Board of Directors' members.	Unchanged.
6.1. The positions of Chairman or Co-Chairmen of the Board of Directors and of Chief Executive Officer or principal executive of the company may not be held by the same person.	Unchanged.
6.2. The Board of Directors shall have at least ten (10) and at the most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders' Meeting that elects the Board of Directors to initially establish the number of Directors who will compose this body for each term of office, provided that	Unchanged.

at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company's Corporate Governance Policy.	
6.3. The Co-Chairmen shall have identical prerogatives and duties, and shall work together in the chair of the Board of Directors.	Unchanged.
6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall resolve upon the appointment of one of its members for the position of Chairman of the Board of Directors.	Unchanged.
6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall temporarily assume all the duties inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting deputy from among its members.	Unchanged.
6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the Stockholders' Meeting, extendable until their successors take office.	Unchanged.
6.6. No individual may be elected to the position of member of the Board of Directors who is (i) seventy-three (73) years old on the date of his/her election, to the position of Chairman or Co-Chairman; and (ii) seventy (70) years old on the date of his/her election, to the other positions of the Board of Directors.	Unchanged.
6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so require, and its resolutions will only be valid in the presence of at least an absolute majority of its acting members.	Unchanged.
6.7.1. Any member of the Board of Directors may participate in the meetings via telephone call, videoconference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of confirming the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes.	Unchanged.
6.8. It is incumbent upon the Board of Directors to: I. establish the general business guidelines of the company; II. elect and remove from office the company's Officers and establish their duties; III. nominate officers to compose the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. call General Stockholders' Meetings within at least twenty-one (21) days before the effective date, the number of days being counted from the notice of the first call; VI. express an opinion on the management report, the Board of Officers' accounts and the financial statements for each fiscal year to be submitted to the General Stockholders' Meeting; VII. resolve upon budgets for results and investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;	Unchanged.

IX. resolve upon the distribution of interim dividends, including their distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. resolve upon payment of interest on capital; XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567 of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own operation and be aware of the Committees' activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the book value of the company as registered in the most recent audited balance sheet; XVIII. state a position on the public offerings of shares or other securities issued by the company; XIX. resolve upon, within the limit of the authorized capital, the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and XX. examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report is submitted to the Board of Directors in the latter scenario.	
Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of the activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.
7.1. The Audit Committee shall be composed of three (3) to seven (7) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized skills and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and audit fields.	Unchanged.
7.1.1. The basic conditions for holding a position in the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the Supervisory Council of the Company, its controlling company or associates,	Unchanged.

controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections "a", "(i)" e "(iii)"; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise.	
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence had been affected by any conflict of interest or potential conflict of interest;	Unchanged.
7.1.3 Members of the Audit Committee shall have a term of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three (3) years following the expiry date of the last permitted reappointment;	Unchanged.
7.1.4. Up to one-third (1/3) of the Audit Committee members may have their term of office renewed, subject to the maximum number of up to ten consecutive years, and the time period set in item 7.1.3. is waived;	Unchanged.
7.1.5. Under no circumstance may a member of the Audit Committee continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members;	Unchanged.
7.1.6. The Audit Committee members shall remain in their positions until their successors take office.	Unchanged.
7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's operation, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.
7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its associates unrelated to their duties as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to not receive compensation for the duties performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. Likewise, a semiannual report shall be prepared at the end of the first half of each fiscal year.	Unchanged.
7.4.1. The summary of the Audit Committee's Report, providing the main data, shall be published together with the financial statements.	Unchanged.
<u>Article 8 – COMPENSATION COMMITTEE</u> – Compliance with the duties and responsibilities related to the compensation policy for the company's management	Unchanged.

members shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors.	
8.1. The Compensation Committee shall be made up of three (3) to ten (10) members, elected by the Board of Directors, one of its members being nominated to the position of Chairman.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to exercise proper and independent judgment on the Company's compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member who is not a management member;	Unchanged.
8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors that elects them and expires on the date on which their substitutes take office;	Unchanged.
8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed.	Unchanged.
8.2. It is incumbent upon the Compensation Committee to: I. prepare the compensation policy for the management members of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operation of the company's management members' compensation policy; III. annually review the company's management members' compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders' Meeting; V. assess future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company's management members' compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members' compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council Resolution No. 3,921/2010.	Unchanged.
8.3. The Board of Directors may assign powers to the Compensation Committee in addition to those provided for in these Bylaws.	Unchanged.
8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its operation.	Unchanged.
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report on the activities undertaken within the scope of its duties, submitting a copy to the Board of Directors and maintaining said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years.	Unchanged.

Article 9 – BOARD OF OFFICERS - The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors.	Unchanged.
9.1. The Board of Officers shall have between five (5) and forty (40) members, comprising the positions of Chief Executive Officer and Officer;	9.1. The Board of Officers shall have between five (5) and fifty (50) members, comprising the positions of Chief Executive Officer and Officer.
9.2. The Board of Directors will define the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company's highest executive body;	Unchanged.
9.3. In the case of absence or incapacity of any officer, the Board of Officers may choose the acting deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them;	Unchanged.
9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer;	Unchanged.
9.5. The officers shall exercise their terms of office of one (1) year and are eligible for reelection and they shall remain in their positions until their successors take office;	Unchanged.
9.6. A person is ineligible (i) to hold the position of Chief Executive Officer who is already sixty-two (62) years of age on the date of the election; and (ii) to hold other positions on the Board of Officers who are already sixty (60) years of age on the date of the election.	Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two Officers together to: (i) assume obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees on obligations of third parties; (ii) waive rights, encumber and dispose of permanent assets; (iii) appoint proxies to act; and (iv) decide on opening, closing or reorganizing branch offices. In situations when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company may also be represented by one (01) Officer in situations that do not imply (a) the assumption of obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees to third parties; or (b) the waiver of rights, encumbrance and disposal of permanent assets.	Unchanged.
10.1. In case of the head provision, except for the provision in items "(iii)" and "(iv)", the company may also be represented jointly (i) by an officer and a proxy, or (ii) by two proxies.	Unchanged.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or waiver of rights and obligations; (ii) in proxy instruments with an "ad judicia" clause; and (iii) in general stockholders' meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds investments. In the event of items (i) and (iii), the Company may also be represented by one officer only;	Unchanged.
10.1.2. The Board of Directors may provide for or establish exceptions in addition to those provided for in subitem 10.1.1;	Unchanged.
10.1.3. With the exception of those of a legal nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers,	Unchanged.

supervise its activities, structure the services of the company, and establish the internal and operational norms.	
10.3. The Officers are responsible for the activities assigned to them by the Board of Directors.	Unchanged.
<u>Article 11 – SUPERVISORY COUNCIL</u> - The company will have a Supervisory Council that shall operate on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of alternate members. The election and operation of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.	Unchanged.
<u>Article 12 – FISCAL YEAR</u> - The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balance sheets, at any date, including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.
<u>Article 13 – ALLOCATION OF PROFIT</u> – Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders' Meeting a proposal for the allocation of profit for the year under the terms of Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions:	Unchanged.
13.1. Before any other distribution, five percent (5%) shall be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock;	Unchanged.
13.2. . The amount to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following rules: a) the preferred shares will be entitled to the priority minimum annual dividend (Article 3, item I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous subitem will be applied firstly to remunerating the common shares for a dividend that is equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares.	Unchanged.
13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve referred to in Article 15, "ad referendum" of the General Stockholders' Meeting.	Unchanged.
<u>Article 14 – MANDATORY DIVIDEND</u> – The stockholders are entitled to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, adjusted according to the decrease or increase of the amounts specified in subitems "a" and "b" of item I of Article 202 of Law No. 6,404/76, and provided that items II and III of the same law are observed.	Unchanged.
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.	Unchanged.
14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting its amount against the amount of the mandatory dividend according to Article 9, paragraph 7, of Law No. 9,249/95.	Unchanged.
<u>Article 15 – STATUTORY RESERVE</u> – According to the proposal of the Board of Directors, the General Stockholders' Meeting may resolve upon the recognition of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock, for the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to	Unchanged.

keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital increases, including by means of new bonus shares.	
15.1. The Reserve will be comprised of funds: a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1).	Unchanged.
15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76.	Unchanged.
15.3. The reserve shall be separated into different subaccounts according to the fiscal years they were recognized, the profit allocated for its recognition and the Board of Directors shall specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.	Unchanged.
Article 16 – BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment called Level 1 Corporate Governance of B3, the company, its stockholders, management members and members of the Supervisory Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 ("Level 1 Regulations").	Unchanged.

ATTACHMENT IV – A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/ME) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] as their proxy, with powers to represent them in the capacity of Stockholder of Itaú Unibanco Holding S.A. ("Company") at the Company's Extraordinary General Stockholders' Meeting to be held on June 26, 2024, at 4 p.m., casting their vote in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions.

This proxy is effective for [•] days starting on this date.

[City], _______ ___, 2024.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3. Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4. Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification":

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5. Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6. Amend the Company's Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7. Consolidate the Bylaws to reflect the amendment mentioned in the preceding item:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

ATTACHMENT IV – B

PROXY TEMPLATE
FOR PROXIES PROVIDED BY THE COMPANY
(HOLDERS OF COMMON SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

- **Carla Del Monaco Miele**, Brazilian, married, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 34.865.582-4, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 338.094.818-74 and with the State of São Paulo Bar Association (OAB/SP) under the No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, in the City and State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on June 26, 2024, to vote **FOR** the matters contained in the agenda, in accordance with the voting instructions below.
- **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 35.968.854-8, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 387.265.428-46 and with the State of São Paulo Bar Association (OAB/SP) under the No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, in the City and State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on June 26, 2024 to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instructions below.
- **Marcos Luiz Ferreira**, Brazilian, married, business administrator, bearer of the Brazilian Identification Card (RGSSP/SP) No. 25.575.317-2, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, in the City and State of São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on June 26, 2024 to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor.

This proxy will be in force only for this Company's Extraordinary General Stockholders' Meeting.

São Paulo,_______ ___, 2024.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3. Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4. Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification":

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5. Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6. Amend the Company's Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members;

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7. Consolidate the Bylaws to reflect the amendment mentioned in the preceding item.

APPROVE	REJECT	ABSTAIN
☐	☐	☐

ATTACHMENT IV – C

INFORMATION OF ATTACHMENT Q TO CVM RESOLUTION No. 81/22

1. Inform the name of the company

Itaú Unibanco Holding S.A.

2. Inform the matters for which the proxy is being requested

Matters indicated in the Call Notice contained in this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City and State of São Paulo, CEP 04344-902.

b. Since when you are a stockholder of the company

Not applicable.

c. Number and percentage of shares of each type and class that you own

Not applicable.

d. Number of shares borrowed

Not applicable.

e. Total exposure in derivatives denominated in shares of the company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as defined by the accounting rules that address the matter

Not applicable.

4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under joint control or associates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

Proxies were provided by the Company for the sole purpose of offering an additional mechanism to facilitate the stockholder's attendance at the Meeting, without any special interest in the approval of the matters.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requesters will seek the reimbursement of costs from the company

The cost of requesting a proxy was fully covered by the Company.

7. Informing:

a) The address to which the proxy should be sent after it is signed;

In order to make the work at the General Stockholders' Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice, up to June 24, 2024, to the email address: drinvest@itau-unibanco.com.br.

b) In the event the company accepts proxies via the World Wide Web, the instructions for granting the proxy;

The Company will adopt the remote voting system. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be voted on at the Meeting:

- by remote voting form sent directly to the Company; or
- by form completion instructions transmitted to service providers, as follows:

  a) to the stockholder's custody agent, if shares are deposited at a central depository; or

  b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company

Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documents below to the email drinvest@itau-unibanco.com.br by June 19, 2024:

- the voting form duly filled out, initialized and signed (the consularization or a sworn translation of documents in foreign languages is not required); and
- ID document – for **Legal Entities:** a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for **Individuals**: a notarized copy of the ID document bearing the stockholders' picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Once the documents referred to above are received, the Company will notify the stockholder as to their receipt and acceptance. This information will be sent to stockholders at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting right through service providers, by transmitting their voting instructions to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step procedure for issuing the digital certificate is provided on the website:
https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 am. to 6:00 pm.
Email: atendimentoescrituracao@itau-unibanco.com.br

The Stockholder must transmit the form completion instructions to the service providers by June 19, 2024, unless otherwise indicated by the latter.

www.pwc.com.br

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Parent company and consolidated financial statements at December 31, 2023 and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at December 31, 2023 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2023 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2023, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our six-month period and year ended December 31, 2023 audit.

These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Why it is a Key Audit Matter	How the matter was addressed in the audit
Provision for Loan Losses (Notes 2 (b) IX and 6)	
The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves certain assumptions and factors, including the counterparty's risk evaluation, the estimated amounts of recovery and measurement of guarantees. The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses. Furthermore, management regularly reviews the judgments and estimates used in determining the Provision for Loan Losses. Considering the matters mentioned above, this continued to be an area of focus in our audit.	Our audit procedures considered, among others: • Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in notes to the financial statements. • For the individually calculated provision for loan losses, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the estimates of recovery of overdue receivables. • For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates. • For selected data inputs for these models, and, when available and in a sample basis, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent.
Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (b) V, 2 (b)VI, 2(b)VIII, 5 and 17)	
The fair value measurement of financial instruments with low liquidity and/or without an active market requires subjectivity, considering that it depends on valuation techniques based on	Our audit procedures consider, among others: • Tests of the design and the effectiveness of the main controls established for the fair valuation

Why it is a Key Audit Matter	How the matter was addressed in the audit
internal models that involve Management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.	of these financial instruments, as well as the approval of models and related disclosures. • With the support of our specialists, we analyzed the main methodologies used to fair value these financial instruments and the significant assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the fair valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements.
Information technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities partially remotely (home office), considering the technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of assessment and tests of relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of technology infrastructure. The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures.

pwc

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Provisions and contingent liabilities (Notes 2 (b) XVII and 9)	
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording, and disclosing the provisions and contingent liabilities required items, we continue to consider this an area of audit focus.	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, in a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes, are appropriate.

Other matters

Statements of added value

The parent company and consolidated statements of added value for the six-month period and year ended on December 31, 2023, prepared under the responsibility of the management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of added value". In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

The Bank's Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

pwc

Itaú Unibanco Holding S.A.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the year ended December 31, 2023 and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

4Q23

Itaú Unibanco Holding S.A.

Complete Financial Statements in BRGAAP

December 31, 2023

Management Report 2023

Highlights of 2023

Key indicators and ratios of our performance from January to December 2023 over the same period of the previous year:

We are made of future

As we approach our 100th anniversary, **we are reflecting about our history, our** legacy and our future. With this in mind, we launched the new expression of our brand and the Feito de Futuro (Made of Future) movement, which uses the black stone, which in Tupi-Guarani gives Itaú's name, as the basis for this transformation.

With this change, we celebrate our power to reinvent and innovate while maintaining the solidity of our essence, which is written in stone.

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(in Portuguese Only)

Recurring **Managerial Result**	Credit **portfolio**[1]	ROE **Recurring Managerial**
R$35.6 billion	**R$1.2 trillion**	**21.0%**
2022: 15.7% ▲	2022: 3.1% ▲	2022: 60 bps ▲

Performance 2023 x 2022

Financial Margin with Clients	Efficiency Ratio	Tier 1 Capital Ratio
R$100.8 billion	**39.9%**	**15.2%**
12.5% ▲	130 bps ▼	170 bps ▲

The total credit portfolio grew by 3.1%. In Brazil, growth was 5.7% and occurred in all segments: 4.1% in individuals, 3.9% in very small, small and middle market loans and 8.7% in corporate loans.

The positive effect of the growth in the credit portfolio, the higher liabilities' margin, in addition to the positive impact of the repricing of our working capital, more than outweighed the lower result due to the mix of credit products and led to a 12.5% growth in financial margin with clients.

On the other hand, there was an increase in the cost of credit related to the expansion of the credit portfolio of the retail business in Brazil, in addition to higher discounts granted.

The 3.6% increase in commissions and fees was mainly due to higher transaction volume from cards, both in issuance and in acquiring, in addition to the growth in fund management fees.

An increase of 14.5% in the result from insurance, pension plan and premium bonds, associated with the positive evolution of earned premiums and premium bond revenues.

The non-interest expenses rose by 6.5%, mainly due to increased investment in business and technology. Our 12-month accumulated efficiency ratio stood at 39.9% in consolidated terms and 37.9% in Brazil, both the lowest levels in the historical series.

(1) Includes financial guarantees provided and corporate securities.

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business and clients centricity.

We present below the key indicators comprising our results:

In R$ billions

Income information	2023	2022	Variation
Operating Revenues[1]	**156.8**	**142.7**	**9.9%**
Managerial Financial Margin	104.1	92.6	12.5%
Financial Margin with Clients	100.8	89.6	12.5%
Financial Margin with the Market	3.3	2.9	12.0%
Commissions and Fees	42.6	41.1	3.6%
Revenues from Insurance, Pension Plans and Premium Bonds	10.1	9.1	11.6%
Cost of Credit	(36.9)	(32.3)	14.4%
Non-interest Expenses	(58.1)	(54.6)	6.5%
Recurring Managerial Result	**35.6**	**30.8**	**15.7%**
Net Income	33.4	29.4	13.4%
Recurring Managerial Return on Annualized Average Equity[2]	21.0%	20.3%	60 bps
Recurring on Annualized Average Equity[3]	19.6%	19.4%	20 bps

Performance in Latin America

In 2023, the results of our Latin American operation stood out.

The recurring managerial result reached R$2.7 billion, an increase of 4.9% compared to the previous year. The evolution of the result was mainly due to the 11.5% growth in the financial margin with clients, which reached R$11.9 billion, and the 4.0% reduction in non-interest expenses, which reached at R$8.5 billion. This dynamic result meant that the efficiency ratio in 2023 reached 58.4%, while the recurring managerial return reached 14.9%.

Shares	2023	2022	Variation
Net Income per Share - R$	**3.41**	**3.00**	**13.4%**
Book Value per Share - R$ (Outstanding on 12/31)	18.44	16.42	12.3%
Dividends and Interest on Own Capital net of Taxes per Share - R$	2.19	0.85	156.5%
Average Financial Daily Trading Volume	1.4	2.2	-35.7%
B3 (ON+PN)	0.8	1.0	-20.4%
NYSE (ADR)	0.6	1.1	-49.2%
Market Capitalization[4]	332.1	245.9	35.0%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. (4) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives

We've started trading cryptocurrencies via íon

We have started offering the purchase and sale of cryptocurrencies through íon, our investment platform. Our clients will have access to the two main assets of the crypto market, Bitcoin (BTC) and Ethereum (ETH), which will be held in custody at the bank itself. In the initial stage, clients registered on the íon app will be able to purchase cryptocurrencies for a minimum amount of R$10.00. We will gradually make the option available to customers, who will also be able to express an interest in trading cryptocurrencies on the íon app itself. The offer and proprietary custody of digital assets are part of the strategic pillars of Itaú Digital Assets.

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We make it available to contract the FGTS (Severance Indemnity Fund) Anniversary Withdrawal via WhatsApp

We integrate the contracting of the FGTS Anniversary Withdrawal Anticipation via WhatsApp, where users can do everything 100% digitally and securely. The product is available to both account holders, and non-account holders. All Brazilians aged between 18 and 70, with a regular CPF and who have an active or inactive FGTS account with a balance of more than R$400.00, are eligible for the credit. In 2023, production grew by 292% and the total balance of the portfolio closed the year at R$2.0 billion.

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For the 24th consecutive year, we are part of the 2024 portfolio of the Dow Jones Sustainability Index (DJSI World). We are also included in the B3 Corporate Sustainability Index (ISE)

In 2024, we were selected to be part of the portfolio of two corporate sustainability indexes: the Dow Jones Sustainability World Index (DJSI World) and the B3 Corporate Sustainability Index (ISE). We are also a member of the Bloomberg Gender-Equality Index, the B3 Diversity Index and the B3 Carbon Efficient Index. Participation in these indexes reflects our long-term commitment to sustainability.



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We are market leaders in the granting of loans with property guarantees

In 2023, we took the lead position in the granting of loans with property guarantees market with a 24.5% market share. Credit originations in this category reached R$1.7 billion in 2023, a growth of 47% from the previous year. The total balance of the portfolio closed the year at R$3.0 billion. This type of personal credit offers lower interest rates, higher credit amounts and longer terms for customers, with the maximum amount of credit limited to 60% of the value of the property.

We are one of the coordinating banks of the Federative Republic of Brazil's first sustainable debt bond

In November 2023, the National Treasury launched the first sustainable debt bond in Brazil. We were ESG advisors and coordinators of this issue, which raised 2 billion dollars, which will be dedicated entirely to environmental and social investments, key areas for the country. The bond has a term of 7 years and, in order to obtain the sustainable label for the issue, the government undertakes to allocate an amount equal to that of the offering to green or social projects included in the ESG debt framework.



Awards and recognitions


itaú
We have built the world's best bank in **Cash Management** technology solutions with you
Chosen by global companies in Euromoney 2023

We once again won the title of best Cash Management in Brazil and in Latin America at the Euromoney Global Awards. We also won the title of Best Global Cash Management Bank in Technology Solutions for the first time. Euromoney is a British magazine that has great relevance in the financial market and this was the 14th edition of the event. We were recognized with 88 awards, including the outstanding ones.

We won 1st place in the Retail Banking category of Estadão's Finanças Mais 2023 award, in partnership with Austin Rating. Placements are made according to an analysis of the financial statements published by the financial institutions.


We Won!
1st place in the Retail Banking category of the Estadão Finanças Mais 2023 award
#WeHaveEachOther'sBack
finanças

We want to foster access to and the expansion of rights, improve the quality of life in cities and strengthen people's transformative power. That is why we have reiterated our pact with Brazilian society under our Commitment to Private Social Investment.

	Brazil		LATAM[3]		Total
	Value (R$ millions)	Number of Projects	Value (R$ millions)	Number of Projects	Value (R$ millions)
Non-incentivated[1]	**491.9**	**889**	**34.2**	**140**	**526.1**
Education	265.7	267	6.1	48	271.8
Sport	0.3	2	0.0	3	0.4
Culture	139.1	455	12.5	52	151.7
Urban mobility	56.4	15	11.1	3	67.4
Diversity	8.6	53	3.8	9	12.4
Innovation and Entrepreneurship	6.6	20	0.3	3	6.9
Local Develop. and Participation	15.2	77	0.4	20	15.6
Healthcare	0.0	0	0.0	2	0.0
Incentivated[2]	**296.3**	**416**	**2.0**	**27**	**298.3**
Culture	121.8	176	1.2	14	123.0
Education	30.1	69	0.7	11	30.8
Sport	60.1	86	0.0	0	60.1
Healthcare	54.1	30	0.0	0	54.1
Senior Citizens	30.2	55	0.0	0	30.2
Innovation and Entrepreneurship	0.0	0	0.1	1	0.1
Local Develop. and Participation	0.0	0	0.0	1	0.0
Total	**788.2**	**1,305**	**36.2**	**167**	**824.4**

(1) Own funds of the bank's companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 29th, 2023. (4) on 11/03/2023 the sale of all its shares held in Banco Itaú Argentina S.A. and its subsidiaries occurred. Therefore, the value and number of projects in Latin America do not take into account the investments made in Argentina in 2023.

We launched our new brand

Throughout our history, we have always been concerned about how our brand would keep constantly evolving, while preservingour essence. At 99 years old, we are undergoing an intense cultural, digital and organizational transformation, keeping up with our customers who are always on the move. The new brand and the Feito de Futuro movement reflect the goal of strengthening our role in the lives and history of our clients, employees and investors. In addition, we have adopted colors that reflect the identity of each of our segments.

Our new brand celebrates our history through elements such as the black stone that gave us the name Itaú, a word of Tupi-Guarani origin. origin. We cut our brand, which represents the stone, and celebrate our capacity for transformation, while maintaining the solidity of our essence.

Perpetual Subordinated Financial Bills

We issued Perpetual Subordinated Financial Bills ("Financial Bills") in the total amount of R$700 million, in negotiations with professional investors in November. The Financial Bills are perpetual in nature and may be repurchased as from 2028, subject to the prior authorization of the Central Bank of Brazil, and contribute to the Bank's Complementary Capital. The Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth.

Access the Announcement to the Market

Tier 2 Subordinated Financial Bills

On December 15, 2023 we announced the Tier 2 Subordinated Financial Bills ("Financial Bills") in the total amount of R$1.5 billion. These Financial Bills mature in January 2034. The proceeds raised from the issuance of these Financial Bills will be allocated either directly and/or indirectly through its subsidiaries for payment of rents.

On February 2, 2024 we announced the issued Tier 2 Subordinated Financial Bills ("Financial Bills") in the total amount of R$1 billion, of which R$530 million mature in February 2034 and R$470 million in February 2039. These Financial Bills have a repurchase option from 2029 and 2034, respectively, and are subject to prior authorization from the Central Bank of Brazil. The proceeds raised from the issuance of these Financial Bills will be used either directly and/or indirectly through its subsidiaries to reimburse costs and expenses directly related to the acquisition of a real estate development.

Both issues of the Financial Bills in question aim to optimizing the Company's capital structure given its asset growth and are collateral for the Real Estate Receivables Certificates (CRIs), issued by Opea Securitizadora S.A.

Access the Announcement to the Market - 12.15.2023 | Access the Announcement to the Market - 02.02.2024

Social Bonds

In addition to these issues, it is worth highlighting the issuance of R$2 billion of Social Financial Bills (LF) in the local market to support women's entrepreneurship in Brazil, with the funds earmarked for financing small and medium-sized enterprises run by women, part of which will go to companies in the North and Northeast regions of the country. The issuance of Financial Bills linked to social benefits reflects our commitment to creating a positive impact.

Access the Announcement to the Market

Payment of Dividends and Interest on Capital

We announced that the Board of Directors, on February 5, 2024, approved the payment of dividends to be made on March 08, 2024, in the amount of R$1.125125 per share for fiscal year 2023, in addition to the previously declared amounts for the same fiscal year, based on the calculation of the final stockholding position registered on February 21, 2024, totaling R$11 billion.

The Board of Directors has also approved the payment of the interest on capital*, also to be made on March 08, 2024, already declared in accordance with the Material Facts disclosed on:

• September 6, 2023, in the gross amount of R$0.2693 (net amount of R$0.228905) per share, based on the final stockholding position recorded on September 18, 2023; and

• November 24, 2023, in the gross amount of R$0.24724 (net amount of R$0.210154) per share, based on the final stockholding position recorded on December 6, 2023.

Therefore, stockholders holding shares in the stockholding positions mentioned above will receive on March 8, 2024 dividends and interest on capital in the net amount of R$1.564184 per share.

We also announce the payment schedule of monthly interest on capital related to 2024, in the amount of R$0.017565 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share* in accordance with the Notice to Stockholders published on 12.05.2023.

*Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Access the Material Fact - 09.06.2023 | Access the Notice to Stockholders - 12.05.2023

Access the Material Fact - 11.24.2023 | Access the Material Fact - 02.05.2024

Buyback Program of Own Stock

On February 5, 2024, the Board of Directors approved: (i) terminate early, as of this date, the buyback program of own stock approved at the Board meeting held on August 25, 2022, which would terminate on February 24, 2024; and (ii) the new stock buyback program, to be effective as of this date, authorizing the buyback of up to 75,000,000 preferred shares issued by the Company, with no reduction in capital, to be held in treasury, cancelled or replaced in the market. These buybacks, if any, will be carried out through stock exchanges in the period from February 5, 2024 to August 4, 2025, at market value and intermediated by Itaú Corretora de Valores S.A..

The potential purposes of the stock acquisition process are: (i) maximize the allocation of capital through the efficient application of available funds; (ii) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of compensation models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, such as incentives to innovation and efficiency; and/or (iv) use these purchased shares in any business opportunities that may arise in the future.

Access the Material Fact

Corporate events in 2023:

- In the first quarter of 2023, we announced to the market the launch of Itaú Gestão de Ativos (IGA), which provides corporate procurement, asset management and cost efficiency services.
- In March 2023, we received the Central Bank's (BC) approval for the acquisition of a stake in Carbonplace, a carbon credit trading platform. We also won approval for the creation of Biomas, in partnership with other companies, which aims to restore and preserve Brazilian forests. These initiatives are in line with our commitment to the ESG agenda.
- We acquired 50.1% of the capital and voting stock of Ideal Holding Financeira in March 2023, making us the brokerage firm's controlling shareholder. The sale and purchase agreement was signed in January 2022.
- In November 2023, we increased our stake in Banco Itaú Chile and now own, directly or indirectly, 67.42% of the bank's stock capital. Between June and July 2023, shareholders joined the voluntary public offerings held in Chile and the United States of America.

In July 2023, we completed the transaction to set up the joint venture Totvs Techfin S.A., in partnership with TOTVs, and we now have a 50% stake in the company's share capital. The joint venture integrates business management systems and financial services, making it possible to contract customized products for each client and helping to manage resources effectively through the use of data. We intend to offer customers a complete ecosystem for day-to-day operations.

Totvs Techfin integrates data science, business management tools and broad distribution and is focused on serving companies and their supply chain, customers and employees. In addition, the joint venture reinforces our strategy of building partnerships that enable the creation of innovative solutions to meet our customers' demands.

- In November 2023, following approval from the Central Bank of the Republic of Argentina, we sold all our shares in Banco Itaú Argentina S.A. We received US$ 50 million for completing the transaction and had a negative non-recurring impact of R$1.2 billion.
- We reduced our stake in XP's share capital in June, July and September 2023. After the sale in September, we now hold a 7.79% stake in the company.

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on February 05, 2024).

Independent auditing

Our policy for contracting non-audit services from our independent auditors, including subsidiaries, is based on the applicable regulations and internationally accepted principles that preserve the auditor's independence. These principles consist of: (a) the auditor must not audit his own work, (b) the auditor must not exercise managerial functions in his client and (c) the auditor must not promote the interests of his client.

In accordance with CVM Resolution 162/22, in the 2023 financial year Itaú Unibanco Holding S.A. and its subsidiaries contracted independent auditing services in the amount of R$83.9 million, and the fees for services other than independent auditing did not exceed 5% of this total.

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgilio Vita Neto
Marina Fagundes Bellini
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Cristiano Guimarães Duarte [2]
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Maira Blini de Carvalho
Mário Newton Nazareth Miguel
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob [1]
Rubens Fogli Netto
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Vinicius Santana

1) Group Head of Investor Relations and Market Intelligence.
2) Elected at the Meeting of the Board of Directors of February 01, 2024, in phase of approval by BACEN.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Antonio Rafael de Souza
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha (1)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Villa
Fábio Rodrigues de Oliveira (1)
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro

Officers (continued)
Flavio Ribeiro Iglesias
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Guilhermo Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima (1)
Marcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Odacir José Fernandes Peixoto
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Prates Rodrigues (1)
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Eduardo de Faria Penteado
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli (1)
Valéria Aparecida Marretto
Vinicius Santana
Wagner Bettini Sanches

1) Elected at the Extraordinary General Stockholders' Meeting of January 05, 2024, in phase of approval by BACEN.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	12/31/2023	12/31/2022
Current and Non-current assets		**2,656,713**	**2,431,957**
Cash		**32,001**	**35,381**
Interbank investments	**2b IV, 4**	**286,980**	**279,609**
Money market		233,812	218,147
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	2,177	1,981
Interbank deposits		50,991	59,481
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**984,279**	**834,553**
Own portfolio		361,639	309,356
Subject to repurchase commitments		182,290	108,082
Pledged in guarantee		59,806	44,627
Securities under resale agreements with free movement		47,730	58,975
Deposited with the Central Bank of Brazil		4,079	-
Derivative financial instruments		56,383	78,341
Assets guaranteeing technical provisions	8b	272,352	235,172
Interbank accounts		**229,052**	**184,125**
Pending settlement		83,321	68,346
Central Bank of Brazil deposits		145,404	115,748
National Housing System (SFH)		7	13
Correspondents		320	18
Interbranch accounts		**55**	**49**
Loan, lease and other credit operations	**6**	**855,343**	**853,063**
Operations with credit granting characteristics	2b VII	907,362	906,188
(Provision for loan losses)	2b IX	(52,019)	(53,125)
Other receivables		**263,428**	**240,873**
Current tax assets		14,240	10,799
Deferred tax assets	11b I	63,509	60,464
Sundry	10a	185,679	169,610
Other assets	**2b XI**	**5,575**	**4,304**
Assets held for sale		664	647
(Valuation allowance)		(248)	(263)
Other non-financial assets		10	18
Unearned reinsurance premiums		45	28
Prepaid expenses	2b XI, 10c	5,104	3,874
Permanent assets		**39,809**	**38,001**
Investments	**2b XII**	**13,180**	**13,216**
Associates and joint ventures		7,587	5,912
Other investments		5,600	7,311
(Allowance for losses)		(7)	(7)
Real estate	**2b XIII, 13**	**9,023**	**7,063**
Fixed assets		6,733	4,887
Other fixed assets		17,328	16,802
(Accumulated depreciation)		(15,038)	(14,626)
Goodwill and Intangible assets	**2b XIV, 2b XV, 14**	**17,606**	**17,722**
Goodwill		979	592
Intangible assets		42,087	39,412
(Accumulated amortization)		(25,460)	(22,282)
Total assets		**2,696,522**	**2,469,958**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	12/31/2023	12/31/2022
Current and Non-current liabilities		**2,507,587**	**2,300,223**
Deposits	2b IV, 7b	**951,352**	**871,438**
Demand deposits		105,634	117,587
Savings deposits		174,765	179,764
Interbank deposits		6,448	4,894
Time deposits		656,591	564,215
Other deposits		7,914	4,978
Deposits received under securities repurchase agreements	2b IV, 7c	**389,311**	**320,517**
Own portfolio		178,775	100,488
Third-party portfolio		134,807	144,716
Free portfolio		75,729	75,313
Funds from acceptances and issuance of securities	2b IV, 7d	**301,635**	**256,495**
Real estate, mortgage, credit and similar notes		228,414	181,580
Foreign loans through securities		62,999	70,594
Funding from structured operations certificates		10,222	4,321
Interbank accounts		**86,553**	**82,482**
Pending settlement		86,204	82,254
Correspondents		349	228
Interbranch accounts		**9,551**	**11,685**
Third-party funds in transit		9,549	11,683
Internal transfer of funds		2	2
Borrowing and onlending	2b IV, 7e	**99,788**	**115,441**
Borrowing		86,701	103,585
Onlending		13,087	11,856
Derivative financial instruments	2b VI, 5f	**53,495**	**78,512**
Technical provision for insurance, pension plan and premium bonds	2b XVI, 8a	**274,994**	**238,070**
Allowance for financial guarantees provided and loan commitments	6c	**3,361**	**3,465**
Provisions	9b	**17,110**	**16,580**
Other liabilities		**320,437**	**305,538**
Current tax liabilities	2b XVII, 2b XVIII, 11c	12,841	10,657
Deferred tax liabilities	11b II	6,267	5,199
Subordinated debt	7f	46,677	54,540
Sundry	10d	254,652	235,142
Total stockholders' equity of controlling shareholders	15	**180,788**	**160,925**
Capital		90,729	90,729
Capital reserves		2,617	2,477
Revenue reserves		95,205	76,600
Other comprehensive income	2b V, 2b VI	(7,752)	(8,810)
(Treasury shares)		(11)	(71)
Non-controlling interests	15e	8,147	8,810
Total stockholders' equity		**188,935**	**169,735**
Total liabilities and stockholders' equity		**2,696,522**	**2,469,958**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Income related to financial operations		**145,236**	**279,567**	**220,511**
Loan, lease and other credit operations		67,269	131,572	117,248
Securities, derivative financial instruments and other		55,261	104,981	68,820
Financial income related to insurance, pension plan and premium bonds operations		15,068	29,508	22,519
Foreign exchange operations		1,182	937	1,696
Compulsory deposits		6,456	12,569	10,228
Expenses related to financial operations		**(95,746)**	**(183,555)**	**(137,827)**
Money market		(75,988)	(150,952)	(112,070)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(14,614)	(28,617)	(21,977)
Borrowing and onlending		(5,144)	(3,986)	(3,780)
Income related to financial operations before loan losses		**49,490**	**96,012**	**82,684**
Result of provision for loan losses	6	**(15,558)**	**(31,823)**	**(28,528)**
Expenses for provision for loan losses		(17,651)	(36,155)	(31,233)
Income related to recovery of credits written off as loss		2,093	4,332	2,705
Gross income related to financial operations		**33,932**	**64,189**	**54,156**
Other operating revenues / (expenses)		**(11,863)**	**(21,760)**	**(17,937)**
Commissions and banking fees	10e	24,689	48,135	46,631
Result from insurance, pension plan and premium bonds operations		2,806	5,403	4,704
Personnel expenses	10f	(15,172)	(29,125)	(28,031)
Other administrative expenses	10g	(12,633)	(24,872)	(23,377)
Provision expenses	9b	(2,464)	(4,808)	(3,228)
Provision for lawsuits civil		(731)	(1,550)	(903)
Provison for labor claims		(1,056)	(2,373)	(2,339)
Provison for tax and social security obligations and Other risks		(677)	(885)	14
Tax expenses	2b XVIII, 11a II	(4,892)	(9,948)	(9,450)
Equity in earnings of associates, joint ventures and other investments		466	873	597
Other operating revenues		3,583	6,403	5,003
Other operating expenses	10h	(8,246)	(13,821)	(10,786)
Operating income		**22,069**	**42,429**	**36,219**
Non-operating income	3	**(1,144)**	**(1,105)**	**944**
Income before taxes on income and profit sharing		**20,925**	**41,324**	**37,163**
Income tax and social contribution	2b XVIII, 11a I	**(3,790)**	**(7,010)**	**(6,673)**
Due on operations for the period		(3,609)	(9,959)	(6,645)
Related to temporary differences		(181)	2,949	(28)
Profit sharing – Management Members - Statutory	16b	**(136)**	**(275)**	**(255)**
Non-controlling interests	15e	**(288)**	**(671)**	**(821)**
Net income		**16,711**	**33,368**	**29,414**
Earnings per share - Basic	18			
Common		1.70	3.41	3.00
Preferred		1.70	3.41	3.00
Earnings per share - Diluted	18			
Common		1.69	3.38	2.98
Preferred		1.69	3.38	2.98
Weighted average number of outstanding shares - Basic	18			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,844,200,448	4,840,883,862	4,840,703,872
Weighted average number of outstanding shares - Diluted	18			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,916,191,959	4,908,283,361	4,900,469,300

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Consolidated net income		**16,999**	**34,039**	**30,235**
Financial assets available for sale		991	1,023	(756)
Change in fair value		1,630	549	(2,497)
Tax effect		(599)	(94)	963
(Gains) / losses transferred to income statement		(74)	1,032	1,415
Tax effect		34	(464)	(637)
Hedge		393	713	(42)
Cash flow hedge	5f V	91	238	62
Change in fair value		184	460	159
Tax effect		(93)	(222)	(97)
Hedge of net investment in foreign operation	5f V	302	475	(104)
Change in fair value		555	889	(155)
Tax effect		(253)	(414)	51
Remeasurements of liabilities for post-employment benefits [1]		(311)	(324)	(34)
Remeasurements	19	(560)	(584)	(65)
Tax effect		249	260	31
Foreign exchange variation in foreign investments		1,766	(354)	(3,026)
Total other comprehensive income		**2,839**	**1,058**	**(3,858)**
Total comprehensive income		**19,838**	**35,097**	**26,377**
Comprehensive income attributable to the owners of the parent company		**19,550**	**34,426**	**25,556**
Comprehensive income attributable to non-controlling interests		**288**	**671**	**821**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

		Attributed to owners of the parent company											
						Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 07/01/2023		**90,729**	**(109)**	**2,270**	**86,900**	**(2,987)**	**(1,533)**	**864**	**(6,935)**	**-**	**169,199**	**9,225**	**178,424**
Adoption of accounting policy	2b	-	-	-	-	-	-	2,806	-	(2,613)	193	-	**193**
Transactions with owners		-	98	347	-	-	-	-	-	-	445	(1,388)	**(943)**
Result of delivery of treasury shares	15	-	98	5	-	-	-	-	-	-	103	-	**103**
Recognition of share-based payment plans		-	-	342	-	-	-	-	-	-	342	-	**342**
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	(1,388)	**(1,388)**
Corporate reorganization	2b I, 3	-	-	-	302	-	-	-	-	-	302	-	**302**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	6	6	-	**6**
Total comprehensive income		-	-	-	-	991	(311)	(1,040)	393	16,711	16,744	288	**17,032**
Consolidated net income		-	-	-	-	-	-	-	-	16,711	16,711	288	**16,999**
Other comprehensive income		-	-	-	-	991	(311)	(1,040)	393	-	33	-	**33**
Appropriations:													
Legal reserve		-	-	-	851	-	-	-	-	(851)	-	-	**-**
Statutory reserves		-	-	-	(3,848)	-	-	-	-	3,848	-	-	**-**
Dividends		-	-	-	11,000	-	-	-	-	(11,000)	-	21	**21**
Interest on capital		-	-	-	-	-	-	-	-	(6,101)	(6,101)	-	**(6,101)**
Total - 12/31/2023	**15**	**90,729**	**(11)**	**2,617**	**95,206**	**(1,996)**	**(1,844)**	**2,630**	**(6,542)**	**-**	**180,788**	**8,146**	**188,934**
Change in the period		**-**	**98**	**347**	**8,306**	**991**	**(311)**	**1,766**	**393**	**-**	**11,589**	**(1,079)**	**10,510**
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**	**-**	**144,554**	**11,022**	**155,576**
Transactions with owners		-	457	230	-	-	-	-	-	-	687	(2,740)	**(2,053)**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	521	-	**521**
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	166	-	**166**
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	(2,740)	**(2,740)**
Corporate reorganization	2b I, 3	-	-	-	(125)	-	-	-	-	-	(125)	-	**(125)**
Other (3)		-	-	-	(22)	-	-	-	-	-	(22)	-	**(22)**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	119	119	-	**119**
Total comprehensive income		-	-	-	-	(756)	(34)	(3,026)	(42)	29,414	25,556	821	**26,377**
Consolidated net income		-	-	-	-	-	-	-	-	29,414	29,414	821	**30,235**
Other comprehensive income		-	-	-	-	(756)	(34)	(3,026)	(42)	-	(3,858)	-	**(3,858)**
Appropriations:													
Legal reserve		-	-	-	1,485	-	-	-	-	(1,485)	-	-	**-**
Statutory reserves		-	-	-	18,204	-	-	-	-	(18,204)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(293)	**(293)**
Interest on capital		-	-	-	-	-	-	-	-	(9,844)	(9,844)	-	**(9,844)**
Total - 12/31/2022	**15**	**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	**(1,520)**	**2,984**	**(7,256)**	**-**	**160,925**	**8,810**	**169,736**
Change in the period		**-**	**457**	**230**	**19,542**	**(756)**	**(34)**	**(3,026)**	**(42)**	**-**	**16,371**	**(2,212)**	**14,159**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	**(1,520)**	**2,984**	**(7,256)**	**-**	**160,925**	**8,810**	**169,736**
Adoption of accounting policy	2b	-	-	-	-	-	-	2,806	-	(2,613)	193	-	**193**
Transactions with owners		-	60	140	-	-	-	-	-	-	200	(969)	**(769)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	(689)	-	**(689)**
Result of delivery of treasury shares	15	-	749	(2)	-	-	-	-	-	-	747	-	**747**
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	142	-	**142**
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	(969)	**(969)**
Corporate reorganization	2b I, 3	-	-	-	112	-	-	-	-	-	112	-	**112**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	53	53	-	**53**
Total comprehensive income		-	-	-	-	1,023	(324)	(3,160)	713	33,368	31,620	671	**32,291**
Consolidated net income		-	-	-	-	-	-	-	-	33,368	33,368	671	**34,039**
Other comprehensive income		-	-	-	-	1,023	(324)	(3,160)	713	-	(1,748)	-	**(1,748)**
Appropriations:													
Legal reserve		-	-	-	1,669	-	-	-	-	(1,669)	-	-	**-**
Statutory reserves		-	-	-	5,834	-	-	-	-	(5,834)	-	-	**-**
Dividends		-	-	-	11,000	-	-	-	-	(11,000)	-	(365)	**(365)**
Interest on capital		-	-	-	-	-	-	-	-	(12,315)	(12,315)	-	**(12,315)**
Total - 12/31/2023	**15**	**90,729**	**(11)**	**2,617**	**95,206**	**(1,996)**	**(1,844)**	**2,630**	**(6,542)**	**-**	**180,788**	**8,147**	**188,936**
Change in the period		**-**	**60**	**140**	**18,606**	**1,023**	**(324)**	**(354)**	**713**	**-**	**19,863**	**(663)**	**19,200**

1) Includes the share in Other Comprehensive Income of investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.
3) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Adjusted net income		**42,713**	**90,774**	**90,127**
Net income		16,711	33,368	29,414
Adjustments to net income:		26,002	57,406	60,713
Share-based payment		342	200	234
Effects of changes in exchange rates on cash and cash equivalents		2,413	11,529	24,279
Provision for loan losses	6c	17,651	36,155	31,233
Income from interest and foreign exchange variation from operations with subordinated debt		1,696	2,948	1,708
Change in technical provisions for insurance, pension plan and premium bonds		11,180	18,466	12,357
Depreciation and amortization		3,123	6,383	5,466
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	258	799	1,288
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	2,277	4,418	2,882
Revenue from update / charges on deposits in guarantee	9b	(453)	(913)	(1,018)
Deferred taxes (excluding hedge tax effects)		2,874	2,043	3,284
Equity in earnings of associates, joint ventures and other investments		(466)	(873)	(597)
Income from foreign exchange and income related to available for sale securities		(10,796)	(19,520)	(15,328)
Income from foreign exchange and income related to held to maturity securities		(5,947)	(7,630)	(7,868)
Income from sale of available for sale financial assets		(74)	1,032	1,415
Income from sale of investments and fixed assets		1,216	1,222	16
Income from non-controlling interests	15e	288	671	821
Other		420	476	541
Change in assets and liabilities		**(20,876)**	**(1,038)**	**24,947**
(Increase) / decrease in assets				
Interbank investments		(15,607)	17,661	(39,104)
Securities and derivative financial instruments (assets / liabilities)		(44,302)	(120,275)	(42,467)
Compulsory deposits with the Central Bank of Brazil		(8,655)	(29,656)	(5,356)
Interbank and interbranch accounts (assets / liabilities)		(9,941)	(13,340)	8,573
Loan, lease and other credit operations		(29,429)	(38,435)	(109,369)
Other receivables and other assets		(36,742)	(18,465)	(251,054)
(Decrease) / increase in liabilities				
Deposits		28,071	79,914	21,066
Deposits received under securities repurchase agreements		45,837	68,794	49,466
Funds from acceptances and issuance of securities		11,799	45,140	113,357
Borrowing and onlending		(2,648)	(15,653)	18,436
Technical provision for insurance, pension plan and premium bonds		10,081	18,237	7,769
Provisions and Other liabilities		33,742	13,120	259,504
Payment of income tax and social contribution		(3,082)	(8,080)	(5,874)
Net cash provided by / (used in) operating activities		**21,837**	**89,736**	**115,074**
Dividends / Interest on capital received from associates and joint ventures		333	583	336
Funds received from sale of available for sale securities		34,926	42,327	29,480
Funds received from redemption of held to maturity securities		20,184	42,342	23,456
Disposal of Investments		690	1,947	383
Disposal of Fixed assets		132	193	505
Termination of Intangible asset agreements		82	140	23
(Purchase) of Available for sale securities		(24,823)	(67,419)	(68,540)
(Purchase) of Held to maturity securities		(33,734)	(43,611)	(35,356)
(Purchase) of Investments	3	(1,123)	(1,372)	(7,839)
(Purchase) of Fixed assets		(2,842)	(3,815)	(2,727)
(Purchase) of Intangible assets	14	(2,377)	(5,376)	(5,768)
Net cash provided by / (used in) investing activities		**(8,552)**	**(34,061)**	**(66,047)**
Subordinated debt obligations raisings		2,170	2,170	1,004
Subordinated debt obligations redemptions		(1,373)	(12,981)	(23,208)
Change in non-controlling interests		(1,388)	(969)	(2,740)
Acquisition of treasury shares		-	(689)	-
Result of delivery of treasury shares		103	689	453
Dividends and interest on capital paid to non-controlling interests	15a	21	(366)	(293)
Dividends and interest on capital paid		(5,355)	(10,348)	(6,706)
Net cash provided by / (used in) financing activities		**(5,822)**	**(22,494)**	**(31,490)**
Net increase / (decrease) in cash and cash equivalents		**7,463**	**33,181**	**17,537**
Cash and cash equivalents at the beginning of the period		101,785	85,183	91,925
Effects of changes in exchange rates on cash and cash equivalents		(2,413)	(11,529)	(24,279)
Cash and cash equivalents at the end of the period	2b III	106,835	106,835	85,183
Cash			32,001	35,381
Interbank deposits			8,576	12,506
Money market - Collateral held			66,258	37,296

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Income		**162,305**	**311,572**	**252,521**
Financial operations		147,929	284,559	223,767
Commissions and Banking Fees	10e	24,689	48,135	46,631
Result from insurance, pension plan and premium bonds operations		2,806	5,403	4,704
Result from loan losses	6	(15,558)	(31,823)	(28,528)
Other		2,439	5,298	5,947
Expenses		**(105,400)**	**(199,811)**	**(149,502)**
Financial operations		(95,746)	(183,555)	(137,827)
Other		(9,654)	(16,256)	(11,675)
Inputs purchased from third parties		**(9,689)**	**(18,727)**	**(18,045)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(4,021)	(7,963)	(7,969)
Other		(5,668)	(10,764)	(10,076)
Data processing and telecommunications	10g	(2,619)	(5,048)	(4,371)
Advertising, promotions and publication	10g	(1,103)	(1,996)	(2,003)
Installations and Materials		(1,135)	(2,243)	(2,234)
Other		(811)	(1,477)	(1,468)
Gross added value		**47,216**	**93,034**	**84,974**
Depreciation and amortization	10g	**(2,363)**	**(4,892)**	**(4,074)**
Net added value produced by the company		**44,853**	**88,142**	**80,900**
Added value received through transfer - Results of equity method		**466**	**873**	**597**
Total added value to be distributed		**45,319**	**89,015**	**81,497**
Distribution of added value		**45,319**	**89,015**	**81,497**
Personnel		**14,637**	**28,272**	**27,420**
Direct compensation		11,369	22,278	21,220
Benefits		2,643	4,755	5,163
FGTS – government severance pay fund		625	1,239	1,037
Taxes, fees and contributions		**13,102**	**25,451**	**22,584**
Federal		12,175	23,649	20,860
Municipal		927	1,802	1,724
Return on third parties' capital - Rent		**581**	**1,253**	**1,258**
Return on capital		**16,999**	**34,039**	**30,235**
Dividends and interest on capital		17,101	23,315	9,844
Retained earnings attributable to controlling shareholders		(390)	10,053	19,570
Retained earnings attributable to non-controlling shareholders		288	671	821

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	12/31/2023	12/31/2022
Current and Non-current assets		**229,349**	**216,151**
Cash		**2,365**	**717**
Interbank investments	**2b IV, 4**	**48,755**	**54,227**
Money market		26,399	13,281
Interbank deposits		22,356	40,946
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**3,253**	**1,212**
Own portfolio		3,026	1,185
Derivative financial instruments		227	27
Interbranch accounts		**54**	**47**
Loan, lease and other credit operations	**6**	**143,370**	**131,978**
Operations with credit granting characteristics	2b VII	156,497	146,013
(Provision for loan losses)	2b IX	(13,127)	(14,035)
Other receivables		**30,608**	**27,279**
Current tax assets		4,170	3,769
Deferred tax assets	11b I	13,946	12,025
Income receivable		6,151	6,318
Deposits in guarantee for contingent, provisions and legal obrigations		1,896	1,830
Sundry		4,445	3,337
Other assets	**2b XI**	**944**	**691**
Assets held for sale		45	55
(Valuation allowance)		(7)	(8)
Prepaid expenses		906	644
Permanent assets		**178,978**	**165,005**
Investments	**2b XII, 12**	**178,587**	**164,561**
Subsidiaries		178,587	164,561
Real estate	**2b XIII**	**4**	**4**
Other fixed assets		14	14
(Accumulated depreciation)		(10)	(10)
Intangible assets	**2b XIV**	**387**	**440**
Intangible assets		3,068	3,317
(Accumulated amortization)		(2,681)	(2,877)
Total assets		**408,327**	**381,156**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**225,822**	**219,056**
Deposits	**2b IV**	**82,678**	**76,202**
Demand deposits		125	269
Interbank deposits		82,553	75,917
Other deposits		-	16
Deposits received under securities repurchase agreements	**2b IV**	**1,434**	**-**
Free portfolio		1,434	-
Funds from acceptances and issuance of securities	**2b IV, 7d**	**4,049**	**8,525**
Real estate, mortgage, credit and similar notes		1,003	-
Foreign loans through securities		3,046	8,525
Interbank accounts		**59,258**	**53,510**
Pending settlement		59,258	53,510
Borrowing and onlending	**2b IV**	**-**	**48**
Onlending		-	48
Allowance for loan commitments	**6c**	**552**	**517**
Provisions		**1,265**	**1,106**
Other liabilities		**76,586**	**79,148**
Current tax liabilities	2b XVII, 2b XVIII, 11c	1,220	1,187
Deferred tax liabilities	11b II	632	806
Social and statutory		4,746	4,465
Subordinated debt	7f	39,571	46,929
Sundry		30,417	25,761
Stockholders' equity	**15**	**182,505**	**162,100**
Capital		90,729	90,729
Capital reserves		2,617	2,477
Revenue reserves		93,729	75,103
Other comprehensive income	2b V, 2b VI	(4,559)	(6,138)
(Treasury shares)		(11)	(71)
Total liabilities and stockholders' equity		**408,327**	**381,156**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Income related to financial operations		**11,604**	**22,689**	**5,159**
Loan, lease and other credit operations		8,694	17,339	1,406
Securities, derivative financial instruments and other		2,909	5,355	3,754
Foreign exchange operations		1	(5)	(1)
Expenses related to financial operations		**(7,974)**	**(15,521)**	**(5,176)**
Money market		(7,334)	(14,382)	(5,129)
Borrowing and onlending		(640)	(1,139)	(47)
Income related to financial operations before loan losses		**3,630**	**7,168**	**(17)**
Result of provision for loan losses	**6**	**(4,704)**	**(10,471)**	**(1,110)**
Expenses for provision for loan losses		(5,281)	(11,415)	(1,167)
Income related to recovery of credits written off as loss		577	944	57
Gross income related to financial operations		**(1,074)**	**(3,303)**	**(1,127)**
Other operating revenues / (expenses)		**17,765**	**34,497**	**30,338**
Commissions and banking fees		5,629	10,725	1,004
Personnel expenses		(113)	(208)	(134)
Other administrative expenses		(2,510)	(5,053)	(555)
Provision expenses		(278)	(554)	(27)
Provision for lawsuits civil		(70)	(362)	(18)
Provison for labor claims		1	(7)	(2)
Provison for tax and social securty obligations and Other risks		(209)	(185)	(7)
Tax expenses	11a II	(888)	(1,730)	(539)
Equity in earnings of subsidiaries	12	17,793	34,949	30,953
Other operating revenues / (expenses)		(1,868)	(3,632)	(364)
Operating income		**16,691**	**31,194**	**29,211**
Non-operating income		**(3)**	**(15)**	**-**
Income before taxes on income and profit sharing		**16,688**	**31,179**	**29,211**
Income tax and social contribution	**2b XVIII**	**350**	**2,233**	**498**
Due on operations for the period		648	172	313
Related to temporary differences		(298)	2,061	185
Profit sharing – Management Members - Statutory		**(14)**	**(23)**	**(14)**
Net income		**17,024**	**33,389**	**29,695**
Earnings per share - Basic				
Common		1.74	3.41	3.03
Preferred		1.74	3.41	3.03
Earnings per share - Diluted				
Common		1.72	3.38	3.01
Preferred		1.72	3.38	3.01
Weighted average number of outstanding shares - Basic				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,844,200,448	4,840,883,862	4,840,703,872
Weighted average number of outstanding shares - Diluted				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,916,191,959	4,908,283,361	4,900,473,301

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income	**17,024**	**33,389**	**29,695**
Financial assets available for sale	1,427	1,948	22
Change in fair value	(191)	(191)	-
Tax effect	90	90	-
Associates / Subsidiaries	1,528	2,049	22
Hedge	351	679	(50)
Cash flow hedge	66	220	54
Change in fair value	(38)	(82)	81
Tax effect	18	39	(39)
Associates / Subsidiaries	86	263	12
Hedge of net investment in foreign operation	285	459	(104)
Change in fair value	558	721	(110)
Tax effect	(249)	(336)	37
Associates / Subsidiaries	(24)	74	(31)
Remeasurements of liabilities for post-employment benefits [1]	(310)	(324)	(34)
Remeasurements	15	15	(3)
Tax effect	(6)	(6)	1
Associates / Subsidiaries	(319)	(333)	(32)
Foreign exchange variation in foreign investments	1,397	(724)	(3,027)
Change in fair value	(917)	(1,116)	(240)
Associates / Subsidiaries	2,314	392	(2,787)
Total other comprehensive income	**2,865**	**1,579**	**(3,089)**
Total comprehensive income	**19,889**	**34,968**	**26,606**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
						Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge[1]		
Total - 07/01/2023		**90,729**	**(109)**	**2,270**	**85,111**	**(1,554)**	**(1,534)**	**(5)**	**(4,331)**	**-**	**170,577**
Adoption of accounting policy	2b	-	-	-	-	-	-	2,808	-	(2,613)	**193**
Transactions with owners		-	98	347	-	-	-	-	-	-	**445**
Result of delivery of treasury shares	15	-	98	5	-	-	-	-	-	-	**103**
Recognition of share-based payment plans		-	-	342	-	-	-	-	-	-	**342**
Corporate reorganization	2b I, 3	-	-	-	302	-	-	-	-	-	**302**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	6	**6**
Total comprehensive income		-	-	-	-	1,427	(310)	(1,409)	351	17,024	**17,083**
Net income		-	-	-	-	-	-	-	-	17,024	**17,024**
Other comprehensive income		-	-	-	-	(101)	9	(917)	289	-	**(720)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	1,528	(319)	(492)	62	-	**779**
Appropriations											
Legal reserve		-	-	-	851	-	-	-	-	(851)	**-**
Statutory reserves		-	-	-	(3,535)	-	-	-	-	3,535	**-**
Dividends		-	-	-	11,000	-	-	-	-	(11,000)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(6,101)	**(6,101)**
Total - 12/31/2023	**15**	**90,729**	**(11)**	**2,617**	**93,729**	**(127)**	**(1,844)**	**1,392**	**(3,980)**	**-**	**182,505**
Change in the period		**-**	**98**	**347**	**8,618**	**1,427**	**(310)**	**1,397**	**351**	**-**	**11,928**
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Transactions with owners		-	457	230	-	-	-	-	-	-	**687**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	**521**
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	**166**
Corporate reorganization	2b I, 3	-	-	-	(236)	-	-	-	-	-	**(236)**
Other[2]		-	-	-	204	-	-	-	-	-	**204**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	119	**119**
Total comprehensive income		-	-	-	-	22	(34)	(3,027)	(50)	29,695	**26,606**
Net income		-	-	-	-	-	-	-	-	29,695	**29,695**
Other comprehensive income		-	-	-	-	-	(2)	(240)	(31)	-	**(273)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	22	(32)	(2,787)	(19)	-	**(2,816)**
Appropriations											
Legal reserve		-	-	-	1,485	-	-	-	-	(1,485)	**-**
Statutory reserves		-	-	-	18,485	-	-	-	-	(18,485)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(9,844)	**(9,844)**
Total - 12/31/2022	**15**	**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Change in the period		**-**	**457**	**230**	**19,938**	**22**	**(34)**	**(3,027)**	**(50)**	**-**	**17,536**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Adoption of accounting policy	2b	-	-	-	-	-	-	2,806	-	(2,613)	**193**
Transactions with owners		-	60	140	-	-	-	-	-	-	**200**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	**(689)**
Result of delivery of treasury shares	15	-	749	(2)	-	-	-	-	-	-	**747**
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	**142**
Corporate reorganization	2b I, 3	-	-	-	112	-	-	-	-	-	**112**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	53	**53**
Total comprehensive income		-	-	-	-	1,948	(324)	(3,530)	679	33,389	**32,162**
Net income		-	-	-	-	-	-	-	-	33,389	**33,389**
Other comprehensive income		-	-	-	-	(101)	9	(1,116)	342	-	**(866)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	2,049	(333)	(2,414)	337	-	**(361)**
Appropriations											
Legal reserve		-	-	-	1,669	-	-	-	-	(1,669)	**-**
Statutory reserves		-	-	-	5,845	-	-	-	-	(5,845)	**-**
Dividends		-	-	-	11,000	-	-	-	-	(11,000)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(12,315)	**(12,315)**
Total - 12/31/2023	**15**	**90,729**	**(11)**	**2,617**	**93,729**	**(127)**	**(1,844)**	**1,392**	**(3,980)**	**-**	**182,505**
Change in the period		**-**	**60**	**140**	**18,626**	**1,948**	**(324)**	**(724)**	**679**	**-**	**20,405**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.
2) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Adjusted net income		**7,130**	**10,199**	**(15,439)**
Net income		17,024	33,389	29,695
Adjustments to net income:		(9,894)	(23,190)	(45,134)
Share-based payment		342	200	234
Provision for loan losses	6c	5,281	11,415	1,167
Income from interest and foreign exchange variation from operations with subordinated debt		1,904	1,950	(15,455)
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		(7)	11	-
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		70	369	-
Revenue from update / charges on deposits in guarantee		(5)	(103)	-
Deferred taxes		298	(2,061)	(185)
Equity in earnings of subsidiaries	12	(17,793)	(34,949)	(30,953)
Amortization of goodwill		22	45	45
Income from foreign exchange and income related to available for sale securities		(96)	(177)	-
Effects of changes in exchange rates on cash and cash equivalents		-	2	4
Other		90	108	9
Change in assets and liabilities		**(1,631)**	**4,881**	**16,186**
(Increase) / decrease in assets				
Interbank investments		18,427	17,156	17,377
Securities and derivative financial instruments		23	(54)	(1,145)
Interbank and interbranch accounts (assets / liabilities)		8,885	5,741	1,745
Loan, lease and other credit operations		(16,017)	(22,807)	(77,811)
Other receivables and Other assets		(603)	(1,350)	75,627
(Decrease) / increase in liabilities				
Deposits		4,794	6,476	878
Deposits received under securities repurchase agreements		(17,546)	1,434	-
Funds from acceptances and issuance of securities		16	(4,476)	(229)
Borrowing and onlending		-	(48)	(2)
Provisions and Other liabilities		431	2,869	(254)
Payment of income tax and social contribution		(41)	(60)	-
Net cash provided by / (used in) operating activities		**5,499**	**15,080**	**747**
Dividends and interest on capital received		11,706	20,381	11,950
(Purchase) / disposal of Investments		13	(488)	(1,868)
(Purchase) / disposal of Fixed assets		-	19	-
Cash and cash equivalents, net of assets and liabilities arising from the spin-off of Banco Itaucard S.A.		-	-	899
(Purchase) of Available for sale securities		(2,002)	(2,002)	-
Net cash provided by / (used in) investing activities		**9,717**	**17,910**	**10,981**
Subordinated debt obligations raisings		2,170	2,170	1,000
Subordinated debt obligations redemptions		(1,096)	(11,478)	75
Result of delivery of treasury shares		103	689	453
Acquisition of treasury shares		-	(689)	-
Dividends and interest on capital paid		(5,355)	(10,348)	(6,706)
Net cash provided by / (used in) financing activities		**(4,178)**	**(19,656)**	**(5,178)**
Net increase / (decrease) in cash and cash equivalents		**11,038**	**13,334**	**6,550**
Cash and cash equivalents at the beginning of the period		16,292	13,998	7,452
Effects of changes in exchange rates on cash and cash equivalents		-	(2)	(4)
Cash and cash equivalents at the end of the period	2b III	27,330	27,330	13,998
Cash			2,365	717
Money market - Collateral held			24,965	13,281

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	07/01 to 12/31/2023	01/01 to 12/31/2023	01/01 to 12/31/2022
Income		**12,656**	**25,106**	**5,655**
Financial operations		11,604	22,689	5,159
Commissions and banking fees		5,629	10,725	1,004
Result from provision for loan losses		(4,704)	(10,471)	(1,110)
Other		127	2,163	602
Expenses		**(9,975)**	**(19,409)**	**(5,581)**
Financial operations		(7,974)	(15,521)	(5,176)
Other		(2,001)	(3,888)	(405)
Inputs purchased from third parties		**(2,509)**	**(5,052)**	**(554)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(579)	(1,142)	(158)
Advertising, promotions and publication		(120)	(233)	(66)
Other		(1,810)	(3,677)	(330)
Gross added value		**172**	**645**	**(480)**
Deprecitation and amortization		**(37)**	**(76)**	**(56)**
Net added value produced by the company		**135**	**569**	**(536)**
Added value received through transfer - Results of equity method	**12**	**17,793**	**34,949**	**30,953**
Total added value to be distributed		**17,928**	**35,518**	**30,417**
Distribution of added value		**17,928**	**35,518**	**30,417**
Personnel		111	182	113
Direct compensation		90	156	108
Benefits		21	25	4
FGTS – government severance pay fund		0	1	1
Taxes, fees and contributions		792	1,946	608
Federal		665	1,703	588
Municipal		127	243	20
Return on third parties' capital - Rent		1	1	1
Return on capital		17,024	33,389	29,695
Dividends and interest on capital		17,101	23,315	9,844
Retained earnings to shareholders		(77)	10,074	19,851

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A.

Notes to the Financial Statements

At 12/31/2023 and 12/31/2022 for balance sheet accounts and from 01/01 to 12/31 of 2023 and 2022 for income statement

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on February 05, 2024.

Note 2 - Material accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future economic benefits and Purchase Price Allocation reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, as from July 1st, 2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 – Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency[1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2023	12/31/2022	12/31/2023	12/31/2022
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.06%	65.27%	67.06%	65.27%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A. [2]	Argentine Peso	Argentina	Financial institution	-	100.00%	-	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	65.62%	67.42%	65.62%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Banco Itaú Argentina S.A. makes up the ITAÚ UNIBANCO HOLDING CONSOLIDATED until 07/31/2023 (Note 3).

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income.

For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

Own liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis.

V - Securities

These are recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** May be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Except for non-redeemable shares, when there the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity, they are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivatives and use of hedge accounting

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders' Equity. The ineffective portion is recorded directly in the Statement of Income.

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders' Equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loan, lease and other credit operations (operations with credit granting characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments (non-performing operations). Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Fair value of financial instruments

To measure fair value, appraisal techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of the data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17.

IX - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.

- Highest risk classification according to the operation, client, default, renegotiation, among others.

X - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XI - Assets held for sale

Assets Held for Sale are registered in the Balance Sheet under the heading Other Assets upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering evaluation reports and the likelihood of definitive hindrance to sale.

XII - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

XIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

XIV - Goodwill and Intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

XV - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XVI - Insurance, private pension and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.

Private pension plans: contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums: insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

Acquisition costs: acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in the result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

Technical provisions: technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

XVII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

- Probable: a provision is recognized.
- Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.
- Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass Lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual Lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 9.

XVIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in Other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account and economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Thus, there was an increase in ITAÚ UNIBANCO HOLDING's ownership interest which resulted in holding 65.62% and the stockholders' agreement of ITAÚ CHILE was fully terminated.

Between June 6 and July 5, 2023, ITAÚ UNIBANCO HOLDING carried out a voluntary public offering for the acquisition of outstanding shares issued by ITAÚ CHILE, including those in the form of American Depositary Shares (ADS), in Chile and the United States of America.

Shareholders holding shares representing approximately 1.07% of ITAÚ CHILE's capital adhered to the voluntary public offering, where 2,122,994 shares and 554,650 ADS (equivalent to 184,883 shares) were acquired through its subsidiary ITB Holding Brasil Participações Ltda., and, after the acquisitions, ITAÚ UNIBANCO HOLDING now holds 66.69% of the ITAÚ CHILE's capital.

The effective acquisitions occurred on July 08, 2023, and the financial settlements on July 13, 2023, for the amount of R$ 119 (CLP 19,617 million).

Between November 13 and 22, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired additional ownership interest of 0.73% (1,584,110 shares), then holding 67.42% of the capital of ITAÚ CHILE. Financial settlements occurred between the period from November 15 to 24, 2023 for the total amount of R$ 74 (CLP 13,395 million).

Itaú Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries ITAÚ CHILE and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219, then holding 65.27% in 2022. In 2023, ITAÚ UNIBANCO HOLDING indirectly increased its ownership interest by 1.79%, through the increase in the ownership interest of ITAÚ CHILE, then holding 67.06%.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC's capital, for the amount of R$ 8,015.

Part of these shares, equivalent to 1.40% of XP INC's capital, was sold on June 7 and 9, 2022, for the amount of R$ 867. ITAÚ UNIBANCO HOLDING remained with an investment equivalent to 9.96% of XP INC's capital.

In April 2023, XP INC cancelled treasury shares, resulting in an increase in ITAÚ UNIBANCO HOLDING's ownership interest to 10.54% of XP INC's capital. And, on June 26, 2023, shares equivalent to 1.89% of the XP INC's capital were sold for the amount of R$ 1,068, then holding 8.65% of interest in XP INC.

After dilution of 0.30% in ITAÚ UNIBANCO HOLDING's interest in XP INC's capital occurred in July 2023, on September 13, 2023, shares equivalent to 0.56% of XP INC's capital were sold for the amount of R$ 375, then holding 7.79% of interest in XP INC.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), acquired, in the period, an additional ownership interest of 20.57% (2,228,342 shares) in the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP) for the amount of R$ 199. The purchase and sale agreement, entered into on October 31, 2019, sets forth the acquisition of 100% of the ZUP's capital in three phases; the first phase, which granted the control acquisition, was performed in March 2020. After the acquisitions in the period, ITAÚ UNIBANCO HOLDING's final ownership interest in ZUP's total capital is 72.51%. The last phase is scheduled for 2024.

The effective acquisitions and financial settlements occurred on May 31 and June 14, 2023, after the necessary regulatory authorizations were obtained.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 millions), thus generating an impact on the result of the third quarter of 2023 of R$ (1,212).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

Note 4 - Interbank investments

The accounting policy on interbank investments is presented in Note 2b IV.

	12/31/2023						12/31/2022	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**203,197**	**30,534**	**-**	**81**	**233,812**	**81.4%**	**218,147**	**78.0%**
Collateral held	64,894	2,805	-	23	67,722	23.6%	48,949	17.5%
Collateral repledge	130,747	2,384	-	58	133,189	46.3%	145,883	52.2%
Assets received as collateral with right to sell or repledge	1,853	2,384	-	-	4,237	1.5%	16,955	6.1%
Assets received as collateral without right to sell or repledge	128,894	-	-	58	128,952	44.8%	128,928	46.1%
Short position	7,556	25,345	-	-	32,901	11.5%	23,315	8.3%
Money market and Interbank deposits – assets guaranteeing technical provisions	**2,177**	**-**	**-**	**-**	**2,177**	**0.8%**	**1,981**	**0.7%**
Interbank deposits	**28,171**	**5,605**	**10,072**	**7,143**	**50,991**	**17.8%**	**59,481**	**21.3%**
Total	**233,545**	**36,139**	**10,072**	**7,224**	**286,980**	**100.0%**	**279,609**	**100.0%**
% per maturity date	81.4%	12.6%	3.5%	2.5%	100.0%			
Total 12/31/2022	**216,508**	**52,424**	**7,725**	**2,952**	**279,609**			
% per maturity date	77.4%	18.7%	2.8%	1.1%	100.0%			

In Money market - Collateral held includes R$ 9,008 (R$ 14,576 at 12/31/2022) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

In the total portfolio, includes a securities valuation allowance in the amount of R$ (11) (R$ (31) at 12/31/2022).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 24,965 (R$ 13,281 at 12/31/2022) with maturity up to 30 days, Money market – Collateral repledge amounting to R$ 391 (R$ 0 at 12/31/2022) with maturity from 31 to 180 days and R$ 1,043 (R$ 0 at 12/31/2022) with maturity over 365 days, Interbank deposits amounting to R$ 0 (R$ 7,085 at 12/31/2022) with maturity up to 30 days, R$ 286 (R$ 9,824 at 12/31/2022) with maturity from 31 to 180 days and R$ 22,070 (R$ 24,037 at 12/31/2022) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

The accounting policies on securities, derivatives and use of hedge accounting is presented in Notes 2b V, 2b VI.

a) Summary per maturity

	12/31/2023											12/31/2022
	Cost	Adjustment to fair value reflected in:		Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
		Income	Stockholders' equity									
Government securities - Brazil	**374,320**	**1,416**	**(157)**	**375,579**	**38.0%**	**34,962**	**1,870**	**11,345**	**43,068**	**104,004**	**180,330**	**275,881**
Financial treasury bills	36,676	(1)	14	36,689	4.0%	-	1,750	-	3,742	4,368	26,829	22,685
National treasury bills	155,017	610	68	155,695	15.0%	34,947	-	974	10,339	71,709	37,726	87,901
National treasury notes	132,387	741	(280)	132,848	14.0%	14	120	5,835	28,987	11,695	86,197	111,256
National treasury / Securitization	70	-	20	90	-	-	-	-	-	-	90	111
Brazilian external debt bonds	50,170	66	21	50,257	5.0%	1	-	4,536	-	16,232	29,488	53,928
Government securities - Latin America	**54,193**	**21**	**105**	**54,319**	**6.0%**	**9,271**	**6,289**	**15,025**	**8,957**	**5,595**	**9,182**	**50,007**
Government securities - Abroad	**35,234**	**(39)**	**(19)**	**35,176**	**4.0%**	**3,634**	**2,961**	**4,619**	**8,363**	**9,201**	**6,398**	**35,194**
Corporate securities	**212,213**	**75**	**(2,752)**	**209,536**	**20.0%**	**30,802**	**4,984**	**9,099**	**12,972**	**24,071**	**127,608**	**178,663**
Shares	24,391	85	(1,105)	23,371	2.0%	23,371	-	-	-	-	-	15,527
Rural product note	42,476	15	(105)	42,386	4.0%	802	2,499	6,089	7,070	5,316	20,610	29,269
Bank deposit certificates	73	-	1	74	-	14	11	10	22	1	16	918
Real estate receivables certificates	7,058	(5)	(115)	6,938	1.0%	-	11	-	215	1,216	5,496	6,783
Fund quotas	**15,302**	**(9)**	**-**	**15,293**	**1.0%**	**5,307**	**76**	**47**	**1,332**	**3,656**	**4,875**	**15,003**
Credit rights	12,694	-	-	12,694	1.0%	2,708	76	47	1,332	3,656	4,875	11,155
Fixed income	1,871	(16)	-	1,855	-	1,855	-	-	-	-	-	2,195
Variable income	737	7	-	744	-	744	-	-	-	-	-	1,653
Debentures	99,528	(38)	(1,346)	98,144	10.0%	632	980	1,791	2,771	9,308	82,662	87,333
Eurobonds and other	7,045	4	(44)	7,005	1.0%	121	324	389	372	1,600	4,199	8,769
Financial bills	2,876	11	-	2,887	-	5	1	131	186	469	2,095	2,910
Promissory and commercial notes	11,147	(15)	(30)	11,102	1.0%	201	914	620	985	2,196	6,186	8,830
Other	2,317	27	(8)	2,336	-	349	168	22	19	309	1,469	3,321
PGBL / VGBL fund quotas [1]	**253,286**	**-**	**-**	**253,286**	**26.0%**	**253,286**	**-**	**-**	**-**	**-**	**-**	**216,467**
Subtotal - securities	**929,246**	**1,473**	**(2,823)**	**927,896**	**94.0%**	**331,955**	**16,104**	**40,088**	**73,360**	**142,871**	**323,518**	**756,212**
Trading securities	484,002	1,473	-	485,475	49.0%	275,696	2,346	5,662	30,718	63,958	107,095	368,441
Available for sale securities	266,676	-	(2,823)	263,853	27.0%	34,439	11,237	17,873	26,346	31,683	142,275	218,284
Held to maturity securities	178,568	-	-	178,568	18.0%	21,820	2,521	16,553	16,296	47,230	74,148	169,487
Derivative financial instruments	**35,496**	**20,887**	**-**	**56,383**	**6.0%**	**10,828**	**5,402**	**2,903**	**5,606**	**9,500**	**22,144**	**78,341**
Total securities and derivative financial instruments (assets)	**964,742**	**22,360**	**(2,823)**	**984,279**	**100.0%**	**342,783**	**21,506**	**42,991**	**78,966**	**152,371**	**345,662**	**834,553**
Derivative financial instruments (liabilities)	**(34,309)**	**(19,186)**	**-**	**(53,495)**	**100.0%**	**(8,174)**	**(2,135)**	**(3,616)**	**(7,805)**	**(7,553)**	**(24,212)**	**(78,512)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

In Held to maturity securities, there is unrecorded adjustment to fair value in the amount of R$ (1,086) (R$ (5,490) at 12/31/2022), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (351) (R$ (357) from 01/01 to 12/31/2022) of Financial assets available for sale. The income related to securities, derivative financial instruments and other totaled R$ 929 (R$ 248 from 01/01 to 12/31/2022).

b) Summary by portfolio

	12/31/2023							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees [1]	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions Note 8b	Total
Government securities - Brazil	**147,861**	**147,469**	**46,222**	**15,232**	**4,079**	**-**	**14,716**	**375,579**
Financial treasury bills	22,587	7,799	-	4,981	-	-	1,322	36,689
National treasury bills	67,550	73,536	-	10,251	4,079	-	279	155,695
National treasury notes	53,119	66,134	480	-	-	-	13,115	132,848
National treasury / Securitization	90	-	-	-	-	-	-	90
Brazilian external debt bonds	4,515	-	45,742	-	-	-	-	50,257
Government securities - Latin America	**43,671**	**2,775**	**244**	**7,557**	**-**	**-**	**72**	**54,319**
Government securities - Abroad	**24,794**	**-**	**-**	**10,382**	**-**	**-**	**-**	**35,176**
Corporate securities	**145,313**	**32,046**	**1,264**	**26,635**	**-**	**-**	**4,278**	**209,536**
Shares	21,121	-	-	1,605	-	-	645	23,371
Rural product note	42,386	-	-	-	-	-	-	42,386
Bank deposit certificates	42	-	-	-	-	-	32	74
Real estate receivables certificates	6,938	-	-	-	-	-	-	6,938
Fund quotas	**14,780**	**-**	**-**	**115**	**-**	**-**	**398**	**15,293**
Credit rights	12,457	-	-	-	-	-	237	12,694
Fixed income	1,579	-	-	115	-	-	161	1,855
Variable income	744	-	-	-	-	-	-	744
Debentures	40,869	32,043	-	23,498	-	-	1,734	98,144
Eurobonds and other	5,706	3	1,264	-	-	-	32	7,005
Financial bills	1,706	-	-	-	-	-	1,181	2,887
Promissory and commercial notes	9,429	-	-	1,417	-	-	256	11,102
Other	2,336	-	-	-	-	-	-	2,336
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**253,286**	**253,286**
Subtotal - securities	**361,639**	**182,290**	**47,730**	**59,806**	**4,079**	**-**	**272,352**	**927,896**
Trading securities	85,986	134,685	2,764	3,219	-	-	258,821	485,475
Available for sale securities	188,174	30,507	7,606	30,478	-	-	7,088	263,853
Held to maturity securities	87,479	17,098	37,360	26,109	4,079	-	6,443	178,568
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**56,383**	**-**	**56,383**
Total securities and derivative financial instruments (assets)	**361,639**	**182,290**	**47,730**	**59,806**	**4,079**	**56,383**	**272,352**	**984,279**
Total securities and derivative financial instruments (assets) 12/31/2022	**309,356**	**108,082**	**58,975**	**44,627**	**-**	**78,341**	**235,172**	**834,553**

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	12/31/2023										12/31/2022
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**193,873**	**1,416**	**195,289**	**40.2%**	**10,656**	**1,870**	**5,238**	**28,730**	**59,006**	**89,789**	**116,100**
Financial treasury bills	12,245	(1)	12,244	2.5%	-	1,750	-	1,599	1,547	7,348	9,624
National treasury bills	78,611	610	79,221	16.3%	10,640	-	293	823	47,170	20,295	29,130
National treasury notes	100,220	741	100,961	20.8%	15	120	4,934	26,308	9,413	60,171	76,638
Brazilian external debt bonds	2,797	66	2,863	0.6%	1	-	11	-	876	1,975	708
Government securities - Latin America	**2,899**	**21**	**2,920**	**0.6%**	**1,349**	**55**	**89**	**247**	**31**	**1,149**	**3,517**
Government securities - Abroad	**1,091**	**(39)**	**1,052**	**0.2%**	**1,050**	**-**	**-**	**2**	**-**	**-**	**1,145**
Corporate securities	**32,853**	**75**	**32,928**	**6.8%**	**9,355**	**421**	**335**	**1,739**	**4,921**	**16,157**	**31,212**
Shares	3,793	85	3,878	0.8%	3,878	-	-	-	-	-	4,183
Rural product note	131	15	146	-	-	-	-	-	-	146	-
Bank deposit certificates	30	-	30	-	12	-	8	10	-	-	204
Real estate receivables certificates	1,255	(5)	1,250	0.3%	-	5	-	-	7	1,238	669
Fund quotas	**15,284**	**(9)**	**15,275**	**3.2%**	**5,289**	**76**	**47**	**1,332**	**3,656**	**4,875**	**15,003**
Credit rights	12,694	-	12,694	2.6%	2,708	76	47	1,332	3,656	4,875	11,155
Fixed income	1,853	(16)	1,837	0.4%	1,837	-	-	-	-	-	2,195
Variable income	737	7	744	0.2%	744	-	-	-	-	-	1,653
Debentures	6,210	(38)	6,172	1.3%	-	7	57	42	292	5,774	3,861
Eurobonds and other	2,521	4	2,525	0.5%	-	50	3	206	577	1,689	3,867
Financial bills	2,530	11	2,541	0.5%	4	1	127	109	311	1,989	2,001
Promissory and commercial notes	450	(15)	435	0.1%	-	179	82	37	74	63	353
Other	649	27	676	0.1%	172	103	11	3	4	383	1,071
PGBL / VGBL fund quotas	**253,286**	**-**	**253,286**	**52.2%**	**253,286**	**-**	**-**	**-**	**-**	**-**	**216,467**
Total	**484,002**	**1,473**	**485,475**	**100.0%**	**275,696**	**2,346**	**5,662**	**30,718**	**63,958**	**107,095**	**368,441**
% per maturity date					56.7%	0.5%	1.2%	6.3%	13.2%	22.1%	
Total 12/31/2022	**368,998**	**(557)**	**368,441**	**100.0%**	**268,219**	**4,434**	**23,206**	**9,340**	**18,302**	**44,940**	
% per maturity date					72.8%	1.2%	6.3%	2.5%	5.0%	12.2%	

At 12/31/2023, ITAÚ UNIBANCO HOLDING's portfolio comprises National treasury notes in the amount of R$ 0 (R$ 146 at 12/31/2022) with maturity over 365 days.

d) Available for sale securities

	12/31/2023										12/31/2022
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**72,666**	**(157)**	**72,509**	**27.5%**	**4,001**	**-**	**1,583**	**6,102**	**11,090**	**49,733**	**56,323**
Financial treasury bills	24,431	14	24,445	9.3%	-	-	-	2,143	2,821	19,481	13,061
National treasury bills	19,109	68	19,177	7.3%	4,001	-	681	1,280	6,714	6,501	13,663
National treasury notes	21,605	(280)	21,325	8.1%	-	-	902	2,679	198	17,546	24,441
National treasury / Securitization	70	20	90	-	-	-	-	-	-	90	111
Brazilian external debt bonds	7,451	21	7,472	2.8%	-	-	-	-	1,357	6,115	5,047
Government securities - Latin America	**36,589**	**105**	**36,694**	**13.9%**	**7,923**	**6,129**	**6,528**	**7,877**	**2,112**	**6,125**	**39,760**
Government securities - Abroad	**13,645**	**(19)**	**13,626**	**5.2%**	**1,645**	**779**	**1,062**	**2,423**	**4,039**	**3,678**	**13,783**
Corporate securities	**143,776**	**(2,752)**	**141,024**	**53.4%**	**20,870**	**4,329**	**8,700**	**9,944**	**14,442**	**82,739**	**108,418**
Shares	20,598	(1,105)	19,493	7.4%	19,493	-	-	-	-	-	11,344
Rural product note	42,345	(105)	42,240	16.0%	803	2,499	6,089	7,069	5,316	20,464	29,269
Bank deposit certificates	43	1	44	-	1	10	3	13	2	15	714
Real estate receivables certificates	3,263	(115)	3,148	1.2%	-	-	-	-	-	3,148	2,966
Fund quotas of fixed income	18	-	18	-	18	-	-	-	-	-	-
Debentures	60,598	(1,346)	59,252	22.5%	233	810	1,679	1,655	5,516	49,359	47,986
Eurobonds and other	4,454	(44)	4,410	1.7%	121	275	387	166	1,023	2,438	4,851
Financial bills	346	-	346	0.1%	-	-	4	78	158	106	909
Promissory and commercial notes	10,697	(30)	10,667	4.0%	201	735	538	948	2,122	6,123	8,477
Other	1,414	(8)	1,406	0.5%	-	-	-	15	305	1,086	1,902
Total	**266,676**	**(2,823)**	**263,853**	**100.0%**	**34,439**	**11,237**	**17,873**	**26,346**	**31,683**	**142,275**	**218,284**
% per maturity date					13.1%	4.3%	6.8%	10.0%	12.0%	53.8%	
Total 12/31/2022	**223,123**	**(4,839)**	**218,284**	**100.0%**	**44,404**	**12,196**	**17,088**	**26,316**	**20,488**	**97,792**	
% per maturity date					20.3%	5.6%	7.8%	12.1%	9.4%	44.8%	

At 12/31/2023, ITAÚ UNIBANCO HOLDING's portfolio comprises Share in the amount of R$ 2 (R$ 0 at 12/31/2022) with maturity from 0 to 30 days and Financial bills in the amount of R$ 3,026 (R$ 1,039 at 12/31/2022) with maturity over 365 days.

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (578) (R$ (978) at 12/31/2022) referring to the adjustment to fair value of securities reclassified from Available for sale to held to maturity.

	12/31/2023									12/31/2022	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**107,781**	**60.5%**	**20,305**	**-**	**4,524**	**8,236**	**33,908**	**40,808**	**107,982**	**103,458**	**100,336**
National treasury bills	57,297	32.2%	20,305	-	-	8,236	17,825	10,931	58,026	45,108	44,246
National treasury notes	10,562	5.9%	-	-	-	-	2,083	8,479	11,178	10,177	10,390
Brazilian external debt bonds	39,922	22.4%	-	-	4,524	-	14,000	21,398	38,778	48,173	45,700
Government securities - Latin America	**14,705**	**8.2%**	**-**	**105**	**8,408**	**833**	**3,452**	**1,907**	**14,634**	**6,730**	**6,709**
Government securities - abroad	**20,498**	**11.5%**	**939**	**2,183**	**3,556**	**5,938**	**5,162**	**2,720**	**20,440**	**20,266**	**19,965**
Corporate securities	**35,584**	**19.8%**	**576**	**233**	**65**	**1,289**	**4,708**	**28,713**	**34,426**	**39,033**	**36,987**
Real estate receivables certificates	2,540	1.4%	-	6	-	215	1,208	1,111	2,355	3,148	2,911
Debentures	32,720	18.3%	398	162	54	1,074	3,500	27,532	31,743	35,486	33,677
Eurobonds and other	70	-	-	-	-	-	-	70	74	51	52
Other	254	0.1%	178	65	11	-	-	-	254	348	347
Total	**178,568**	**100.0%**	**21,820**	**2,521**	**16,553**	**16,296**	**47,230**	**74,148**	**177,482**	**169,487**	**163,997**
% per maturity date			12.2%	1.4%	9.3%	9.1%	26.4%	41.6%			
Total - 12/31/2022	**169,487**	**100.0%**	**14,161**	**1,125**	**2,014**	**8,592**	**46,637**	**96,958**	**163,997**		
% per maturity date			8.4%	0.7%	1.2%	5.1%	27.5%	57.1%			

In order to reflect lhe current risk management strategy, in lhe period ended at 12/31/2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government securities - Brazil in the amount of R$ 249, before classified as Trading securities and disposed of R$ 3,954 in Government securities - Brazil, before classified as Trading securities, with effect on te result of R$ (12).

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 16,686 (R$ 5,645 at 12/31/2022) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	12/31/2023										12/31/2022
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	19,931	18,677	38,608	68.4%	4,909	1,063	1,177	2,915	7,921	20,623	47,109
Option agreements	7,590	671	8,261	14.7%	1,306	3,078	671	1,642	710	854	23,854
Forwards	3,203	2	3,205	5.7%	3,100	68	18	-	-	19	336
Credit derivatives	(196)	478	282	0.5%	2	-	5	11	73	191	491
NDF - Non Deliverable Forward	4,769	608	5,377	9.5%	1,047	1,191	1,025	1,032	789	293	6,140
Other derivative financial instruments	199	451	650	1.2%	464	2	7	6	7	164	411
Total	**35,496**	**20,887**	**56,383**	**100.0%**	**10,828**	**5,402**	**2,903**	**5,606**	**9,500**	**22,144**	**78,341**
% per maturity date					19.2%	9.6%	5.1%	9.9%	16.8%	39.4%	
Total 12/31/2022	**52,610**	**25,731**	**78,341**	**100.0%**	**22,526**	**3,120**	**4,041**	**8,359**	**10,106**	**30,189**	
% per maturity date					28.8%	4.0%	5.2%	10.7%	12.9%	38.4%	

	12/31/2023										12/31/2022
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(19,616)	(16,256)	(35,872)	67.0%	(3,781)	(745)	(1,245)	(2,074)	(6,476)	(21,551)	(39,460)
Option agreements	(7,834)	(2,068)	(9,902)	18.5%	(580)	(574)	(1,329)	(4,700)	(595)	(2,124)	(31,143)
Forwards	(2,942)	1	(2,941)	5.5%	(2,924)	-	-	-	(1)	(16)	(63)
Credit derivatives	180	(329)	(149)	0.3%	-	-	(1)	(2)	(32)	(114)	(604)
NDF - Non Deliverable Forward	(4,088)	(390)	(4,478)	8.4%	(887)	(812)	(1,037)	(1,027)	(443)	(272)	(6,626)
Other derivative financial instruments	(9)	(144)	(153)	0.3%	(2)	(4)	(4)	(2)	(6)	(135)	(616)
Total	**(34,309)**	**(19,186)**	**(53,495)**	**100.0%**	**(8,174)**	**(2,135)**	**(3,616)**	**(7,805)**	**(7,553)**	**(24,212)**	**(78,512)**
% per maturity date					15.3%	4.0%	6.8%	14.6%	14.0%	45.3%	
Total 12/31/2022	**(56,292)**	**(22,220)**	**(78,512)**	**100.0%**	**(8,381)**	**(5,577)**	**(11,332)**	**(17,268)**	**(9,085)**	**(26,869)**	
% per maturity date					10.7%	7.1%	14.4%	22.0%	11.6%	34.2%	

The result of derivative financial instruments totaled R$ (1,974) (R$ (224) from 01/01 to 12/31/2022).

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	12/31/2023	12/31/2022	12/31/2023	12/31/2023	12/31/2023	12/31/2022
Future contracts	**844,005**	**1,020,605**	-	-	-	-
Purchase commitments	**267,803**	**418,886**	-	-	-	-
Shares	6,721	3,395	-	-	-	-
Commodities	774	503	-	-	-	-
Interest	236,105	385,229	-	-	-	-
Foreign currency	24,203	29,759	-	-	-	-
Commitments to sell	**576,202**	**601,719**	-	-	-	-
Shares	6,580	11,702	-	-	-	-
Commodities	4,982	3,896	-	-	-	-
Interest	547,150	557,806	-	-	-	-
Foreign currency	17,490	28,315	-	-	-	-
Swap contracts			**316**	**2,421**	**2,736**	**7,649**
Asset position	**2,396,474**	**1,571,025**	**19,931**	**18,677**	**38,608**	**47,109**
Shares	369	-	7	6	13	-
Commodities	708	222	19	1	20	2
Interest	2,213,528	1,509,045	17,848	15,689	33,537	44,622
Foreign currency	181,869	61,758	2,057	2,981	5,038	2,485
Liability position	**2,396,474**	**1,571,025**	**(19,616)**	**(16,256)**	**(35,872)**	**(39,460)**
Shares	3,416	1,604	(612)	405	(207)	(121)
Commodities	2,088	609	(37)	4	(33)	(4)
Interest	2,175,623	1,491,476	(17,124)	(13,400)	(30,524)	(37,009)
Foreign currency	215,347	77,336	(1,843)	(3,265)	(5,108)	(2,326)
Option contracts	**1,667,345**	**1,362,928**	**(244)**	**(1,397)**	**(1,641)**	**(7,289)**
Purchase commitments - long position	**242,411**	**269,908**	**4,226**	**1,318**	**5,544**	**2,588**
Shares	42,934	131,508	3,071	1,525	4,596	1,650
Commodities	3,130	2,347	280	(123)	157	36
Interest	162,429	96,525	155	531	686	347
Foreign currency	33,918	39,528	720	(615)	105	555
Commitments to sell - long position	**588,977**	**419,044**	**3,364**	**(647)**	**2,717**	**21,266**
Shares	45,623	138,899	2,332	(887)	1,445	20,687
Commodities	1,409	904	55	5	60	12
Interest	521,735	256,483	306	74	380	57
Foreign currency	20,210	22,758	671	161	832	510
Purchase commitments - short position	**215,969**	**231,514**	**(3,831)**	**(2,225)**	**(6,056)**	**(8,814)**
Shares	41,220	131,361	(2,904)	(1,050)	(3,954)	(4,293)
Commodities	1,799	2,000	(79)	(2)	(81)	(10)
Interest	143,310	72,274	(154)	(1,653)	(1,807)	(1,447)
Foreign currency	29,640	25,879	(694)	480	(214)	(3,064)
Commitments to sell - short position	**619,988**	**442,462**	**(4,003)**	**157**	**(3,846)**	**(22,329)**
Shares	46,400	137,322	(2,776)	653	(2,123)	(18,554)
Commodities	2,947	963	(122)	(48)	(170)	(22)
Interest	545,657	270,585	(340)	(51)	(391)	(79)
Foreign currency	24,984	33,592	(765)	(397)	(1,162)	(3,674)
Forward operations	**6,020**	**4,755**	**261**	**3**	**264**	**273**
Purchases receivable	**2,533**	**187**	**2,532**	**(1)**	**2,531**	**183**
Shares	38	157	38	(2)	36	153
Interest	2,495	30	2,494	1	2,495	30
Purchases payable obligations	-	-	**(2,511)**	-	**(2,511)**	**(30)**
Interest	-	-	(16)	-	(16)	(30)
Foreign currency	-	-	(2,495)	-	(2,495)	-
Sales receivable	**2,867**	**3,901**	**671**	**3**	**674**	**153**
Shares	225	126	223	-	223	124
Commodities	16	6	16	3	19	6
Interest	1	-	432	-	432	23
Foreign currency	2,625	3,769	-	-	-	-
Sales deliverable obligations	**620**	**667**	**(431)**	**1**	**(430)**	**(33)**
Interest	431	23	(431)	1	(430)	(23)
Foreign currency	189	644	-	-	-	(10)
Credit derivatives	**53,033**	**43,808**	**(16)**	**149**	**133**	**(113)**
Asset position	**38,069**	**28,724**	**(196)**	**478**	**282**	**491**
Shares	4,255	2,192	69	75	144	86
Commodities	15	-	-	-	-	-
Interest	33,799	26,532	(265)	403	138	405
Liability position	**14,964**	**15,084**	**180**	**(329)**	**(149)**	**(604)**
Shares	1,347	2,846	(18)	(12)	(30)	(116)
Commodities	1	-	-	-	-	-
Interest	13,616	12,238	198	(317)	(119)	(488)
NDF - Non Deliverable Forward	**316,620**	**326,099**	**681**	**218**	**899**	**(486)**
Asset position	**175,223**	**162,553**	**4,769**	**608**	**5,377**	**6,140**
Commodities	2,406	2,943	269	(45)	224	341
Foreign currency	172,817	159,610	4,500	653	5,153	5,799
Liability position	**141,397**	**163,546**	**(4,088)**	**(390)**	**(4,478)**	**(6,626)**
Commodities	2,734	867	(134)	(12)	(146)	(85)
Foreign currency	138,663	162,679	(3,954)	(378)	(4,332)	(6,541)
Other derivative financial instruments	**8,717**	**8,251**	**190**	**307**	**497**	**(205)**
Asset position	**6,575**	**7,340**	**199**	**451**	**650**	**411**
Shares	855	1,096	-	17	17	61
Commodities	196	72	4	-	4	1
Interest	5,490	6,172	195	(29)	166	349
Foreign currency	34	-	-	463	463	-
Liability position	**2,142**	**911**	**(9)**	**(144)**	**(153)**	**(616)**
Shares	1,385	467	(1)	(14)	(15)	(5)
Commodities	209	47	-	(4)	(4)	(7)
Interest	388	303	(8)	(14)	(22)	(216)
Foreign currency	160	94	-	(112)	(112)	(388)
		Asset	**35,496**	**20,887**	**56,383**	**78,341**
		Liability	**(34,309)**	**(19,186)**	**(53,495)**	**(78,512)**
		Total	**1,187**	**1,701**	**2,888**	**(171)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2023	12/31/2022
Future contracts	257,896	282,162	98,490	205,457	844,005	1,020,605
Swap contracts	363,159	529,896	232,080	1,271,339	2,396,474	1,571,025
Option contracts	1,043,319	201,750	372,122	50,154	1,667,345	1,362,928
Forwards	3,289	977	1,738	16	6,020	4,755
Credit derivatives	3,919	827	8,228	40,059	53,033	43,808
NDF - Non Deliverable Forward	116,815	110,717	51,623	37,465	316,620	326,099
Other derivative financial instruments	219	706	875	6,917	8,717	8,251

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2023						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**843,998**	**1,270,415**	**1,567,680**	**3,078**	**23,672**	**97,152**	**-**
Over-the-counter market	**7**	**1,126,059**	**99,665**	**2,942**	**29,361**	**219,468**	**8,717**
Financial institutions	-	972,002	45,513	2,926	29,361	87,784	5,227
Companies	7	137,068	52,319	16	-	129,034	3,490
Individuals	-	16,989	1,833	-	-	2,650	-
Total	**844,005**	**2,396,474**	**1,667,345**	**6,020**	**53,033**	**316,620**	**8,717**
Total 12/31/2022	**1,020,605**	**1,571,025**	**1,362,928**	**4,755**	**43,808**	**326,099**	**8,251**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2023			12/31/2022		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,268)	14,027	(6,241)	(18,156)	9,652	(8,504)
TRS	(18,738)	-	(18,738)	(16,000)	-	(16,000)
Total	**(39,006)**	**14,027**	**(24,979)**	**(34,156)**	**9,652**	**(24,504)**

The effect of the risk received on the reference equity (Note 21c) was R$ 171 (R$ 108 at 12/31/2022).

During the periods, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	119,464	(1,086)	(1,071)	120,550	(1,086)
Hedge of assets transactions	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	41,761	-	1,132	830	42,570	1,132
Hedge of assets denominated in UF	10,664	-	21	21	10,704	21
Hedge of funding	-	5,993	(95)	(162)	5,899	(95)
Hedge of loan operations	18,449	-	185	211	18,265	184
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,287	35	123	1,323	35
Hedge of funding	-	2,300	(12)	(12)	2,288	(12)
Total	**78,269**	**129,044**	**176**	**(64)**	**208,993**	**175**

Strategies	12/31/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	148,727	1,170	1,170	148,090	1,221
Hedge of assets transactions	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of assets denominated in UF	7,871	-	16	16	7,853	16
Hedge of funding	-	4,692	91	91	4,783	91
Hedge of loan operations	3,283	-	(6)	(6)	3,288	(6)
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	343	4	110	343	4
Hedge of funding	-	2,549	(6)	(6)	2,543	(6)
Total	**70,964**	**156,311**	**(606)**	**(500)**	**224,276**	**(555)**

1) Recorded under heading Other comprehensive income.

Hedge instruments	12/31/2023 Notional amount	Book value (1) Assets	Book value (1) Liabilities	Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
Interest rate risk (3)							
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk (4)							
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	**208,993**	**276**	**427**	**175**	**176**	**(1)**	**(174)**

Hedge instruments	12/31/2022 Notional amount	Book value (1) Assets	Book value (1) Liabilities	Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
Interest rate risk (3)							
Futures	205,466	31	27	(654)	(705)	51	-
Forward	7,853	-	646	16	16	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk (4)							
Futures	249	2	-	-	-	-	378
Forward	2,278	136	1	(1)	(1)	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	**224,276**	**424**	**685**	**(555)**	**(606)**	**51**	**379**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures negotiated on B3.

The gains or (losses) related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (318) (R$ 938 at 12/31/2022).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts and exposures to future exchange rates, which are attributable to changes in interest rates and foreign exchange rate risk, relating to recognized assets and liabilities.

Strategies	12/31/2023						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of available for sale securities	41,291	-	41,058	-	(233)	38,383	243
Hedge of other financial assets	27,316	-	27,517	-	201	26,349	(201)
Foreign exchange risk							
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	**81,199**	**16,569**	**81,172**	**16,454**	**88**	**93,870**	**(79)**

Strategies	12/31/2022						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of available for sale securities	21,551	-	20,265	-	(1,286)	20,243	1,283
Hedge of other financial assets	31,597	-	30,679	-	(918)	30,904	931
Total	**69,179**	**14,603**	**66,526**	**13,905**	**(1,955)**	**81,781**	**1,959**

1) Recorded under heading results from Securities, derivative financial instruments and other.

The amount of R$ 253 (R$ 0 at 12/31/2022) was recorded in result, related to operations that are no longer qualified as hedge.

Hedge instruments	12/31/2023				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	70,416	1,402	781	(878)	7
Other Derivatives	1,784	-	1,985	1,215	-
Futures	21,425	63	5	(420)	2
Foreign exchange risk					
Futures	245	1	-	4	-
Total	**93,870**	**1,466**	**2,771**	**(79)**	**9**

Hedge instruments	12/31/2022				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	40,942	1,654	929	226	(9)
Other Derivatives	2,224	-	5,407	1,487	-
Futures	38,615	4	-	246	13
Total	**81,781**	**1,658**	**6,336**	**1,959**	**4**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, and exposures to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts and currency futures. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	18,849	-	(11,919)	(11,919)	19,208	(12,189)
Total	**18,849**	**-**	**(11,919)**	**(11,919)**	**19,208**	**(12,189)**

Strategies	12/31/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	8,983	-	(12,825)	(12,825)	9,933	(13,032)
Total	**8,983**	**-**	**(12,825)**	**(12,825)**	**9,933**	**(13,032)**

1) Recorded under heading Other comprehensive income.

The remaining balance in the reserve of foreing currency conversion, for which the accounting hedge is no longer applied, is R$ (23) (R$ (1,788) at 12/31/2022), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	12/31/2023						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk (3)							
Future	2,109	10	-	(5,596)	(5,553)	(43)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(3,796)	(3,560)	(236)	(104)
Future / Financial Assets	4,560	5,525	350	(2,797)	(2,806)	9	-
Total	**19,208**	**5,655**	**407**	**(12,189)**	**(11,919)**	**(270)**	**32**

Hedge instruments	12/31/2022						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk (3)							
Future	1,673	-	-	(5,710)	(5,668)	(42)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(1,829)	(1,703)	(126)	-
Future / Financial Assets	3,074	4,380	1,839	(5,493)	(5,454)	(39)	-
Total	**9,933**	**4,556**	**1,965**	**(13,032)**	**(12,825)**	**(207)**	**-**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	12/31/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of loan operations (Market risk)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of funding (Market risk)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of available for sale securities	8,892	7,244	3,452	2,945	5,185	7,424	3,241	38,383
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of net investment in foreign operations (1)	19,208	-	-	-	-	-	-	19,208
Hedge of other financial assets (Market risk)	199	321	6,609	1,351	6,999	7,749	3,121	26,349
Hedge of firm commitments (Market risk)	245	-	-	-	-	-	-	245
Total	**147,755**	**57,677**	**38,683**	**26,888**	**21,092**	**23,311**	**6,665**	**322,071**

	12/31/2022							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	108,434	25,566	8,822	-	4,532	736	-	148,090
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of loan operations (Market risk)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of funding (Market risk)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of available for sale securities	4,245	1,557	3,069	943	1,750	5,451	3,228	20,243
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of net investment in foreign operations (1)	9,933	-	-	-	-	-	-	9,933
Hedge of other financial assets (Market risk)	21,064	524	968	1,703	520	4,987	1,138	30,904
Total	**178,368**	**50,315**	**39,292**	**10,036**	**11,302**	**20,205**	**6,472**	**315,990**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2023		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.4)	(103.1)	(209.8)
Currency Coupon	Foreign Exchange Coupon Rates	-	(40.0)	(81.7)
Foreign Currency	Foreign Exchange Rates	-	(77.0)	(33.2)
Price Indices	Inflation Coupon Rates	-	1.5	1.2
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	0.9	196.3	250.2
Other	Exposures that do not fall under the definitions above	0.2	(24.2)	(70.4)
Total		**0.7**	**(46.5)**	**(143.7)**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2023		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(13.4)	(3,253.4)	(6,285.7)
Currency Coupon	Foreign Exchange Coupon Rates	(0.9)	(267.0)	(499.3)
Foreign Currency	Foreign Exchange Rates	0.9	(78.5)	(30.0)
Price Indices	Inflation Coupon Rates	(0.8)	(92.0)	(226.5)
TR	TR Coupon Rates	0.2	(61.0)	(174.9)
Equities	Prices of Equities	5.6	90.5	41.8
Other	Exposures that do not fall under the definitions above	0.1	(26.0)	(73.9)
Total		**(8.3)**	**(3,687.4)**	**(7,248.5)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

The accounting policy on loan, lease and other credit operations is presented in Note 2b VII.

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	12/31/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**412,851**	**155,151**	**70,806**	**33,661**	**8,366**	**5,432**	**5,313**	**4,991**	**16,651**	**713,222**	**739,407**
Loans and discounted trade receivables	157,293	124,613	61,329	26,909	6,530	4,318	4,640	4,478	14,535	404,645	434,320
Financing	83,340	17,687	5,926	4,543	937	719	297	287	1,520	115,256	126,114
Farming financing	16,594	3,132	478	15	65	7	12	3	5	20,311	14,380
Real estate financing	155,624	9,719	3,073	2,194	834	388	364	223	591	173,010	164,593
Lease operations	**2,439**	**3,553**	**854**	**522**	**102**	**91**	**19**	**32**	**65**	**7,677**	**7,849**
Credit card operations	**3,074**	**117,362**	**14,833**	**2,130**	**1,120**	**1,310**	**1,350**	**1,764**	**6,499**	**149,442**	**148,471**
Advance on exchange contracts (1)	**9,197**	**462**	**283**	**9**	**7**	**12**	**15**	**1**	**-**	**9,986**	**9,613**
Other sundry receivables (2)	**22,099**	**1,183**	**570**	**32**	**145**	**1**	**125**	**2,703**	**177**	**27,035**	**848**
Total operations with credit granting characteristics	**449,660**	**277,711**	**87,346**	**36,354**	**9,740**	**6,846**	**6,822**	**9,491**	**23,392**	**907,362**	**906,188**
Financial guarantees provided (3)										**102,622**	**91,779**
Total with Financial guarantees provided	**449,660**	**277,711**	**87,346**	**36,354**	**9,740**	**6,846**	**6,822**	**9,491**	**23,392**	**1,009,984**	**997,967**
Total operations with credit granting characteristics at 12/31/2022	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**906,188**	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING, the portfolio consists of Loan operations R$ 70,035 (R$ 67,992 at 12/31/2022), Other credits - Operations with credit granting characteristics R$ 86,410 (R$ 77,942 at 12/31/2022) and Lease operations R$ 52 (R$ 79 at 12/31/2022), and the total fair value of these operations is R$ 156,497 (R$ 146,013 at 12/31/2022).

II - By maturity and risk level

	12/31/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	3,262	3,757	2,249	2,100	2,128	1,991	7,699	23,186	21,094
01 to 30	-	-	119	159	88	94	101	174	404	1,139	1,048
31 to 60	-	-	109	147	82	89	93	78	375	973	1,001
61 to 90	-	-	100	132	69	78	82	71	323	855	871
91 to 180	-	-	311	366	205	219	237	201	925	2,464	2,383
181 to 365	-	-	465	608	329	369	395	340	1,505	4,011	3,909
Over 365 days	-	-	2,158	2,345	1,476	1,251	1,220	1,127	4,167	13,744	11,882
Overdue installments	-	-	897	1,087	1,277	1,422	1,889	2,873	11,704	21,149	23,122
01 to 14	-	-	11	60	32	37	37	33	165	375	359
15 to 30	-	-	856	186	108	84	149	84	265	1,732	1,844
31 to 60	-	-	30	806	183	317	301	224	527	2,388	2,506
61 to 90	-	-	-	23	920	100	468	265	585	2,361	2,521
91 to 180	-	-	-	12	34	851	898	2,207	2,126	6,128	6,900
181 to 365	-	-	-	-	-	33	36	60	7,889	8,018	8,845
Over 365 days	-	-	-	-	-	-	-	-	147	147	147
Subtotal (a)	-	-	4,159	4,844	3,526	3,522	4,017	4,864	19,403	44,335	44,216
Subtotal 12/31/2022	-	-	3,988	4,522	3,796	4,137	4,360	5,039	18,374	44,216	
	Non-overdue operations										
Falling due installments	448,461	275,923	82,606	31,293	6,111	3,281	2,736	4,555	3,929	858,895	857,842
01 to 30	40,536	61,667	14,443	4,013	645	396	417	2,720	580	125,417	120,450
31 to 60	25,272	28,063	8,043	2,603	439	295	132	76	209	65,132	74,268
61 to 90	21,790	19,262	4,286	1,525	200	117	93	119	170	47,562	49,273
91 to 180	47,815	39,855	12,762	4,253	629	315	263	169	507	106,568	104,052
181 to 365	61,638	40,242	13,947	5,443	813	528	349	287	539	123,786	119,497
Over 365 days	251,410	86,834	29,125	13,456	3,385	1,630	1,482	1,184	1,924	390,430	390,302
Overdue up to 14 days	1,199	1,788	581	217	103	43	69	72	60	4,132	4,130
Subtotal (b)	449,660	277,711	83,187	31,510	6,214	3,324	2,805	4,627	3,989	863,027	861,972
Subtotal 12/31/2022	449,567	277,998	79,357	29,482	9,326	4,355	3,076	2,233	6,578	861,972	
	12/31/2023										
Total Portfolio (a+b)	449,660	277,711	87,346	36,354	9,740	6,846	6,822	9,491	23,392	907,362	906,188
Allowance [2]	(2,161)	(2,423)	(3,036)	(3,351)	(2,429)	(3,422)	(4,775)	(9,454)	(23,392)	(55,380)	(56,590)
Current provision										(26,830)	(28,817)
Non-current provision										(28,550)	(27,773)
	12/31/2022										
Total Portfolio	449,567	277,998	83,345	34,004	13,122	8,492	7,436	7,272	24,952	906,188	
Allowance [2]	(2,017)	(2,456)	(2,326)	(3,397)	(3,935)	(4,245)	(5,204)	(7,271)	(24,952)	(56,590)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments and Financial Guarantees Provided.

In Overdue operations, the balance of non-accrual operations amounts to R$ 31,434 (R$ 32,201 at 12/31/2022).

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	12/31/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	820	1,128	550	516	242	190	2,238	5,684	5,467
01 to 30	-	-	46	62	30	27	13	10	122	310	288
31 to 60	-	-	44	59	28	25	12	9	114	291	283
61 to 90	-	-	42	54	25	23	11	8	99	262	249
91 to 180	-	-	117	149	70	64	30	23	278	731	684
181 to 365	-	-	195	252	117	106	52	40	449	1,211	1,138
Over 365 days	-	-	376	552	280	271	124	100	1,176	2,879	2,825
Overdue installments	-	-	253	346	408	578	617	966	4,362	7,530	9,171
01 to 14	-	-	3	31	14	12	5	4	55	124	119
15 to 30	-	-	244	43	19	24	17	8	73	428	483
31 to 60	-	-	6	266	45	182	53	19	148	719	879
61 to 90	-	-	-	4	325	39	229	42	174	813	1,005
91 to 180	-	-	-	2	5	321	313	893	615	2,149	2,903
181 to 365	-	-	-	-	-	-	-	-	3,268	3,268	3,758
Over 365 days	-	-	-	-	-	-	-	-	29	29	24
Subtotal (a)	-	-	1,073	1,474	958	1,094	859	1,156	6,600	13,214	14,638
Subtotal 12/31/2022	-	-	1,167	1,525	1,191	1,453	1,377	1,393	6,532	14,638	
	Non-overdue operations										
Falling due installments	36,585	89,263	10,863	2,939	602	610	443	323	906	142,534	130,619
01 to 30	3,029	32,560	3,559	262	75	105	73	44	134	39,841	36,467
31 to 60	2,050	14,050	1,719	200	48	58	42	26	72	18,265	17,941
61 to 90	1,802	9,500	1,221	162	37	44	31	19	50	12,866	10,929
91 to 180	4,676	15,627	2,186	427	84	98	68	45	110	23,321	21,160
181 to 365	7,762	9,860	1,457	603	106	101	72	55	131	20,147	17,927
Over 365 days	17,266	7,666	721	1,285	252	204	157	134	409	28,094	26,195
Overdue up to 14 days	170	432	80	25	8	9	10	4	11	749	756
Subtotal (b)	36,755	89,695	10,943	2,964	610	619	453	327	917	143,283	131,375
Subtotal 12/31/2022	34,703	82,344	8,733	1,680	1,325	745	544	421	880	131,375	
	12/31/2023										
Total Portfolio (a+b)	36,755	89,695	12,016	4,438	1,568	1,713	1,312	1,483	7,517	156,497	146,013
Allowance [2]	(183)	(897)	(865)	(445)	(474)	(881)	(930)	(1,487)	(7,517)	(13,679)	(14,552)
Current provision										(10,451)	(12,727)
Non-current provision										(3,228)	(1,825)
	12/31/2022										
Total Portfolio	34,703	82,344	9,900	3,205	2,516	2,198	1,921	1,814	7,412	146,013	
Allowance [2]	(173)	(823)	(776)	(322)	(757)	(1,119)	(1,357)	(1,813)	(7,412)	(14,552)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments.

In Overdue operations, the balance of non-accrual operations amounts to R$ 9,712 (R$ 11,076 at 12/31/2022).

III - By business sector

	12/31/2023	%	12/31/2022	%
Public Sector	**4,159**	**0.5%**	**3,618**	**0.4%**
Petrochemical and chemical	209	-	183	-
State and local governments	2,397	0.3%	1,802	0.2%
Sundry	1,553	0.2%	1,633	0.2%
Private sector	**903,203**	**99.5%**	**902,570**	**99.6%**
Companies	**401,208**	**44.2%**	**406,238**	**44.9%**
Sugar and alcohol	4,261	0.4%	3,085	0.3%
Agribusiness and fertilizers	22,978	2.5%	26,225	2.9%
Food and beverage	19,940	2.2%	22,167	2.4%
Banks and other financial institutions	14,081	1.6%	15,432	1.7%
Capital assets	8,222	0.9%	7,337	0.8%
Pulp and paper	4,215	0.5%	4,272	0.5%
Publishing and printing	2,387	0.3%	2,168	0.2%
Electronic and IT	8,317	0.9%	8,735	1.0%
Packaging	4,520	0.5%	4,584	0.5%
Energy and sewage	7,537	0.8%	8,196	0.9%
Education	3,557	0.4%	3,386	0.4%
Pharmaceuticals and cosmetics	11,478	1.3%	11,381	1.3%
Real estate agents	39,049	4.3%	33,856	3.7%
Entertainment and tourism	7,986	0.9%	7,756	0.9%
Wood and furniture	6,796	0.7%	7,349	0.8%
Construction materials	7,406	0.8%	7,591	0.8%
Steel and metallurgy	12,758	1.4%	11,491	1.3%
Media	875	0.1%	801	0.1%
Mining	4,830	0.6%	4,829	0.6%
Infrastructure work	8,943	0.9%	9,021	0.9%
Oil and gas (1)	9,727	1.1%	9,913	1.1%
Petrochemical and chemical	10,524	1.2%	12,015	1.3%
Health care	5,799	0.6%	5,706	0.6%
Insurance, reinsurance and pension plans	321	-	196	-
Telecommucations	2,773	0.3%	2,727	0.3%
Third sector	2,919	0.3%	3,931	0.4%
Tradings	3,872	0.4%	3,743	0.4%
Transportation	30,326	3.4%	32,324	3.6%
Domestic appliances	3,000	0.3%	3,451	0.4%
Vehicles and autoparts	22,107	2.5%	18,629	2.1%
Clothing and shoes	6,236	0.7%	6,411	0.7%
Commerce - sundry	30,372	3.3%	32,211	3.6%
Industry - sundry	5,737	0.6%	13,296	1.5%
Services - sundry	44,021	4.9%	44,059	4.9%
Sundry	23,338	2.6%	17,964	2.0%
Individuals	**501,995**	**55.3%**	**496,332**	**54.7%**
Credit cards	144,392	15.9%	144,255	15.9%
Mortgage loans	158,424	17.4%	153,275	16.9%
Consumer loans / checking account	165,749	18.3%	166,958	18.4%
Vehicles	33,430	3.7%	31,844	3.5%
Grand total	**907,362**	**100.0%**	**906,188**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING, the portfolio is mainly composed of Private sector, of which 84.5% is held by individuals (84.4% at 12/31/2022) and 15.5% by Companies (15.6% at 12/31/2022).

IV - Financial guarantees provided by type

Type of guarantee	12/31/2023 Portfolio	12/31/2023 Provision	12/31/2022 Portfolio	12/31/2022 Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	32,165	(436)	30,836	(207)
Sundry bank guarantees	52,702	(347)	39,820	(329)
Other financial guarantees provided	10,083	(94)	11,044	(181)
Restricted to the distribution of marketable securities by Public Offering	2,677	(3)	5,392	(9)
Restricted to bids, auctions, service provision or execution of works	2,766	(42)	2,018	(43)
Restricted to international trade of goods	1,078	(13)	1,169	(15)
Restricted to supply of goods	1,151	(2)	1,500	(3)
Total	**102,622**	**(937)**	**91,779**	**(787)**

b) Credit concentration

Loan, lease and other credit operations (1)	12/31/2023 Risk	12/31/2023 % of total	12/31/2022 Risk	12/31/2022 % of total
Largest debtor	5,378	0.5%	5,916	0.6%
10 largest debtors	34,637	3.4%	33,265	3.3%
20 largest debtors	54,100	5.4%	50,714	5.1%
50 largest debtors	87,440	8.7%	85,421	8.6%
100 largest debtors	121,686	12.0%	118,009	11.8%

1) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	12/31/2023	12/31/2022
Opening balance - 01/01	**(56,590)**	**(48,931)**
Net increase for the period	(36,155)	(31,233)
Minimum	(36,871)	(31,200)
Financial Guarantees Provided	(150)	31
Additional	866	(64)
Write-Off	36,823	22,502
Other	542	1,072
Closing balance	**(55,380)**	**(56,590)**
Minimum	(38,090)	(38,584)
Financial Guarantees Provided	(937)	(787)
Additional (1)	(16,353)	(17,219)

1) Includes Provision for Loan Commitments.

The provision for loan losses regarding the lease portfolio amounts to R$ (177) (R$ (177) at 12/31/2022).

At 12/31/2023, the balance of the provision regarding the loan portfolio is equivalent to 6.1% (6.2% at 12/31/2022).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	12/31/2023	12/31/2022
Opening balance - 01/01	**(14,552)**	-
Partial Spin-off of Banco Itaucard S.A.	-	(14,022)
Net increase for the period	(11,415)	(1,167)
Minimum	(11,713)	(1,243)
Additional	298	76
Write-Off	12,288	637
Closing balance	**(13,679)**	**(14,552)**
Minimum	(10,584)	(11,160)
Additional	(3,095)	(3,392)

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	12/31/2023			12/31/2022		
	Portfolio	Provision for Loan Losses	%	Portfolio	Provision for Loan Losses	%
Total renegotiated loans	39,022	(15,310)	39.2%	37,253	(13,663)	36.7%
(-) Renegotiated loans overdue up to 30 days [1]	(12,162)	3,681	30.3%	(14,177)	3,131	22.1%
Renegotiated loans overdue over 30 days [1]	26,860	(11,629)	43.3%	23,076	(10,532)	45.6%

1) Delays determined upon renegotiation.

The amount related to Renegotiated loans overdue up to 30 days of the Lease Portfolio are R$ 60 (R$ 73 at 12/31/2022).

In ITAÚ UNIBANCO HOLDING, the renegotiated loans balance totals R$ 6,271 (R$ 4,976 at 12/31/2022), and its respective provision for losses is R$ (2,917) (R$ (2,338) at 12/31/2022).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2023					12/31/2022	01/01 to 12/31/2023	01/01 to 12/31/2022
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	-	6,684	6,684	7,273	(142)	6
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	-	6,686	6,686	7,274	142	(7)
Net revenue from restricted operations							-	(1)

In the periods there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

	12/31/2023				12/31/2022			
Nature of operation	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	139	140	139	139	170	168	170	168
Working capital	502	502	502	502	602	602	602	602
Total	**641**	**642**	**641**	**641**	**772**	**770**	**772**	**770**

1) Under Other liabilities Sundry.

From 01/01 to 12/31/2023 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 219 (R$ 513 from 01/01 to 12/31/2022), net of the Provision for Loan Losses.

g) Government Programs for Granting Credit

Risk levels	12/31/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	-	-	-	-	-	-	4	1	10	15	734
Existing allowance (1)	-	-	-	-	-	-	-	-	(2)	(2)	(15)
National Support Program for Micro and Small Companies (PRONAMPE)	1	2,372	6,056	2,904	7	102	85	212	1	11,740	6,567
Existing allowance (2)	-	(12)	(61)	(87)	(1)	(31)	(42)	(148)	(1)	(383)	(164)
Emergency Program for Access to Credit (PEAC FGI)	3,688	5,438	1,958	512	186	138	179	74	48	12,221	10,820
Existing allowance (2)	-	(27)	(20)	(15)	(19)	(42)	(89)	(52)	(48)	(312)	(277)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.
2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

The accounting policy on deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending and subordinated debt is presented in Note 2b IV.

a) Summary

	12/31/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	347,885	78,984	53,949	470,534	951,352	871,438
Deposits received under securities repurchase agreements	352,451	1,181	4,200	31,479	389,311	320,517
Funds from acceptances and issuance of securities	5,799	39,333	54,993	201,510	301,635	256,495
Borrowing and onlending	9,658	48,567	27,398	14,165	99,788	115,441
Subordinated debt	1	835	-	45,841	46,677	54,540
Total	**715,794**	**168,900**	**140,540**	**763,529**	**1,788,763**	**1,618,431**
% per maturity date	40.0%	9.4%	7.9%	42.7%	100.0%	
Total - 12/31/2022	**672,576**	**159,927**	**124,704**	**661,224**	**1,618,431**	
% per maturity date	41.5%	9.9%	7.7%	40.9%	100.0%	

b) Deposits

	12/31/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**234,337**	**78,984**	**53,949**	**470,534**	**837,804**	**748,873**
Savings deposits	174,765	-	-	-	174,765	179,764
Interbank deposits	896	698	4,851	3	6,448	4,894
Time deposits	58,676	78,286	49,098	470,531	656,591	564,215
Non-interest bearing deposits	**113,548**	**-**	**-**	**-**	**113,548**	**122,565**
Demand deposits	105,634	-	-	-	105,634	117,587
Other deposits	7,914	-	-	-	7,914	4,978
Total	**347,885**	**78,984**	**53,949**	**470,534**	**951,352**	**871,438**
% per maturity date	36.6%	8.3%	5.7%	49.4%	100.0%	
Total – 12/31/2022	**360,548**	**75,395**	**62,860**	**372,635**	**871,438**	
% per maturity date	41.4%	8.7%	7.2%	42.7%	100.0%	

c) Deposits received under securities repurchase agreements

	12/31/2023					12/31/2022
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**178,693**	**75**	**-**	**7**	**178,775**	**100,488**
Government securities	147,585	71	-	-	147,656	76,335
Corporate securities	30,714	-	-	-	30,714	22,562
Own issue	1	-	-	7	8	7
Foreign	393	4	-	-	397	1,584
Third-party portfolio	**134,092**	**715**	**-**	**-**	**134,807**	**144,716**
Free portfolio	**39,666**	**391**	**4,200**	**31,472**	**75,729**	**75,313**
Total	**352,451**	**1,181**	**4,200**	**31,479**	**389,311**	**320,517**
% per maturity date	90.5%	0.3%	1.1%	8.1%	100.0%	
Total - 12/31/2022	**291,295**	**5,697**	**816**	**22,709**	**320,517**	
% per maturity date	90.9%	1.8%	0.3%	7.0%	100.0%	

d) Funds from acceptances and issuance of securities

	12/31/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**4,996**	**34,843**	**49,866**	**138,709**	**228,414**	**181,580**
Financial bills	30	11,683	26,348	43,136	81,197	66,605
Real estate credit bills	3,010	13,792	11,674	20,479	48,955	28,117
Rural credit bills	1,452	8,290	7,295	22,035	39,072	36,283
Guaranteed real estate bills	504	1,078	4,549	53,059	59,190	50,575
Foreign loans through securities	**737**	**4,204**	**4,504**	**53,554**	**62,999**	**70,594**
Brazil risk note programme	84	626	707	6,341	7,758	13,893
Structure note issued	142	1,714	1,482	5,071	8,409	7,244
Bonds	204	1,625	1,894	32,601	36,324	38,194
Fixed rate notes	305	-	-	6,505	6,810	7,282
Eurobonds	2	2	5	823	832	885
Mortgage notes	-	-	3	73	76	116
Other	-	237	413	2,140	2,790	2,980
Funding from structured operations certificates	**66**	**286**	**623**	**9,247**	**10,222**	**4,321**
Total	**5,799**	**39,333**	**54,993**	**201,510**	**301,635**	**256,495**
% per maturity date	2.0%	13.0%	18.2%	66.8%	100.0%	
Total - 12/31/2022	**12,436**	**23,085**	**34,933**	**186,041**	**256,495**	
% per maturity date	4.9%	9.0%	13.6%	72.5%	100.0%	

The fair value of Funding from structured operations certificates is R$ 11,448 (R$ 4,949 at 12/31/2022).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.47% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in the section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	12/31/2023	12/31/2022
Real estate loans	63,114	63,471
Government securities - Brazil	3,384	1,503
Total asset portfolio	**66,498**	**64,974**
Total adjusted asset portfolio	**66,498**	**64,974**
Liabilities for issue of LIGs	**59,190**	**50,575**
Remuneration of the Fiduciary Agent	**3**	**3**

II - Requirements of asset portfolio

	12/31/2023	12/31/2022
Breakdown	**94.9%**	**97.7%**
Sufficiency		
Notional amount	112.4%	128.9%
Present value under stress	113.2%	103.9%
Weighted average term		
Of the asset portfolio	141.6 months	146.6 months
Of outstanding LIGs	38.9 months	43.0 months
Liquidity		
Net assets	5,224	1,789

e) Borrowing and onlending

	12/31/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**9,315**	**46,554**	**25,282**	**5,550**	**86,701**	**103,585**
In Brazil	3,902	-	-	-	3,902	20,231
Foreign [(1)]	5,413	46,554	25,282	5,550	82,799	83,354
Onlending - In Brazil – Official Institutions	**343**	**2,013**	**2,116**	**8,615**	**13,087**	**11,856**
BNDES	57	413	513	2,881	3,864	4,098
FINAME	273	1,500	1,444	5,302	8,519	7,026
Other	13	100	159	432	704	732
Total	**9,658**	**48,567**	**27,398**	**14,165**	**99,788**	**115,441**
% per maturity date	9.7%	48.7%	27.5%	14.1%	100.0%	
Total - 12/31/2022	**8,297**	**45,899**	**26,095**	**35,150**	**115,441**	
% per maturity date	7.2%	39.8%	22.6%	30.4%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

		12/31/2023					12/31/2022
	Note	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills		-	-	-	20,256	20,256	16,306
Euronotes		-	-	-	19,262	19,262	30,503
(-) Transaction costs incurred	2b IV	-	-	-	-	-	(1)
Bonds		1	835	-	6,323	7,159	7,732
Total		**1**	**835**	**-**	**45,841**	**46,677**	**54,540**
% per maturity date		-	1.8%	-	98.2%	**100.0%**	
Total - 12/31/2022		**-**	**9,851**	**-**	**44,689**	**54,540**	
% per maturity date		-	18.1%	-	81.9%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated euronotes in the amount of R$ 0 (R$ 9,822 at 12/31/2022) with maturity from 31 to 180 days and R$ 19,315 (R$ 20,801 at 12/31/2022) with maturity over 365 days, totaling R$ 19,315 (R$ 30,623 at 12/31/2022) and Subordinated financial bills in the amount of R$ 20,256 (R$ 16,306 at 12/31/2022) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2023	12/31/2022
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	2,237	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,052	1,047
	50	2019	2028	CDI + 0.72%	71	62
	2,281	2019	2029	CDI + 0.75%	3,227	2,834
	450	2020	2029	CDI + 1.85%	633	550
	106	2020	2030	IPCA + 4.64%	151	138
	1,556	2020	2030	CDI + 2%	2,199	1,907
	5,488	2021	2031	CDI + 2%	7,469	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,029	1,041
	1,161	2023	2034	102% of CDI	1,141	-
	108	2023	2034	CDI + 0.2%	107	-
	122	2023	2034	10.63%	121	-
	700	2023	Perpetual	CDI + 1.9%	713	-
	107	2023	2034	IPCA + 5.48%	106	-
				Total	**20,256**	**16,306**
Subordinated euronotes - USD						
	1,870	2012	2023	5.13%	-	9,735
	1,250	2017	Perpetual	7.72%	6,042	6,516
	750	2018	Perpetual	6.50%	3,709	3,985
	750	2019	2029	4.50%	3,640	3,932
	700	2020	Perpetual	4.63%	3,441	3,708
	501	2021	2031	3.88%	2,430	2,623
	200	2022	Perpetual	6.80%	-	3
				Total	**19,262**	**30,502**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,366	1,476
	97,962	2009	2035	4.75%	1,060	1,133
	1,060,250	2010	2032	4.35%	105	112
	1,060,250	2010	2035	3.90% to 3.96%	242	257
	1,060,250	2010	2036	4.48%	1,152	1,225
	1,060,250	2010	2038	3.93%	839	892
	1,060,250	2010	2040	4.15% to 4.29%	647	687
	1,060,250	2010	2042	4.45%	315	335
	57,168	2014	2034	3.80%	412	438
				Total	**6,138**	**6,555**
Subordinated bonds - COP						
	104,000	2013	2023	IPC + 2%	-	115
	146,000	2013	2028	IPC + 2%	186	161
	780,392	2014	2024	LIB	835	901
				Total	**1,021**	**1,177**
Total					**46,677**	**54,540**

Note 8 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2b XVI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) –** this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

II - Premium Bonds:

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

- **Provision for administrative expenses (PDA) -** recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Unearned premiums (PPNG)	4,054	3,615	11	12	-	-	4,065	3,627
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	16	30	265,177	228,786	-	-	265,193	228,816
Redemptions and other unsettled amounts (PVR)	5	23	630	394	-	-	635	417
Financial surplus (PEF)	-	-	729	729	-	-	729	729
Unsettled claims (PSL)	475	503	85	74	-	-	560	577
Claims / events incurred but not reported (IBNR)	410	345	26	26	-	-	436	371
Administrative (PDA) and related expenses (PDR)	29	32	53	49	-	-	82	81
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,146	3,307	3,146	3,307
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	8	10	8	10
Other provisions	140	135	-	-	-	-	140	135
Total technical provisions (a)	**5,129**	**4,683**	**266,711**	**230,070**	**3,154**	**3,317**	**274,994**	**238,070**
Current	**3,838**	**3,588**	**805**	**555**	**3,154**	**3,317**	**7,797**	**7,460**
Non-current	**1,291**	**1,095**	**265,906**	**229,515**	-	-	**267,197**	**230,610**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Interbank investments	**285**	**349**	**1,142**	**1,007**	**750**	**625**	**2,177**	**1,981**
Securities and derivative financial instruments	**3,288**	**2,597**	**266,521**	**229,739**	**2,543**	**2,836**	**272,352**	**235,172**
PGBL / VGBL fund quotas [(1)]	-	-	253,286	216,467	-	-	253,286	216,467
Other government securities and corporate securities	3,288	2,597	13,235	13,272	2,543	2,836	19,066	18,705
Receivables from insurance and reinsurance operations [(2)]	**1,743**	**1,895**	**85**	-	-	-	**1,828**	**1,895**
Credit rights	1,387	1,625	-	-	-	-	1,387	1,625
Other credits	356	270	85	-	-	-	441	270
Total Guarantee Assets (b)	**5,316**	**4,841**	**267,748**	**230,746**	**3,293**	**3,461**	**276,357**	**239,048**
Total Excess Coverage (b-a)	**187**	**158**	**1,037**	**676**	**139**	**144**	**1,363**	**978**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2b XVII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		12/31/2023				12/31/2022
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		3,231	8,186	1,844	13,261	13,094
(-) Provisions guaranteed by indemnity clause	2b X	(207)	(952)	-	(1,159)	(1,104)
Subtotal		3,024	7,234	1,844	12,102	11,990
Adjustment / Interest		129	288	-	417	660
Changes in the period reflected in income		1,340	2,373	332	4,045	3,711
Increase [1]		1,913	2,729	363	5,005	4,535
Reversal		(573)	(356)	(31)	(960)	(824)
Payment		(1,495)	(3,036)	(35)	(4,566)	(4,259)
Subtotal		2,998	6,859	2,141	11,998	12,102
(+) Provisions guaranteed by indemnity clause	2b X	205	962	-	1,167	1,159
Closing balance		3,203	7,821	2,141	13,165	13,261
Current		1,499	2,922	2,141	6,562	4,711
Non-current		1,704	4,899	-	6,603	8,550
Closing balance at 12/31/2022		3,231	8,186	1,844	13,261	

1) Includes, in the labor provision, the effects of the Voluntary Severance Program at 12/31/2022 (Note 22d).

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

		12/31/2023			12/31/2022
	Note	Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		2,895	3,319	6,214	6,498
(-) Provisions guaranteed by indemnity clause	2b X	-	(75)	(75)	(71)
Subtotal		2,895	3,244	6,139	6,427
Adjustment / Interest		141	241	382	628
Changes in the period reflected in income		(94)	467	373	(829)
Increase		85	637	722	156
Reversal		(179)	(170)	(349)	(985)
Payment		(308)	(86)	(394)	(86)
Subtotal		2,634	3,866	6,500	6,140
(+) Provisions guaranteed by indemnity clause	2b X	-	79	79	74
Closing balance		2,634	3,945	6,579	6,214
Current		-	-	-	4
Non-current		2,634	3,945	6,579	6,210
Closing balance at 12/31/2022		2,895	3,319	6,214	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,974: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,289.

- PIS and COFINS – Calculation Basis – R$ 706: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 692.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,569 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 870 (R$ 637 at 12/31/2022).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 45,080 (R$ 40,958 at 12/31/2022), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 9,444: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 7,386: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,795: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,911: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,689: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,524: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,252: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,166: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 943 (R$ 899 at 12/31/2022) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

		12/31/2023				12/31/2022
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	10a	1,900	2,074	9,303	13,277	13,001
Investment fund quotas		448	107	19	574	615
Surety		67	56	5,560	5,683	5,262
Insurance bond		1,836	1,552	17,623	21,011	19,256
Guarantee by government securities		-	-	325	325	292
Total		**4,251**	**3,789**	**32,830**	**40,870**	**38,426**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	12/31/2023	12/31/2022
Foreign exchange portfolio	10b	126,945	115,651
Trading and intermediation of securities		19,494	18,505
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,277	13,001
Operations without credit granting characteristics, net of provisions		10,325	7,951
Income receivable		3,442	3,331
Sundry domestic		5,941	4,972
Receivables from insurance and reinsurance operations		2,137	1,933
Sundry foreign		771	965
Net amount receivables from reimbursement of provisions	9c	943	899
Assets of post-employment benefit plans	19e	343	411
Other		2,061	1,991
Total		**185,679**	**169,610**
Current		**163,615**	**150,127**
Non-current		**22,064**	**19,483**

b) Foreign exchange portfolio

	Note	12/31/2023	12/31/2022
Assets - other receivables	**10a**	**126,945**	**115,651**
Exchange purchase pending settlement – foreign currency		68,796	60,978
Bills of exchange and term documents – foreign currency		2	21
Exchange sale rights – local currency		59,076	55,582
(Advances received) – local currency		(929)	(930)
Liabilities – other liabilities	**2a, 10d**	**129,303**	**118,231**
Exchange sales pending settlement – foreign currency		60,244	57,095
Liabilities from purchase of foreign currency – local currency		68,936	60,903
Other		123	233
Offsetting accounts		**3,914**	**3,504**
Outstanding import credits – foreign currency		1,997	1,984
Confirmed export credits – foreign currency		1,917	1,520

c) Prepaid expenses

	12/31/2023	12/31/2022
Publicity and advertising	1,272	1,064
Commissions related to software maintenance	1,000	777
Commissions	417	260
Related to insurance and pension plan	20	20
Related to vehicle financing	9	9
Other	388	231
Credit Card Operating Expenses	893	474
Legal Protection Insurance	165	171
Municipal Tax	10	5
Other	1,347	1,123
Total	**5,104**	**3,874**
Current	**4,115**	**3,109**
Non-current	**989**	**765**

d) Other liabilities - Sundry

	Note	12/31/2023	12/31/2022
Foreign exchange portfolio	10b	129,303	118,231
Payment transactions		71,403	57,688
Trading and intermediation of securities		19,336	21,136
Charging and collection of taxes and similar		520	478
Social and statutory		10,675	10,375
Transactions related to credit assignments	6f	641	772
Provisions for sundry payments		2,788	2,745
Sundry foreign		3,516	4,430
Sundry domestic		4,283	5,373
Personnel provision		2,386	2,403
Funds to be released		1,699	3,547
Obligations on official agreements and rendering of payment services		2,035	1,725
Liabilities from post-employment benefit plans	19e	2,772	2,320
Income receivable		1,339	2,543
Other		1,956	1,376
Total		**254,652**	**235,142**
Current		**242,391**	**225,379**
Non-current		**12,261**	**9,763**

e) Commissions and Banking Fees

The accounting policy on commissions and banking fees is presented in Note 2b XX.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 12/31/2023	01/01 to 12/31/2022
Credit and debit cards	21,203	19,652
Current account services	6,877	7,528
Asset management	7,910	7,940
Funds	6,596	7,022
Consortia	1,314	918
Credit operations and Financial guarantees provided	2,797	2,857
Credit operations	1,353	1,503
Financial guarantees provided	1,444	1,354
Collection services	2,031	1,971
Advisory services and Brokerage	3,600	3,354
Custody services	602	617
Other	3,115	2,712
Total	**48,135**	**46,631**

f) Personnel expenses

	01/01 to 12/31/2023	01/01 to 12/31/2022
Compensation, Payroll charges, Welfare benefits, Dismissals and Training [1]	(22,436)	(21,576)
Employees' profit sharing and Share-based payment	(6,689)	(6,455)
Total	**(29,125)**	**(28,031)**

1) At 12/31/2022, includes the effects of the Voluntary Severance Program (Note 22d).

g) Other administrative expenses

	01/01 to 12/31/2023	01/01 to 12/31/2022
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(7,963)	(7,969)
Data processing and telecommunications	(5,048)	(4,371)
Installations and Materials	(3,496)	(3,492)
Depreciation and amortization	(4,892)	(4,074)
Advertising, promotions and publicity	(1,996)	(2,003)
Other	(1,477)	(1,468)
Total	**(24,872)**	**(23,377)**

h) Other operating expenses

	01/01 to 12/31/2023	01/01 to 12/31/2022
Selling - credit cards	(5,803)	(5,825)
Selling of non-financial products	(3,273)	(2,082)
Operations without no credit granting characteristics, net of provision	(1,199)	528
Amortization of goodwill	(307)	(232)
Claims losses	(691)	(809)
Refund of interbank costs	(449)	(389)
Impairment	(338)	(16)
Other	(1,761)	(1,961)
Total	**(13,821)**	**(10,786)**

Note 11 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2b XVIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [1]	0.65%
Additional income tax	10.00%	COFINS [1]	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income

Due on operations for the period	01/01 to 12/31/2023	01/01 to 12/31/2022
Income before income tax and social contribution	**41,324**	**37,163**
Charges (income tax and social contribution) at the rates in effect [(1)]	(18,597)	(16,872)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	1,126	764
Foreign exchange variation on investments abroad	2	(52)
Interest on capital	5,419	4,449
Other non-deductible expenses net of non taxable income [(2)]	2,091	5,066
Income tax and social contribution expenses	**(9,959)**	**(6,645)**
Related to temporary differences		
Increase / (reversal) for the period	2,949	(28)
(Expenses) / Income related to deferred taxes	**2,949**	**(28)**
Total income tax and social contribution expenses	**(7,010)**	**(6,673)**

1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December.
2) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 12/31/2023	01/01 to 12/31/2022
PIS and COFINS	(7,369)	(7,021)
ISS	(1,636)	(1,576)
Other	(943)	(853)
Total	**(9,948)**	**(9,450)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (1,730) (R$ (539) from 01/01 to 12/31/2022) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law No. 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	12/31/2023	12/31/2022	12/31/2022	Realization / Reversal	Increase	12/31/2023
Reflected in income			**57,716**	**(17,727)**	**20,401**	**60,390**
Provision for loan losses	95,508	85,079	37,902	(9,142)	12,514	41,274
Related to tax losses and social contribution loss carryforwards			2,210	(543)	330	1,997
Provision for profit sharing	6,578	6,365	2,635	(2,635)	2,794	2,794
Provision for devaluation of securities with permanent impairment	2,731	2,077	935	(817)	1,110	1,228
Adjustments to fair value of Trading securities and Derivative financial instruments	123	529	252	(252)	61	61
Adjustments of operations carried out on the futures settlement market	-	444	200	(200)	-	-
Goodwill on purchase of investments	237	287	109	(18)	-	91
Provisions	13,453	13,167	5,734	(2,224)	2,359	5,869
Civil lawsuits	2,998	3,024	1,230	(781)	778	1,227
Labor claims	6,510	6,824	3,010	(1,328)	1,185	2,867
Tax and social security obligations	3,945	3,319	1,494	(115)	396	1,775
Legal obligations	720	1,110	464	(207)	22	279
Provision related to health insurance operations	955	961	384	(2)	-	382
Other non-deductible provisions	16,053	15,465	6,891	(1,687)	1,211	6,415
Reflected in stockholders' equity			**2,748**	**(868)**	**1,239**	**3,119**
Adjustments to fair value of available for sale securities	4,328	3,990	1,803	(608)	980	2,175
Cash flow hedge	240	760	380	(260)	-	120
Post-employment benefits	1,830	1,255	565	-	259	824
Total (1)	**142,756**	**131,489**	**60,464**	**(18,595)**	**21,640**	**63,509**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

1) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 13,946 (R$ 12,025 at 12/31/2022) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,278 (R$ 1,268 at 12/31/2022), Provision for loan losses of R$ 11,260 (R$ 9,233 at 12/31/2022), Administrative provisions of R$ 107 (R$ 77 at 12/31/2022), Provisions for legal, tax and social security obligations of R$ 397 (R$ 397 at 12/31/2022), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 106 (R$ 79 at 12/31/2022), and Provision for reward program of R$ 180 (R$ 440 at 12/31/2022).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2022	Realization / Reversal	Increase	12/31/2023
Reflected in income	**5,050**	**(2,276)**	**2,433**	**5,207**
Depreciation in excess – finance lease	141	(11)	-	130
Adjustment of deposits in guarantee and provisions	1,439	(92)	234	1,581
Post-employment benefits	17	(17)	15	15
Adjustments to fair value of trading securities and derivative financial instruments	1,527	(1,527)	1,594	1,594
Adjustments of operations carried out on the future settlement market	47	(47)	450	450
Other	1,879	(582)	140	1,437
Reflected in stockholders' equity	**149**	**(14)**	**925**	**1,060**
Adjustments to fair value of available for sale securities	144	(14)	922	1,052
Post-employment benefits	5	-	3	8
Total (1)	**5,199**	**(2,290)**	**3,358**	**6,267**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 632 (R$ 806 at 12/31/2022) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 360 (R$ 430 at 12/31/2022), Adjustments to fair value of available for sale securities of R$ 17 (R$ 23 at 12/31/2022), Depreciation in excess - finance lease of R$ 128 (R$ 139 at 12/31/2022), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 107 (R$ 198 at 12/31/2022).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2024	19,366	31.5%	699	35.0%	20,065	31.6%	-	-	(644)	10.3%	19,421	33.9%
2025	9,083	14.8%	158	7.9%	9,241	14.6%	-	-	(239)	3.8%	9,002	15.7%
2026	9,668	15.7%	22	1.1%	9,690	15.3%	-	-	(155)	2.5%	9,535	16.6%
2027	9,788	15.9%	25	1.3%	9,813	15.5%	-	-	(172)	2.7%	9,641	16.8%
2028	3,970	6.5%	652	32.6%	4,622	7.3%	-	-	(318)	5.1%	4,304	7.5%
After 2028	9,637	15.6%	441	22.1%	10,078	15.7%	65	100.0%	(4,739)	75.6%	5,404	9.5%
Total	**61,512**	**100.0%**	**1,997**	**100.0%**	**63,509**	**100.0%**	**65**	**100.0%**	**(6,267)**	**100.0%**	**57,307**	**100.0%**
Present Value [1]	**53,780**		**1,732**		**55,512**		**49**		**(4,748)**		**50,813**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2023, deferred tax assets not accounted for correspond to R$ 273 (R$ 642 at 12/31/2022) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	12/31/2023	12/31/2022
Taxes and contributions on income payable		6,153	4,700
Other taxes and contributions payable		4,054	3,062
Legal obligations	9b II	2,634	2,895
Total		**12,841**	**10,657**
Current		**9,841**	**7,550**
Non-current		**3,000**	**3,107**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 1,220 (R$ 1,187 at 12/31/2022) and are represented by Legal obligations of R$ 962 (R$ 926 at 12/31/2022) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 258 (R$ 261 at 12/31/2022).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A.	Book value 12/31/2022						Changes from 01/01 to 12/31/2023										
	Book value								Equity in earnings of subsidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria (1)	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued (2)	Net Income / (Loss)	Adjustments to investor criteria (1)	Unrealized results and other	Total	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 12/31/2023	Equity in earnings of subsidiaries from 01/01 to 12/31/2022
Subsidiaries																	
In Brazil	**155,547**	**(831)**	**875**	**(51)**	**-**	**155,540**	**-**	**(18,897)**	**33,021**	**378**	**(314)**	**33,085**	**(2,918)**	**2,191**	**485**	**169,486**	**38,028**
Itaú Unibanco S.A.	129,583	(815)	798	(48)	-	129,518	-	(15,264)	28,673	286	(316)	28,643	(2,906)	2,032	-	142,024	27,621
Redecard Instituição de Pagamento S.A.	8,749	-	-	(3)	-	8,746	-	(8)	774	1	-	775	-	(31)	-	9,482	71
Banco Itaucard S.A.	6,580	1	6	-	-	6,587	-	(1,761)	297	-	-	297	-	-	-	5,133	22
Banco Itaú BBA S.A.	3,023	(14)	61	-	-	3,070	-	(957)	1,321	25	-	1,346	(12)	40	-	3,487	1,271
Itaú Corretora de Valores S.A.	2,461	-	10	-	-	2,471	-	(201)	447	1	1	449	-	(2)	500	3,217	460
Itauseg Participações S.A.	2,304	-	-	-	-	2,304	-	(7)	781	-	-	781	-	139	-	3,217	64
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,067	(3)	-	-	-	1,064	-	(1)	76	-	-	76	(1)	(1)	(17)	1,120	87
Other Participation	1,780	-	-	-	-	1,780	-	(708)	652	65	1	718	-	14	2	1,806	442
Foreign	**7,693**	**1,173**	**-**	**8**	**147**	**9,021**	**(45)**	**(1,309)**	**1,872**	**-**	**(8)**	**1,864**	**(566)**	**133**	**3**	**9,101**	**925**
Banco Itaú Chile	4,198	577	-	10	147	4,932	(45)	(218)	444	-	(9)	435	(307)	97	-	4,894	534
Banco Itaú Uruguay S.A.	2,779	314	-	3	-	3,096	-	(891)	1,206	-	-	1,206	(180)	34	-	3,265	242
Other Participation	716	282	-	(5)	-	993	-	(200)	222	-	1	223	(79)	2	3	942	149
Total	**163,240**	**342**	**875**	**(43)**	**147**	**164,561**	**(45)**	**(20,206)**	**34,893**	**378**	**(322)**	**34,949**	**(3,484)**	**2,324**	**488**	**178,587**	**38,953**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, mergers, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 12/31/2023	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	69,784	142,045	28,673	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	48,943	3,996	348,555,621	-	-	19.37%	19.37%
Banco Itaucard S.A.	3,850	5,133	297	259,874,690,863	1,396,607,666	-	100.00%	100.00%
Banco Itaú BBA S.A.	1,326	3,487	1,321	4,474,436	4,474,436	-	100.00%	100.00%
Itaú Corretora de Valores S.A.	1,550	3,217	447	32,802,585	970,966	-	100.00%	100.00%
Itauseg Participações S.A.	7,000	12,176	2,967	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	639	1,121	76	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	14,784	18,224	1,689	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	554	3,261	1,206	4,465,133,964	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 7 (R$ (125) from 01/01 to 12/31/2022) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subisidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (2,186) (R$ (3,087) from 01/01 to 12/31/2022).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	12/31/2023			12/31/2022			01/01 to 12/31/2023		01/01 to 12/31/2022	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	2,008,271	14,648	153,723	1,795,934	14,275	142,493	1,401	29,736	(2,268)	25,137
Redecard Instituição de Pagamento S.A.	127,263	85	65,904	113,895	83	54,780	2	3,998	2	3,350
Banco Itaucard S.A.	15,882	-	2,832	12,760	-	1,104	-	297	213	212
Banco Itaú BBA S.A.	4,836	67	739	4,007	62	336	72	1,393	(79)	1,185
Itaú Corretora de Valores S.A.	8,459	11	4,828	7,223	15	4,252	-	447	-	458
Itauseg Participações S.A.	12,468	1	26	10,210	-	24	127	2,830	(319)	2,194
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,288	71	12	1,208	68	3	5	81	(4)	82
Foreign										
Banco Itaú Chile	186,971	12	12,081	206,661	26	14,039	1,322	3,011	(1,467)	570
Banco Itaú Uruguay S.A.	35,804	-	2,891	37,368	-	2,506	34	1,240	(13)	226

Note 13 - Fixed assets

The accounting policies on fixed assetss and impairment of non-financial assets are presented in Notes 2b XIII, 2b XV.

Fixed Assets	12/31/2023					12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**9,031**	**(3,718)**	**(198)**	**5,115**	**2,610**
Land		1,984	-	-	1,984	845
Buildings and Improvements	4% to 10%	7,047	(3,718)	(198)	3,131	1,765
Other fixed assets		**15,296**	**(11,320)**	**(68)**	**3,908**	**4,453**
Installations and Furniture and equipament	10% to 20%	3,347	(2,529)	(17)	801	822
Data processing systems	20% to 50%	9,282	(7,480)	(51)	1,751	2,004
Other [1]	10% to 20%	2,667	(1,311)	-	1,356	1,627
Total		**24,327**	**(15,038)**	**(266)**	**9,023**	**7,063**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable until 2024.

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assetss and impairment of non-financial assets are presented in Notes 2b XIV, 2b XV.

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2022	**12,157**	**2,355**	**4,932**	**16,088**	**7,617**	**43,149**
Acquisitions	603	-	452	3,634	687	**5,376**
Termination / disposals	-	(246)	(100)	(43)	(599)	**(988)**
Exchange variation	(801)	134	(56)	(95)	(120)	**(938)**
Other	-	(16)	2	(7)	-	**(21)**
Balance at 12/31/2023	**11,959**	**2,227**	**5,230**	**19,577**	**7,585**	**46,578**
Amortization						
Balance at 12/31/2022	**(8,522)**	**(1,349)**	**(3,371)**	**(6,133)**	**(3,166)**	**(22,541)**
Amortization expenses	(754)	(87)	(416)	(2,295)	(1,276)	**(4,828)**
Termination / disposals	-	227	58	-	569	**854**
Exchange variation	533	(49)	18	56	107	**665**
Other	19	16	1	(50)	-	**(14)**
Balance at 12/31/2023	**(8,724)**	**(1,242)**	**(3,710)**	**(8,422)**	**(3,766)**	**(25,864)**
Impairment						
Balance at 12/31/2022	**(1,332)**	**(559)**	**(171)**	**(824)**	**-**	**(2,886)**
Increase	-	-	(3)	(265)	-	**(268)**
Exchange variation	135	(89)	-	-	-	**46**
Balance at 12/31/2023	**(1,197)**	**(648)**	**(174)**	**(1,089)**	**-**	**(3,108)**
Book value						
Balance at 12/31/2023	**2,038**	**337**	**1,346**	**10,066**	**3,819**	**17,606**
Balance at 12/31/2022	**2,303**	**447**	**1,390**	**9,131**	**4,451**	**17,722**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,249) (R$ (1,202) from 01/01 to 12/31/2022), is disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 1,218 (R$ 1,932 at 12/31/2022).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2023			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	**12/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Treasury shares (1)	**12/31/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result of delivery of treasure shares		-	(28,832,017)	(28,832,017)	749
Treasury shares (1)	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Number of total shares at the end of the period (2)	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	
Number of total shares at the end of the period (2)	**12/31/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 12/31/2023:

	12/31/2023	
Cost / Market value	**Common**	**Preferred**
Minimum	-	25.52
Weighted Average	-	26.49
Maximum	-	27.13
Treasury Shares		
Average cost	-	25.98
Market value on the last day of the base date	28.84	33.97

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	12/31/2023
Statutory individual net income	33,389
Adjustments:	
(-) Legal reserve - 5%	(1,669)
Dividend calculation basis	**31,720**
Minimum mandatory dividend - 25%	7,930
Dividends and Interest on Capital Paid / Accrued / Indentified	**21,468**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**7,079**	**(1,061)**	**6,018**
Interest on capital - 11 monthly installment paid from February to December 2023	0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/25/2023	0.2227	2,567	(385)	2,182
Interest on capital - paid on 08/25/2023	0.2264	2,610	(391)	2,219
Accrued (Recorded in Other Liabilities – Social and Statutory)		**5,236**	**(786)**	**4,450**
Interest on capital - 1 monthly installment paid on 01/02/2024	0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024	0.2289	2,639	(396)	2,243
Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024	0.2102	2,424	(364)	2,060
Identified in Revenue reserves in Stockholders' Equity		**11,000**	**-**	**11,000**
Dividends	1.1251	11,000	-	11,000
Total - 01/01 to 12/31/2023		**23,315**	**(1,847)**	**21,468**
Total - 01/01 to 12/31/2022		**9,844**	**(1,476)**	**8,368**

c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING

	12/31/2023	12/31/2022
Capital reserves	**2,617**	**2,477**
Premium on subscription of shares	284	284
Share-based payment	2,332	2,192
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves (1)	**93,729**	**75,103**
Legal (2)	16,740	15,071
Statutory (3)	65,989	60,032
Special revenue (4)	11,000	-

1) Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.
4) Refers to Dividends declared after 12/31/2023.

d) Reconciliation of net income and stockholders' equity (Note 2b I)

	Net income		Stockholders' equity	
	01/01 to 12/31/2023	01/01 to 12/31/2022	12/31/2023	12/31/2022
ITAÚ UNIBANCO HOLDING	**33,389**	**29,695**	**182,505**	**162,100**
Amortization of goodwill	(3)	5	6	8
Hedge in foreign operations	(595)	(1,554)	(1,950)	(1,389)
Other	577	1,268	227	206
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**33,368**	**29,414**	**180,788**	**160,925**

e) Non-controlling interests

	Stockholders' equity		Income	
	12/31/2023	12/31/2022	01/01 to 12/31/2023	01/01 to 12/31/2022
Banco Itaú Chile	5,937	6,291	(525)	(798)
Itaú Colombia S.A.	18	15	-	(1)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	830	752	(140)	(63)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	379	446	68	112
Other	983	1,306	(74)	(71)
Total	**8,147**	**8,810**	**(671)**	**(821)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2023	01/01 to 12/31/2022
Partner Plan	(264)	(180)
Share-based plan	(473)	(418)
Total	**(737)**	**(598)**

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 12/31/2023	01/01 to 12/31/2022
	Quantity	Quantity
Opening balance	**48,253,812**	**36,943,996**
New	24,920,268	21,395,758
Delivered	(9,533,753)	(9,226,877)
Cancelled	(1,214,899)	(859,065)
Closing balance	**62,425,428**	**48,253,812**
Weighted average of remaining contractual life (years)	**2.36**	**2.21**
Market value weighted average (R$)	**21.88**	**22.22**

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date

Change in share-based variable compensation

	01/01 to 12/31/2023	01/01 to 12/31/2022
	Quantity	Quantity
Opening balance	**44,230,077**	**36,814,248**
New	21,725,220	22,524,857
Delivered	(22,097,907)	(14,263,138)
Cancelled	(362,756)	(845,890)
Closing balance	**43,494,634**	**44,230,077**
Weighted average of remaining contractual life (years)	**0.89**	**0.93**
Market value weighted average (R$)	**25.76**	**24.83**

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2b I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

- Associates and joint ventures: of which stand out: Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

- Other related parties:

  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	12/31/2023				12/31/2022
	Parent companies	Associates and joint ventures	Other related parties	Total	Total
Assets					
Interbank investments	-	321	-	321	4,511
Loan operations	-	355	324	679	777
Securities and derivative financial instruments (assets and liabilities)	1,307	317	3,096	4,720	6,331
Other receivables and other assets	1	357	39	397	177
Total assets	**1,308**	**1,350**	**3,459**	**6,117**	**11,796**
Liabilities					
Deposits	-	(92)	(1,306)	(1,398)	(2,553)
Deposits received under securities repurchase agreements	-	(119)	(75)	(194)	(19)
Funds from acceptances and issuance of securities	-	-	(82)	(82)	(49)
Other liabilities	(8)	(9)	(1,072)	(1,089)	(285)
Total liabilities	**(8)**	**(220)**	**(2,535)**	**(2,763)**	**(2,906)**
	01/01 to 12/31/2023				01/01 to 12/31/2022
Statement of Income					
Income related to financial operations	173	48	629	850	1,186
Expenses related to financial operations	-	(20)	(298)	(318)	(194)
Other operating revenues / (expenses)	14	(81)	(196)	(263)	(145)
Income	**187**	**(53)**	**135**	**269**	**847**

ITAÚ UNIBANCO HOLDING	12/31/2023					12/31/2022
	Parent companies	Subsidiaries (1)	Associates and joint ventures	Other related parties	Total	Total
Assets						
Interbank investments	-	48,753	-	-	48,753	54,420
Loan operations	-	12	1	1	14	-
Securities and derivative financial instruments (assets and liabilities)	-	3,249	-	2	3,251	1,066
Other assets	-	184	-	-	184	114
Total assets	**-**	**52,198**	**1**	**3**	**52,202**	**55,600**
Liabilities						
Deposits	-	(82,553)	-	-	(82,553)	(75,917)
Funds from acceptances and issuance of securities	-	(124)	-	-	(124)	(377)
Interbank and Interbranch accounts (assets and liabilities)	-	(3,123)	-	-	(3,123)	(3,241)
Other liabilities	-	(27,977)	-	-	(27,977)	(23,517)
Total liabilities	**-**	**(113,777)**	**-**	**-**	**(113,777)**	**(103,052)**
	01/01 to 12/31/2023					01/01 to 12/31/2022
Statement of Income						
Income related to financial operations	-	5,165	-	-	5,165	3,677
Expenses related to financial operations	-	(9,648)	-	-	(9,648)	(863)
Other operating revenues / (expenses)	-	(144)	-	-	(144)	(67)
Income	**-**	**(4,627)**	**-**	**-**	**(4,627)**	**2,747**

1) Companies related in Note 2b I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 185, Liabilities of R$ (7,099) and Result of R$ (62) (R$ 162, R$ (6,427) at 12/31/2022 and R$ 16 from 01/01 to 12/31/2022, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (3,242) (R$ (278) from 01/01 to 12/31/2022) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 12/31/2023	01/01 to 12/31/2022
Fees	(686)	(603)
Profit sharing	(275)	(255)
Post-employment benefits	(6)	(5)
Share-based payment plan	(179)	(142)
Total	**(1,146)**	**(1,005)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2b VIII.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	12/31/2023				12/31/2022			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**202,403**	**283,006**	**66**	**485,475**	**126,353**	**242,077**	**11**	**368,441**
Government securities - Brazil	**187,425**	**7,864**	**-**	**195,289**	**110,204**	**5,896**	**-**	**116,100**
Financial treasury bills	12,244	-	-	12,244	9,624	-	-	9,624
National treasury bills	79,221	-	-	79,221	29,130	-	-	29,130
National treasury notes	93,097	7,864	-	100,961	70,742	5,896	-	76,638
Brazilian external debt bonds	2,863	-	-	2,863	708	-	-	708
Government securities - Latin America	**2,920**	**-**	**-**	**2,920**	**3,517**	**-**	**-**	**3,517**
Government securities - Abroad	**1,052**	**-**	**-**	**1,052**	**1,145**	**-**	**-**	**1,145**
Corporate securities	**11,006**	**21,856**	**66**	**32,928**	**11,487**	**19,714**	**11**	**31,212**
Shares	3,878	-	-	3,878	4,167	16	-	4,183
Rural product note	-	146	-	146	-	-	-	-
Bank deposit certificates	-	30	-	30	-	204	-	204
Real estate receivables certificates	135	1,114	1	1,250	-	669	-	669
Fund quotas	**225**	**15,050**	**-**	**15,275**	**954**	**14,049**	**-**	**15,003**
Credit rights	-	12,694	-	12,694	-	11,155	-	11,155
Fixed income	-	1,837	-	1,837	-	2,195	-	2,195
Variable income	225	519	-	744	954	699	-	1,653
Debentures	4,156	1,956	60	6,172	2,503	1,351	7	3,861
Eurobonds and other	2,520	-	5	2,525	3,863	-	4	3,867
Financial bills	-	2,541	-	2,541	-	2,001	-	2,001
Promissory and commercial notes	-	435	-	435	-	353	-	353
Other	92	584	-	676	-	1,071	-	1,071
PGBL / VGBL fund quotas	**-**	**253,286**	**-**	**253,286**	**-**	**216,467**	**-**	**216,467**
Available for sale securities	**142,514**	**119,355**	**1,984**	**263,853**	**122,246**	**95,179**	**859**	**218,284**
Government securities - Brazil	**71,517**	**902**	**90**	**72,509**	**55,226**	**986**	**111**	**56,323**
Financial treasury bills	24,445	-	-	24,445	13,061	-	-	13,061
National treasury bills	19,177	-	-	19,177	13,663	-	-	13,663
National treasury notes	20,423	902	-	21,325	23,455	986	-	24,441
National treasury / securitization	-	-	90	90	-	-	111	111
Brazilian external debt bonds	7,472	-	-	7,472	5,047	-	-	5,047
Government securities - Latin America	**36,694**	**-**	**-**	**36,694**	**39,760**	**-**	**-**	**39,760**
Government securities - Abroad	**13,626**	**-**	**-**	**13,626**	**13,783**	**-**	**-**	**13,783**
Corporate securities	**20,677**	**118,453**	**1,894**	**141,024**	**13,477**	**94,193**	**748**	**108,418**
Shares	662	18,567	264	19,493	407	10,800	137	11,344
Rural product note	-	42,240	-	42,240	-	29,221	48	29,269
Bank deposit certificates	-	44	-	44	551	150	13	714
Real estate receivables certificates	179	2,846	123	3,148	-	2,817	149	2,966
Fixed income fund quotas	-	18	-	18	-	-	-	-
Debentures	16,200	41,562	1,490	59,252	9,029	38,556	401	47,986
Eurobonds and other	3,473	937	-	4,410	3,490	1,361	-	4,851
Financial bills	-	346	-	346	-	909	-	909
Promissory and commercial notes	-	10,650	17	10,667	-	8,477	-	8,477
Other	163	1,243	-	1,406	-	1,902	-	1,902
Other receivables - Sundry	**-**	**1,294**	**57**	**1,351**	**-**	**1,336**	**40**	**1,376**
Other liabilities - Sundry	**-**	**488**	**72**	**560**	**-**	**583**	**-**	**583**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2023				12/31/2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**6**	**56,112**	**265**	**56,383**	**29**	**77,646**	**666**	**78,341**
Swap contracts – Adjustment receivable	-	38,364	244	38,608	-	46,478	631	47,109
Option contracts	-	8,260	1	8,261	-	23,825	29	23,854
Forward contracts	-	3,186	19	3,205	-	330	6	336
Credit derivatives	-	281	1	282	-	491	-	491
NDF - Non Deliverable Forward	-	5,377	-	5,377	-	6,140	-	6,140
Other derivative financial instruments	6	644	-	650	29	382	-	411
Liabilities	**(112)**	**(53,003)**	**(380)**	**(53,495)**	**(186)**	**(77,758)**	**(568)**	**(78,512)**
Swap contracts – Adjustment payable	-	(35,509)	(363)	(35,872)	-	(38,900)	(560)	(39,460)
Option contracts	-	(9,901)	(1)	(9,902)	-	(31,141)	(2)	(31,143)
Forward contracts	-	(2,925)	(16)	(2,941)	-	(63)	-	(63)
Credit derivatives	-	(149)	-	(149)	-	(604)	-	(604)
NDF - Non Deliverable Forward	-	(4,478)	-	(4,478)	-	(6,626)	-	(6,626)
Other derivative financial instruments	(112)	(41)	-	(153)	(186)	(424)	(6)	(616)

In all periods, there were no material transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2022	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2023	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**11**	**11**	**-**	**45**	**(22)**	**21**	**66**	**(1)**
Corporate securities	**11**	**11**	**-**	**45**	**(22)**	**21**	**66**	**(1)**
Real estate receivable certificate	-	1	-	-	-	-	1	-
Debentures	7	13	-	40	(21)	21	60	(1)
Eurobonds and other	4	(3)	-	5	(1)	-	5	-
Available for sale securities	**859**	**(274)**	**92**	**2,156**	**(409)**	**(440)**	**1,984**	**(621)**
Government securities - Brazil	**111**	**(20)**	**(1)**	**-**	**-**	**-**	**90**	**20**
Corporate securities	**748**	**(254)**	**93**	**2,156**	**(409)**	**(440)**	**1,894**	**(641)**
Shares	137	21	112	9	(15)	-	264	53
Rural product note	48	(20)	(63)	1,741	(97)	(1,609)	-	-
Bank deposit certificate	13	(13)	-	-	-	-	-	-
Real estate receivable certificate	149	(23)	(3)	-	-	-	123	(64)
Debentures	401	(219)	50	386	(267)	1,139	1,490	(627)
Promissory notes	-	-	(3)	20	(30)	30	17	(3)
Other receivables - Sundry	**40**	**(3)**	**-**	**2**	**(2)**	**20**	**57**	**57**
Other liabilities - Sundry	**-**	**58**	**-**	**14**	**-**	**-**	**72**	**72**

	Fair value at 12/31/2022	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2023	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**666**	**89**	**-**	**171**	**(108)**	**(553)**	**265**	**239**
Swap contracts – Adjustment receivable	631	117	-	147	(98)	(553)	244	240
Option contracts	29	(32)	-	14	(10)	-	1	(4)
Forward contracts	6	3	-	10	-	-	19	3
Credit derivatives	-	1	-	-	-	-	1	-
Derivative financial instruments - Liabilities	**(568)**	**(94)**	**-**	**(385)**	**189**	**478**	**(380)**	**275**
Swap contracts – Adjustment payable	(560)	(90)	-	(367)	176	478	(363)	276
Option contracts	(2)	(3)	-	(9)	13	-	(1)	(1)
Forward contracts	(6)	(1)	-	(9)	-	-	(16)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		**12/31/2023**		**12/31/2022**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(3.0)	(0.3)	(2.2)	(0.1)
	II	(76.7)	(7.8)	(54.9)	(4.3)
	III	(154.0)	(15.6)	(109.2)	(8.5)
Commodities, Indexes and Shares	I	(13.1)	-	(6.7)	-
	II	(26.2)	-	(13.4)	-
Nonlinear	I	(0.1)	-	(24.8)	-
	II	(0.2)	-	(37.8)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	12/31/2023		12/31/2022	
	Book value	Fair value	Book value	Fair value
Assets				
Compulsory deposits with the Central Bank of Brazil	145,404	145,404	115,748	115,748
Money market	235,989	235,989	220,128	220,128
Interbank deposits	50,991	50,993	59,481	59,757
Held to maturity securities	178,568	177,482	169,487	163,997
Loan, lease and other credit operations	907,362	914,489	906,188	907,504
(Provision for loan losses)	(52,019)	(52,019)	(53,125)	(53,125)
Liabilities				
Deposits	951,352	951,332	871,438	871,370
Deposits received under securities repurchase agreements	389,311	389,311	320,517	320,517
Funds from acceptances and issuance of securities	301,635	302,861	256,495	257,123
Borrowings and onlending	99,788	99,810	115,441	115,427
Subordinated debts	46,677	45,637	54,540	53,287
Allowance for financial guarantees provided and loan commitments	3,361	3,361	3,465	3,465

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Compulsory deposits with the Central Bank of Brazil, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Held to maturity securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income attributable to owners of the parent company	**33,368**	**29,414**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**33,153**	**29,199**
Common	16,775	14,774
Preferred	16,378	14,425
Total net income available to equity owners:		
Common	16,884	14,883
Preferred	16,484	14,531
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,840,883,862	4,840,703,872
Basic earnings per share – R$		
Common	3.41	3.00
Preferred	3.41	3.00

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income available to preferred equity owners	**16,484**	**14,531**
Dividends on preferred shares after dilution effects	115	90
Net income available to preferred equity owners considering preferred shares after the dilution effect	**16,599**	**14,621**
Net income available to ordinary equity owners	**16,884**	**14,883**
Dividend on preferred shares after dilution effects	(115)	(90)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**16,769**	**14,793**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,908,283,361	4,900,469,300
Preferred	4,840,883,862	4,840,703,872
Incremental as per share-based payment plans	67,399,499	59,765,428
Diluted earnings per share – R$		
Common	3.38	2.98
Preferred	3.38	2.98

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2b XIX.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	12/31/2023	12/31/2022
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	9.56% p.a.	10.34% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Fixed income securities	**22,363**	**20,684**	**94.2%**	**94.4%**
Quoted in an active market	21,705	20,102	91.4%	91.7%
Non quoted in an active market	658	582	2.8%	2.7%
Variable income securities	**640**	**515**	**2.7%**	**2.3%**
Quoted in an active market	630	508	2.7%	2.3%
Non quoted in an active market	10	7	-	-
Structured investments	**128**	**138**	**0.5%**	**0.6%**
Non quoted in an active market	128	138	0.5%	0.6%
Real estate	**544**	**527**	**2.3%**	**2.4%**
Loans to participants	**79**	**69**	**0.3%**	**0.3%**
Total	**23,754**	**21,933**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to group companies, with a fair value of R$ 464 (R$ 420 at 12/31/2022).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

12/31/2023

		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		2,193	(1,969)	(388)	(164)	(39)	(4)	(43)	(79)	(286)
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other expenses [1]		-	-	-	-	(79)	-	(79)	-	(79)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)		1,136	(1,685)	(8)	(557)	12	(34)	(22)	(37)	(616)
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan [2]		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		(1,508)	1,701	-	193	-	-	-	189	382
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at end of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amount recognized in Assets	10a				30			313	-	343
Amount recognized in Liabilities	10d				(1,996)			-	(776)	(2,772)

12/31/2022

		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		1,995	(1,845)	(308)	(158)	(36)	-	(36)	(246)	(440)
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses [1]		-	-	-	-	(75)	-	(75)	-	(75)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)		(447)	596	(171)	(22)	9	(40)	(31)	25	(28)
5 - Effects on asset ceiling		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan [2]		(441)	(971)	-	(1,412)	-	-	-	(21)	(1,433)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		(1,527)	1,651	-	124	-	-	-	151	275
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at end of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amount recognized in Assets	10a				33			378	-	411
Amount recognized in Liabilities	10d				(1,471)			-	(849)	(2,320)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2023 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 10.34% p.a.(On 01/01/2022 the rate used was 9.46% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 52, in Other comprehensive income is R$ 12 and in income/(expense) is R$ (7).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Retirement plan - FIU	38	69	54
Retirement plan - FUNBEP	104	91	39
Total (1)	**142**	**160**	**93**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration(1)	2024	2025	2026	2027	2028	2029 to 2033
Pension plan - FIU	9.42	1,185	1,131	1,173	1,210	1,243	6,649
Pension plan - FUNBEP	8.73	685	704	721	738	754	3,963
Other post-employment benefits	7.34	197	82	88	70	44	245
Total		**2,067**	**1,917**	**1,982**	**2,018**	**2,041**	**10,857**

1) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate						
Increase by 0.5 p.p.	(870)	-	319	(25)	-	25
Decrease by 0.5 p.p.	941	-	(347)	28	-	(28)
Mortality table						
Increase by 5%	(262)	-	98	(12)	-	12
Decrease by 5%	274	-	(103)	12	-	(12)
Medical inflation						
Increase by 1 p.p.	-	-	-	61	-	(61)
Decrease by 1 p.p.	-	-	-	(52)	-	52

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)	
	01/01 to 12/31/2023	01/01 to 12/31/2022
Foreign branches [1]	1,783	4,427
Latin America consolidated [2]	4,010	2,879
Other foreign companies	160	(1,348)
Foreign consolidated [1]	5,668	4,615

1) Itaú Unibanco S.A. Branch - Grand Cayman Branch merged into Itaú Unibanco S.A. - Nassau Branch on October 18, 2022.
2) Banco Itaú Argentina S.A. and its subsidiaries make up the results presented until 07/31/2023 (Note 3).

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.
- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).
- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.
- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 12/31/2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 1,094 (R$ 734 at 12/31/2022), an increase over the previous year due to the increase of exposure to interest rates.

The document "Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

V - Insurance, private pension and premium bonds risks

The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.

- Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

- Credit risk.
- Market risk.
- Liquidity risk.
- Operating risk.

These risks are managed independently, according to their special characteristics.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2023	12/31/2022
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	166,389	147,781
Tier 1	185,141	166,868
Total capital (PR)	206,862	185,415
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,215,019	1,238,582
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.7%	11.9%
Tier 1 ratio (%)	15.2%	13.5%
Total capital ratio (%)	17.0%	15.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.50%	2.50%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.00%	1.00%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.50%

At 12/31/2023, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,028 (R$ 18,336 at 12/31/2022) and the amount of subordinated debt that makes up Tier II capital is R$ 21,208 (R$ 18,431 at 12/31/2022).

The Basel Ratio reached 17.0% at 12/31/2023, an increase of 2.0 p.p. compared to 12/31/2022, due to the result for the period and reduction of Risk-Weighted Assets. In Risk-Weighted Assets, noteworthy is the reduction in the credit component due to the enactment of BACEN Resolution Nº 229 and Resolution Nº 303 with evolution of internal models.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 109,660 (R$ 86,328 at 12/31/2022), well above the Capital Buffer requirement of R$ 42,526 (R$ 43,350 at 12/31/2022), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 12/31/2023, fixed assets ratio reached 21.5% (19.9% at 12/31/2022), showing a surplus of R$ 58,879 (R$ 55,748 at 12/31/2022).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	12/31/2023	12/31/2022 (1)
Credit risk (excluding counterparty credit risk)	**976,915**	**1,016,137**
Of which: standardised approach for credit risk	924,518	1,016,137
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	52,397	-
Counterparty credit risk (CCR)	**30,804**	**40,222**
Of which: standardized approach for counterparty credit risk (SA-CCR)	22,259	25,361
Of which: other CCR	8,545	14,861
Equity investments in funds - look-through approach	**5,871**	**8,002**
Equity investments in funds - mandate-based approach	**-**	**104**
Equity investments in funds - fall-back approach	**1,543**	**1,461**
Securitisation exposures in banking book	**4,141**	**4,408**
Market Risk	**43,179**	**30,935**
Of which: standardized approach (RWA_{MPAD})	52,299	36,745
Of which: internal models approach (RWA_{MINT})	18,871	23,097
Operational Risk	**103,094**	**96,590**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**49,472**	**40,723**
Total	**1,215,019**	**1,238,582**

1) For comparative purposes, the allocation of the value of the historical RWA_{CVA} portion was adapted according to BACEN Regulatory Instruction No. 385/23.

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	12/31/2023	12/31/2022
Permanent foreign investments	79,366	76,049
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(59,921)	(46,851)
Net foreign exchange position	**19,445**	**29,198**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 12/31/2023	01/01 to 12/31/2022
Regulatory non-recurring results	**(1,560)**	**(703)**
Sale of Banco Itaú Argentina S.A. (BIA)	(1,212)	-
Result on the partial sale of XP Inc. shares	(129)	(123)
Voluntary severance program	-	(757)
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	239
Other	(219)	(62)

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2023

The Audit Committee ("Committee") is a statutory body reporting to the Board of Directors ("Board") and operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/relacoes-com-investidores/). It is currently made up of six independent full-time members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Sarbanes-Oxley Act ("SOX") and the NYSE rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs). Ricardo Baldin meets the requirement that at least one of the members of the Committee must have the expertise to qualify as a financial expert.

The Committee is the sole one for institutions authorized to operate by the Central Bank of Brazil ("BACEN") and for the companies supervised by the Superintendence for Private Insurance ("SUSEP") that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries ("Conglomerate").

Duties and responsibilities

As it concerns its operations, the Committee complies with the regulatory requirements of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil ("BACEN") and the Superintendence for Private Insurance ("SUSEP"), as well as with those applicable to FPIs and the duties included in the Conglomerate's rules and policies, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the Internal Audit ("IA") and the Conglomerate's independent auditors.

Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, supervising the corporate internal control and ensuring compliance with legal and regulatory requirements.

The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and the compliance with defined policies and procedures, including those employed in the preparation of accounting and financial reports.

PricewaterhouseCoopers Auditores Independentes ("PwC") is responsible for the independent audit of the individual and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements fairly present, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board ("IASB"). PwC is also responsible, in this and in the two previous years, for auditing the financial statements of the Prudential Conglomerate and Integrated Report. Additionally, these auditors must issue an annual opinion on the quality and effectiveness of the internal control over financial reporting, in accordance with the rule of the Brazilian Securities and Exchange Commission ("SEC").

Ernst & Young Auditores Independentes ("EY") is responsible for the independent audit of the financial statements of the Conglomerate group companies and of the Itaú Paraguay Group prepared in accordance with local and Brazilian accounting practices.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2023

Activities of the Committee

The Committee's oversight process is based on information received from Management, presentations submitted by the different executive officers at the Brazilian and international units and by the business areas and support departments, the results of the work undertaken by the independent auditors, internal auditors and those responsible for risk and capital management, internal controls and compliance. The Committee has also held follow-up meetings with BACEN and the Supervisory Council. As part of its duties, the Committee has approved the Internal Audit work for 2024, carrying out the assessment for 2023 of the services carried out by the IA, Operational Risk Office ("DRO"), Corporate Compliance Office ("DCC"), Anti-Money Laundering Office ("DPLD") and Corporate Security Office ("DSC").

The DCC reported to the Committee the monitoring of the Corporate Integrity and Ethics Program, and the Internal Audit submitted to the Committee the consolidation of the result of the audit works that addressed topics related to this program. The Committee supervises the Corporate Policy on Anti-Corruption and Handling of Complaints Received based on information gathered and submitted by the DSC and on other mechanisms available.

The DSC informed the Committee that no incidents were identified that fell into the materiality criterion set in the internal policy with respect to the communication of errors and fraud by members of the Board, statutory committees and board of officers, employees and third parties. The Committee did not identify incidents of fraud or non-compliance with rules and regulations or errors on the internal control, accounting and audit areas that could jeopardize the Conglomerate's continuity.

To carry out the activities and procedures described above, the Committee held a total of 135 meetings over 32 days in the period from August 17, 2023 to February 7, 2024, duly formalized in minutes, with the attendance of independent auditors, internal auditors, supervisors in charge of corporate risks and Corporate Compliance, and executives from the Conglomerate's administrative, financial, information technology and business areas. In that same period, 19 meetings were held with the exclusive attendance of Committee's members, aimed at addressing matters such as work planning, assessments of the independent audit and second line of defense areas, preparation of reports required by regulators, reviews and approval of Corporate Policies and the Semiannual Report of the Whistleblowing Channel, discussion of material topics and other administrative activities.

Conclusions

Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the six-month period and year ended December 31, 2023:

- the internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite, and the compliance with the provisions in current regulation has been monitored, with evidence of deficiencies detected;
- the coverage and quality of the Internal Audit work are satisfactory, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, and it operates with appropriate independence;
- the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including the compliance with rules issued by the CMN and BACEN, and the international accounting standards issued by the International Accounting Standards Board (IASB); and

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2023

- the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), including as regards the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendations on the financial statements, is adequate, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor.

Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period and year ended December 31, 2023.

São Paulo, February 5, 2024.

Audit Committee

Maria Helena dos Santos Fernandes de Santana – Chairperson

Alexandre de Barros

Fernando Barçante Tostes Malta

Luciana Pires Dias

Rogério Carvalho Braga

Ricardo Baldin (Financial Expert)

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Parent company and consolidated financial statements at December 31, 2023 and independent auditor's report

pwc

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at December 31, 2023 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2023 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2023, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our six-month period and year ended December 31, 2023 audit.

These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provision for Loan Losses (Notes 2(b)IX and 6)

The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves certain assumptions and factors, including the counterparty's risk evaluation, the estimated amounts of recovery and measurement of guarantees.

The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses.

Furthermore, management regularly reviews the judgments and estimates used in determining the Provision for Loan Losses.

Considering the matters mentioned above, this continued to be an area of focus in our audit.

Our audit procedures considered, among others:

- Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in notes to the financial statements.

- For the individually calculated provision for loan losses, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the estimates of recovery of overdue receivables.

- For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates.

- For selected data inputs for these models, and, when available and in a sample basis, compared the data and assumptions used with market information.

We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent.

pwc

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2(b)V, 2(b)VI, 2(b)VIII, 5 and 17)	
The fair value measurement of financial instruments with low liquidity and/or without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve Management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.	Our audit procedures consider, among others: • Tests of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures. • With the support of our specialists, we analyzed the main methodologies used to fair value these financial instruments and the significant assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the fair valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements.
Information technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities partially	As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of assessment and tests of relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of technology infrastructure.

pwc

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
remotely (home office), considering the technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2(b)XVII and 9)	
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording, and disclosing the provisions and contingent liabilities required items, we continue to consider this an area of audit focus.	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, in a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes, are appropriate.

pwc

Itaú Unibanco Holding S.A.

Other matters

Statements of added value

The parent company and consolidated statements of added value for the six-month period and year ended on December 31, 2023, prepared under the responsibility of the management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of added value". In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

The Bank's Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable,

actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the year ended December 31, 2023 and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of **ITAÚ UNIBANCO HOLDING S.A.**, after having examined the financial statements for the fiscal year ended December 31, 2023, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), February 05, 2024.

GILBERTO FRUSSA
President

IGOR BARENBOIM
Member

EDUARDO HIROYUKI MIYAKI
Member

**Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil**

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of December 31, 2023.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on February 05, 2024, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Summary of The Audit Committee Report;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Arnaldo Alves dos Santos
Accountant

DocuSign

Certificate Of Completion

Envelope Id: 38480B627EBF40D789B8F219E361C38E		Status: Completed
Subject: Itaú Unibanco Holding S.A. - BR GAAP 31.12.2023 Inglês		
LoS / Área: Assurance (Audit, CMAAS)		
Tipo de Documento: Relatórios ou Deliverables		
Source Envelope:		
Document Pages: 130	Signatures: 1	Envelope Originator:
Certificate Pages: 8	Initials: 0	Rafael Meta
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		rafael.meta@pwc.com
		IP Address: 54.94.237.112

Record Tracking

Status: Original 05 February 2024 | 19:41	Holder: Rafael Meta rafael.meta@pwc.com	Location: DocuSign
Status: Original 05 February 2024 | 22:17	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Sócio **Electronic Record and Signature Disclosure:** Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC	 DocuSigned by: Emerson Laerte 9501B61A2BE945B... Signature Adoption: Pre-selected Style Using IP Address: 54.94.245.207	Sent: 05 February 2024 | 19:46 Viewed: 05 February 2024 | 22:15 Signed: 05 February 2024 | 22:17

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Rafael Meta rafael.meta@pwc.com Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 05 February 2024 | 22:17 Viewed: 05 February 2024 | 22:17 Signed: 05 February 2024 | 22:17

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	05 February 2024 | 19:46
Certified Delivered	Security Checked	05 February 2024 | 22:15
Signing Complete	Security Checked	05 February 2024 | 22:17
Completed	Security Checked	05 February 2024 | 22:17

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA

Registro Eletrônicos e Divulgação de Assinatura

Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão "Eu concordo" na parte inferior deste documento.

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Consequências da revogação de consentimento

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Todos os avisos e divulgações serão enviados a você eletronicamente

A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente.

Como contatar a PwC:

Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo:

To contact us by email send messages to: fiche.alessandra@pwc.com

Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com

Para informar seu novo endereço de e-mail a PwC:

Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address.

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Para solicitar cópias impressas a PwC:

Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso.

Para revogar o seu consentimento perante a PwC:

Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá:

(i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou

(ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

Hardware e software necessários:**

(i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS®

(ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas)

(iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF.

(iv) Resolução de Tela: Mínimo 800 x 600

(v) Ajustes de Segurança habilitados: Permitir cookies por sessão

** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas.

Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente:

Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão "Eu concordo" abaixo.

Ao selecionar o campo "Eu concordo", eu confirmo que:

(i) Eu posso acessar e ler este documento eletrônico, denominado CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTRO ELETRÔNICO E DIVULGAÇÃO DE ASSINATURA; e

(ii) Eu posso imprimir ou salvar ou enviar por e-mail esta divulgação para onde posso imprimi-la para futura referência e acesso; e (iii) Até ou a menos que eu notifique a PwC conforme descrito acima, eu consinto em receber exclusivamente em formato eletrônico, todos os avisos, divulgações, autorizações, aceites e outros documentos que devam ser fornecidos ou disponibilizados para mim por PwC durante o curso do meu relacionamento com você.

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, PwC (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

Getting paper copies

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Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format,

and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact PwC:

You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:
To contact us by email send messages to: fiche.alessandra@pwc.com

To advise PwC of your new email address

To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address.

If you created a DocuSign account, you may update it with your new email address through your account preferences.

To request paper copies from PwC

To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with PwC

To inform us that you no longer wish to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii. send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process..

Required hardware and software

The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements.

Acknowledging your access and consent to receive and sign documents electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

By selecting the check-box next to 'I agree to use electronic records and signatures', you confirm that:

- You can access and read this Electronic Record and Signature Disclosure; and
- You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and
- Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC.